

OLD MUTUAL®

Funds III

Old Mutual Funds III

SEMI-ANNUAL REPORT

June 30, 2009

Old Mutual 2011-2020 Conservative Fund
Old Mutual 2011-2020 Moderate Fund
Old Mutual 2011-2020 Aggressive Fund
Old Mutual 2021-2030 Conservative Fund
Old Mutual 2021-2030 Moderate Fund
Old Mutual 2021-2030 Aggressive Fund
Old Mutual 2031-2040 Conservative Fund
Old Mutual 2031-2040 Moderate Fund
Old Mutual 2031-2040 Aggressive Fund
Old Mutual 2041-2050 Conservative Fund
Old Mutual 2041-2050 Moderate Fund
Old Mutual 2041-2050 Aggressive Fund

TABLE OF CONTENTS

This page is intentionally left blank.

ABOUT THIS REPORT

HISTORICAL RETURNS

All total returns mentioned in this report account for the change in a Fund's per-share price and the reinvestment of any dividends and capital gain distributions. If your account is set up to receive Fund dividends and distributions in cash rather than reinvest them, your actual return may differ from these figures. The Funds' performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Past performance does not guarantee future results. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Performance results represent past performance, and current performance may be higher or lower. Please call toll-free at 888-772-2888 or visit oldmutualfunds.com for performance results current to the most recent month-end.

Performance results for short periods of time may not be representative of longer-term results. Performance without load assumes that no front-end charge applied to the investment. Performance with load assumes that a front-end sales charge applied to the extent applicable. Each of the Funds offers Class A and Institutional Class shares. Class A shares have a current maximum up-front sales charge of 5.75% and are subject to an annual service fee of 0.25%. The returns for certain periods may reflect fee waivers and/or reimbursements in effect for that period; absent fee waivers and reimbursements, performance would have been lower.

FUND DATA

This report reflects views, opinions, and Fund holdings as of June 30, 2009, the end of the report period, and is subject to change. The information is not a complete analysis of every aspect of any sector, industry, security or of the Funds. Opinions and forecasts regarding industries, companies and/or themes, and Fund composition and holdings, are subject to change at any time based on market and other conditions, and should not be construed as a recommendation of any specific security or as investment advice. Percentage holdings as of June 30, 2009 are included in each Fund's Schedule of Investments. There is no assurance that the securities purchased will remain in a Fund or that securities sold have not been repurchased.

There are risks associated with mutual fund investing, including the risk of loss of principal. There is no assurance that the investment process will consistently lead to successful results. An investment in a Fund is not a bank deposit or other obligation, or guaranteed by a depository institution. It is not insured or guaranteed by the Federal Deposit Insurance Corporation ("FDIC") or any other government agency.

COMPARATIVE INDEXES

The comparative indexes discussed in this report are meant to provide a basis for judging a Fund's performance against a specific securities index. Each index accounts for changes in security price and assumes reinvestment of dividends and distributions, but does not reflect the cost of managing a mutual fund. A Fund may significantly differ in holdings and composition from the index and individuals cannot invest directly in an index.

Dow Jones Target Date Indexes

The Dow Jones Target Date Indexes (each an "Index" or collectively the "Indexes") are a series of Indexes designed as benchmarks for multi-asset class portfolios with risk profiles that become more conservative over time. The Index weightings among the major asset classes are adjusted monthly based on a published set of Index rules. The Indexes with longer time horizons have higher allocations to equity securities, while the Indexes with shorter time horizons replace some of their stock allocations with allocations to fixed income securities and money market instruments. The Index returns reflect hypothetical back-tested performance.

Standard & Poor's 500 Index

The unmanaged Standard & Poor's 500 ("S&P 500") Index is a market value-weighted index that measures the performance of large-cap common stocks across all major industries.

Index returns and statistical data included in this report are provided by Bloomberg and FactSet.

MESSAGE TO SHAREHOLDERS

Dear Shareholder:

The six-month period ending June 30, 2009 was a volatile investment period. The first quarter of 2009 continued the downward spiral of the economy, marked by decreased demand for manufactured goods, rising unemployment, declines in prices of existing family homes and record numbers of foreclosures. The economy then began showing signs of improvement during the second quarter of 2009. There was a market rally at the end of March 2009, sparked by announcements by Citigroup, JP Morgan Chase and Bank of America that all three firms were profitable in January and February 2009. Additionally, data showing an improvement in existing home sales from January to February 2009 appeared to signal that the damaged housing market may be showing signs of stabilizing.

With the market rally at the end of March 2009, many investors found renewed confidence in the stimulus programs promised by the Obama Administration, legislative action of the U.S. Congress and an ever expanding series of rescue packages from the U.S. Treasury and U.S. Federal Reserve Board. For the six-month period ending June 30, 2009, U.S. stocks, as measured by the S&P 500 Index, rose 3.16%. The global economic outlook also showed signs of improvement, with several global indices reporting positive returns for the six-month period.

Old Mutual Capital, Inc. believes that current policy response may help the global economy continue to recover, although it expects to see higher than normal volatility. Old Mutual Capital, Inc. also believes that although it may take some time to play out, strong long-term opportunities may be available to patient investors, and as the economy continues to improve, those investors could be rewarded.

As always, we are grateful for your support and will continue to work diligently to enhance your experience as an investor in the Old Mutual Funds III portfolios. Please do not hesitate to contact us if there is anything we can do to better serve you. Feel free to contact me directly at President@oldmutualcapital.com, or please see the back cover of this report for other contact information.

Sincerely,



Julian F. Sluyters
President
Old Mutual Funds III

OLD MUTUAL 2011-2020 CONSERVATIVE FUND

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of June 30, 2009

	Inception Date	6 Month Return*	1 Year Return	Annualized Inception to Date
Institutional Class	03/03/08	6.62%	(7.90)%	(6.35)%
Class A with load	01/02/09	n/a	n/a	(0.73)%*
Class A without load	01/02/09	n/a	n/a	5.30%*
Dow Jones Target 2015 Index	03/03/08	5.33%	(9.14)%	(7.67)%

Past performance is not a guarantee of future results. The Fund's performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Information about these performance results and the comparative index can be found on page 1.

* Not Annualized

Class A shares have a current maximum up-front sales charge of 5.75%. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Institutional Class and Class A shares (as reported in the supplement dated May 5, 2009 to the prospectus dated April 22, 2009) are 33.29% and 0.86%; and 47.68% and 1.31%, respectively. Expenses for Class A shares are based on estimated amounts.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Institutional Class shares on the inception date of March 3, 2008 to an investment made in an unmanaged securities index on that date. Performance for the Fund's other share class will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Top Ten Holdings as of June 30, 2009

Old Mutual Barrow Hanley Core Bond Fund	27.8%
Old Mutual Dwight High Yield Fund	14.6%
Old Mutual Barrow Hanley Value Fund	14.2%
Old Mutual International Bond Fund	8.3%
Old Mutual Large Cap Growth Fund	7.7%
Old Mutual International Equity Fund	6.8%
Old Mutual Dwight Intermediate Fixed Income Fund	5.1%
Old Mutual Focused Fund	3.9%
Old Mutual Analytic U.S. Long/Short Fund	3.0%
Old Mutual Heitman Global Real Estate Securities Fund	1.9%
As a % of Total Fund Investments	93.3%

Sector Weightings as of June 30, 2009 — % of Total Fund Investments



Value-Mid Cap (1.5%)
Value-Small Cap (1.0%)
Emerging Market-Equity (1.5%)
Value (18.1%)
Sector Fund-Real Estate (0.7%)
Real Estate (1.9%)
Cash Equivalents (0.9%)
Market Neutral-Equity (3.0%)
International Equity (6.7%)
Growth-Small Cap (0.8%)
Growth-Large Cap (7.7%)
Growth (0.3%)
Government/Corporate (55.9%)

OLD MUTUAL 2011-2020 CONSERVATIVE FUND — concluded

SCHEDULE OF INVESTMENTS

As of June 30, 2009 (Unaudited)

Description	Shares	Value
Affiliated Mutual Funds[1] — 102.8%		
Emerging Market-Equity — 1.5%		
Old Mutual Clay Finlay Emerging Markets Fund	560	$ 5,762
Total Emerging Market-Equity		5,762
Government/Corporate — 58.0%		
Old Mutual Barrow Hanley Core Bond Fund	10,777	110,575
Old Mutual Dwight High Yield Fund	6,188	57,916
Old Mutual Dwight Intermediate Fixed Income Fund	2,032	20,223
Old Mutual Dwight Short Term Fixed Income Fund	32	317
Old Mutual International Bond Fund	3,953	33,090
Total Government/Corporate		222,121
Growth — 0.3%		
Old Mutual Advantage Growth Fund	220	1,279
Total Growth		1,279
Growth-Large Cap — 8.0%		
Old Mutual Large Cap Growth Fund*	2,395	30,630
Total Growth-Large Cap		30,630
Growth-Small Cap — 0.9%		
Old Mutual Strategic Small Company Fund*	436	3,276
Total Growth-Small Cap		3,276
International Equity — 7.0%		
Old Mutual International Equity Fund	3,777	26,779
Total International Equity		26,779
Market Neutral-Equity — 3.1%		
Old Mutual Analytic U.S. Long/Short Fund	1,298	11,807
Total Market Neutral-Equity		11,807
Real Estate — 2.0%		
Old Mutual Heitman Global Real Estate Securities Fund	1,302	7,618
Total Real Estate		7,618
Sector Fund-Real Estate — 0.7%		
Old Mutual Heitman REIT Fund	589	2,720
Total Sector Fund-Real Estate		2,720

Description	Shares	Value
Value — 18.8%		
Old Mutual Barrow Hanley Value Fund	12,061	$ 56,327
Old Mutual Focused Fund	887	15,513
Total Value		71,840
Value-Mid Cap — 1.5%		
Old Mutual TS&W Mid-Cap Value Fund	930	5,943
Total Value-Mid Cap		5,943
Value-Small Cap — 1.0%		
Old Mutual Discover Value Fund	575	4,019
Total Value-Small Cap		4,019
Total Affiliated Mutual Funds (Cost $424,353)		393,794
Money Market Fund — 0.9%		
Dreyfus Cash Management Fund, Institutional Class, 0.411% (A)	3,417	3,417
Total Money Market Fund (Cost $3,417)		**3,417**
Total Investments — 103.7% (Cost $427,770)		397,211
Other Assets and Liabilities, Net — (3.7)%		(14,193)
Total Net Assets — 100.0%		**$383,018**

For descriptions of abbreviations and footnotes, please refer to page 27.

The accompanying notes are an integral part of the financial statements.

4

OLD MUTUAL 2011-2020 MODERATE FUND

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of June 30, 2009

	Inception Date	6 Month Return*	1 Year Return	Annualized Inception to Date
Institutional Class	03/03/08	6.77%	(15.42)%	(12.27)%
Class A with load	01/02/09	n/a	n/a	(0.99)%*
Class A without load	01/02/09	n/a	n/a	5.10%*
Dow Jones Target 2015 Index	03/03/08	5.33%	(9.14)%	(7.67)%

Past performance is not a guarantee of future results. The Fund's performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Information about these performance results and the comparative index can be found on page 1.

* Not Annualized

Class A shares have a current maximum up-front sales charge of 5.75%. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Institutional Class and Class A shares (as reported in the supplement dated May 5, 2009 to the prospectus dated April 22, 2009) are 33.38% and 0.92%; and 47.79% and 1.42%, respectively. Expenses for Class A shares are based on estimated amounts.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Institutional Class shares on the inception date of March 3, 2008 to an investment made in an unmanaged securities index on that date. Performance for the Fund's other share class will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Top Ten Holdings as of June 30, 2009

Old Mutual Barrow Hanley Value Fund	19.1%
Old Mutual Barrow Hanley Core Bond Fund	18.2%
Old Mutual Dwight High Yield Fund	10.1%
Old Mutual International Equity Fund	9.9%
Old Mutual Large Cap Growth Fund	7.0%
Old Mutual Analytic U.S. Long/Short Fund	6.1%
Old Mutual International Bond Fund	5.9%
Old Mutual Focused Fund	5.1%
Old Mutual Dwight Intermediate Fixed Income Fund	3.9%
Old Mutual Advantage Growth Fund	3.4%
As a % of Total Fund Investments	88.7%

Sector Weightings as of June 30, 2009 — % of Total Fund Investments



Value-Small Cap (2.2%)
Value-Mid Cap (1.4%)
Cash Equivalents (1.3%)
Emerging Market-Equity (2.4%)
Value (24.1%)
Government/Corporate (38.3%)
Sector Fund-Real Estate (0.7%)
Real Estate (1.5%)
Market Neutral-Equity (6.1%)
International Equity (9.9%)
Growth-Small Cap (0.9%)
Growth-Large Cap (7.0%)
Growth (4.2%)

OLD MUTUAL 2011-2020 MODERATE FUND — concluded

SCHEDULE OF INVESTMENTS

AS OF JUNE 30, 2009 (UNAUDITED)

Description	Shares	Value
Affiliated Mutual Funds[1] — 102.1%		
Emerging Market-Equity — 2.5%		
Old Mutual Clay Finlay Emerging Markets Fund	857	$ 8,815
Total Emerging Market-Equity		8,815
Government/Corporate — 39.6%		
Old Mutual Barrow Hanley Core Bond Fund	6,540	67,101
Old Mutual Dwight High Yield Fund	3,967	37,134
Old Mutual Dwight Intermediate Fixed Income Fund	1,466	14,586
Old Mutual Dwight Short Term Fixed Income Fund	65	637
Old Mutual International Bond Fund	2,626	21,981
Total Government/Corporate		141,439
Growth — 4.3%		
Old Mutual Advantage Growth Fund	2,179	12,658
Old Mutual Growth Fund*	146	2,712
Total Growth		15,370
Growth-Large Cap — 7.3%		
Old Mutual Large Cap Growth Fund*	2,033	26,008
Total Growth-Large Cap		26,008
Growth-Small Cap — 0.9%		
Old Mutual Strategic Small Company Fund*	439	3,299
Total Growth-Small Cap		3,299
International Equity — 10.2%		
Old Mutual International Equity Fund	5,137	36,420
Total International Equity		36,420
Market Neutral-Equity — 6.3%		
Old Mutual Analytic U.S. Long/Short Fund	2,476	22,533
Total Market Neutral-Equity		22,533
Real Estate — 1.5%		
Old Mutual Heitman Global Real Estate Securities Fund	931	5,449
Total Real Estate		5,449
Sector Fund-Real Estate — 0.8%		
Old Mutual Heitman REIT Fund	595	2,751
Total Sector Fund-Real Estate		2,751
Value — 25.0%		
Old Mutual Barrow Hanley Value Fund	15,076	70,403
Old Mutual Focused Fund	1,072	18,745
Total Value		89,148

Description	Shares	Value
Value-Mid Cap — 1.5%		
Old Mutual TS&W Mid-Cap Value Fund	833	$ 5,325
Total Value-Mid Cap		5,325
Value-Small Cap — 2.2%		
Old Mutual Discover Value Fund	1,151	8,045
Total Value-Small Cap		8,045
Total Affiliated Mutual Funds (Cost $411,169)		364,602
Money Market Fund — 1.4%		
Dreyfus Cash Management Fund, Institutional Class, 0.411% (A)	4,787	4,787
Total Money Market Fund (Cost $4,787)		4,787
Total Investments — 103.5% (Cost $415,956)		369,389
Other Assets and Liabilities, Net — (3.5)%		(12,320)
Total Net Assets — 100.0%		$357,069

For descriptions of abbreviations and footnotes, please refer to page 27.

The accompanying notes are an integral part of the financial statements.

6

OLD MUTUAL 2011-2020 AGGRESSIVE FUND

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of June 30, 2009

	Inception Date	6 Month Return*	1 Year Return	Annualized Inception to Date
Institutional Class	03/03/08	6.55%	(23.64)%	(18.90)%
Class A with load	01/02/09	n/a	n/a	(1.88)%*
Class A without load	01/02/09	n/a	n/a	4.14%*
Dow Jones Target 2015 Index	03/03/08	5.33%	(9.14)%	(7.67)%

Past performance is not a guarantee of future results. The Fund's performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Information about these performance results and the comparative index can be found on page 1.

* Not Annualized

Class A shares have a current maximum up-front sales charge of 5.75%. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Institutional Class and Class A shares (as reported in the supplement dated May 5, 2009 to the prospectus dated April 22, 2009) are 33.49% and 0.99%; and 47.86% and 1.49%, respectively. Expenses for Class A shares are based on estimated amounts.

Value of a $10,000 Investment



Old Mutual 2011-2020 Aggressive Fund, Institutional Class
Dow Jones Target 2015 Index

$8,995
$7,575

3/3/08   12/31/08   6/30/09

Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Institutional Class shares on the inception date of March 3, 2008 to an investment made in an unmanaged securities index on that date. Performance for the Fund's other share class will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Top Ten Holdings as of June 30, 2009

Old Mutual Barrow Hanley Value Fund	24.7%
Old Mutual International Equity Fund	15.1%
Old Mutual Barrow Hanley Core Bond Fund	8.6%
Old Mutual Focused Fund	7.8%
Old Mutual Analytic U.S. Long/Short Fund	7.7%
Old Mutual Large Cap Growth Fund	5.3%
Old Mutual Dwight High Yield Fund	4.9%
Old Mutual Advantage Growth Fund	4.6%
Old Mutual TS&W Mid-Cap Value Fund	3.7%
Old Mutual International Bond Fund	3.7%
As a % of Total Fund Investments	86.1%

Sector Weightings as of June 30, 2009 — % of Total Fund Investments



Value-Small Cap (3.5%)
Cash Equivalents (0.9%)
Value-Mid Cap (3.7%)
Emerging Market-Equity (3.4%)
Government/Corporate (18.3%)
Value (32.5%)
Growth (5.6%)
Growth-Large Cap (5.3%)
Growth-Small Cap (1.0%)
Sector Fund-Real Estate (0.8%)
Real Estate (2.2%)
International Equity (15.1%)
Market Neutral-Equity (7.7%)

OLD MUTUAL 2011-2020 AGGRESSIVE FUND — concluded

SCHEDULE OF INVESTMENTS
As of June 30, 2009 (Unaudited)

Description	Shares	Value
Affiliated Mutual Funds[1] — 102.5%		
Emerging Market-Equity — 3.6%		
Old Mutual Clay Finlay Emerging Markets Fund	1,093	$ 11,253
Total Emerging Market-Equity		11,253
Government/Corporate — 18.9%		
Old Mutual Barrow Hanley Core Bond Fund	2,738	28,095
Old Mutual Dwight High Yield Fund	1,715	16,053
Old Mutual Dwight Intermediate Fixed Income Fund	332	3,305
Old Mutual Dwight Short Term Fixed Income Fund	40	391
Old Mutual International Bond Fund	1,440	12,057
Total Government/Corporate		59,901
Growth — 5.8%		
Old Mutual Advantage Growth Fund	2,571	14,937
Old Mutual Growth Fund*	182	3,370
Total Growth		18,307
Growth-Large Cap — 5.4%		
Old Mutual Large Cap Growth Fund*	1,348	17,244
Total Growth-Large Cap		17,244
Growth-Small Cap — 1.0%		
Old Mutual Strategic Small Company Fund*	432	3,246
Total Growth-Small Cap		3,246
International Equity — 15.6%		
Old Mutual International Equity Fund	6,992	49,571
Total International Equity		49,571
Market Neutral-Equity — 8.0%		
Old Mutual Analytic U.S. Long/Short Fund	2,771	25,220
Total Market Neutral-Equity		25,220
Real Estate — 2.3%		
Old Mutual Heitman Global Real Estate Securities Fund	1,226	7,173
Total Real Estate		7,173
Sector Fund-Real Estate — 0.8%		
Old Mutual Heitman REIT Fund	536	2,475
Total Sector Fund-Real Estate		2,475
Value — 33.6%		
Old Mutual Barrow Hanley Value Fund	17,333	80,945
Old Mutual Focused Fund	1,466	25,637
Total Value		106,582

Description	Shares	Value
Value-Mid Cap — 3.8%		
Old Mutual TS&W Mid-Cap Value Fund	1,907	$ 12,183
Total Value-Mid Cap		12,183
Value-Small Cap — 3.7%		
Old Mutual Discover Value Fund	1,658	11,587
Total Value-Small Cap		11,587
Total Affiliated Mutual Funds (Cost $388,707)		324,742
Money Market Fund — 0.9%		
Dreyfus Cash Management Fund, Institutional Class, 0.411% (A)	2,767	2,767
Total Money Market Fund (Cost $2,767)		2,767
Total Investment — 103.4% (Cost $391,474)		327,509
Other Assets and Liabilities, Net — (3.4)%		(10,848)
Total Net Assets — 100.0%		$316,661

For descriptions of abbreviations and footnotes, please refer to page 27.

The accompanying notes are an integral part of the financial statements.

Old Mutual 2021-2030 Conservative Fund

Performance and Portfolio Summary (Unaudited)

Average Annual Total Returns as of June 30, 2009

	Inception Date	6 Month Return*	1 Year Return	Annualized Inception to Date
Institutional Class	03/03/08	6.61%	(14.16)%	(11.25)%
Class A with load	01/02/09	n/a	n/a	(1.20)%*
Class A without load	01/02/09	n/a	n/a	4.79%*
Dow Jones Target 2025 Index	03/03/08	7.52%	(16.84)%	(13.71)%

Past performance is not a guarantee of future results. The Fund's performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Information about these performance results and the comparative index can be found on page 1.

* Not Annualized

Class A shares have a current maximum up-front sales charge of 5.75%. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Institutional Class and Class A shares (as reported in the supplement dated May 5, 2009 to the prospectus dated April 22, 2009) are 33.48% and 0.92%; and 47.74% and 1.37%, respectively. Expenses for Class A shares are based on estimated amounts.

Value of a $10,000 Investment



- Old Mutual 2021-2030 Conservative Fund, Institutional Class — $8,537
- Dow Jones Target 2025 Index — $8,224

Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Institutional Class shares on the inception date of March 3, 2008 to an investment made in an unmanaged securities index on that date. Performance for the Fund's other share class will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Top Ten Holdings as of June 30, 2009

Old Mutual Barrow Hanley Core Bond Fund	21.0%
Old Mutual Barrow Hanley Value Fund	17.5%
Old Mutual International Equity Fund	10.5%
Old Mutual Dwight High Yield Fund	9.8%
Old Mutual International Bond Fund	8.1%
Old Mutual Large Cap Growth Fund	5.2%
Old Mutual Analytic U.S. Long/Short Fund	4.5%
Old Mutual Focused Fund	4.3%
Old Mutual Advantage Growth Fund	3.6%
Old Mutual Dwight Intermediate Fixed Income Fund	3.5%
As a % of Total Fund Investments	88.0%

Sector Weightings as of June 30, 2009 — % of Total Fund Investments



- Emerging Market-Equity (2.4%)
- Value-Small Cap (2.3%)
- Value-Mid Cap (2.5%)
- Value (21.8%)
- Government/Corporate (42.6%)
- Sector Fund-Real Estate (0.7%)
- Real Estate (1.9%)
- Cash Equivalents (0.8%)
- Market Neutral-Equity (4.5%)
- International Equity (10.5%)
- Growth-Small Cap (0.9%)
- Growth-Large Cap (5.1%)
- Growth (4.0%)

OLD MUTUAL 2021-2030 CONSERVATIVE FUND — concluded

SCHEDULE OF INVESTMENTS

As of June 30, 2009 (Unaudited)

Description	Shares	Value
Affiliated Mutual Funds[(1)] — 102.9%		
Emerging Market-Equity — 2.5%		
Old Mutual Clay Finlay Emerging Markets Fund	863	$ 8,876
Total Emerging Market-Equity		8,876
Government/Corporate — 44.2%		
Old Mutual Barrow Hanley Core Bond Fund	7,588	77,855
Old Mutual Dwight High Yield Fund	3,898	36,490
Old Mutual Dwight Intermediate Fixed Income Fund	1,306	12,991
Old Mutual Dwight Short Term Fixed Income Fund	53	519
Old Mutual International Bond Fund	3,566	29,843
Total Government/Corporate		157,698
Growth — 4.1%		
Old Mutual Advantage Growth Fund	2,275	13,219
Old Mutual Growth Fund*	78	1,453
Total Growth		14,672
Growth-Large Cap — 5.4%		
Old Mutual Large Cap Growth Fund*	1,494	19,103
Total Growth-Large Cap		19,103
Growth-Small Cap — 0.9%		
Old Mutual Strategic Small Company Fund*	435	3,274
Total Growth-Small Cap		3,274
International Equity — 10.9%		
Old Mutual International Equity Fund	5,492	38,941
Total International Equity		38,941
Market Neutral-Equity — 4.7%		
Old Mutual Analytic U.S. Long/Short Fund	1,840	16,740
Total Market Neutral-Equity		16,740
Real Estate — 2.0%		
Old Mutual Heitman Global Real Estate Securities Fund	1,234	7,219
Total Real Estate		7,219
Sector Fund-Real Estate — 0.7%		
Old Mutual Heitman REIT Fund	540	2,496
Total Sector Fund-Real Estate		2,496
Value — 22.6%		
Old Mutual Barrow Hanley Value Fund	13,902	64,923
Old Mutual Focused Fund	903	15,795
Total Value		80,718

Description	Shares	Value
Value-Mid Cap — 2.6%		
Old Mutual TS&W Mid-Cap Value Fund	1,450	$ 9,262
Total Value-Mid Cap		9,262
Value-Small Cap — 2.3%		
Old Mutual Discover Value Fund	1,197	8,370
Total Value-Small Cap		8,370
Total Affiliated Mutual Funds (Cost $412,449)		367,369
Money Market Fund — 0.9%		
Dreyfus Cash Management Fund, Institutional Class, 0.411% (A)	3,160	3,160
Total Money Market Fund (Cost $3,160)		3,160
Total Investments — 103.8% (Cost $415,609)		370,529
Other Assets and Liabilities, Net — (3.8)%		(13,648)
Total Net Assets — 100.0%		$ 356,881

For descriptions of abbreviations and footnotes, please refer to page 27.

The accompanying notes are an integral part of the financial statements.

Old Mutual 2021-2030 Moderate Fund

Performance and Portfolio Summary (Unaudited)

Average Annual Total Returns as of June 30, 2009

	Inception Date	6 Month Return*	1 Year Return	Annualized Inception to Date
Institutional Class	03/03/08	6.31%	(22.60)%	(18.07)%
Class A with load	01/02/09	n/a	n/a	(1.99)%*
Class A without load	01/02/09	n/a	n/a	3.93%*
Dow Jones Target 2025 Index	03/03/08	7.52%	(16.84)%	(13.71)%

Past performance is not a guarantee of future results. The Fund's performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Information about these performance results and the comparative index can be found on page 1.

* Not Annualized

Class A shares have a current maximum up-front sales charge of 5.75%. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Institutional Class and Class A shares (as reported in the supplement dated May 5, 2009 to the prospectus dated April 22, 2009) are 33.48% and 0.99%; and 47.86% and 1.49%, respectively. Expenses for Class A shares are based on estimated amounts.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Institutional Class shares on the inception date of March 3, 2008 to an investment made in an unmanaged securities index on that date. Performance for the Fund's other share class will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Top Ten Holdings as of June 30, 2009

Old Mutual Barrow Hanley Value Fund	23.4%
Old Mutual International Equity Fund	15.3%
Old Mutual Barrow Hanley Core Bond Fund	10.4%
Old Mutual Focused Fund	7.2%
Old Mutual Analytic U.S. Long/Short Fund	7.0%
Old Mutual Dwight High Yield Fund	5.4%
Old Mutual Large Cap Growth Fund	5.3%
Old Mutual International Bond Fund	4.7%
Old Mutual Advantage Growth Fund	4.5%
Old Mutual Clay Finlay Emerging Markets Fund	3.5%
As a % of Total Fund Investments	86.7%

Sector Weightings as of June 30, 2009 — % of Total Fund Investments



Value-Small Cap (2.8%)
Value-Mid Cap (2.9%)
Emerging Market-Equity (3.5%)
Government/Corporate (22.5%)
Value (30.6%)
Growth (6.1%)
Growth-Large Cap (5.3%)
Growth-Small Cap (1.0%)
International Equity (15.3%)
Sector Fund-Real Estate (0.7%)
Real Estate (1.5%)
Cash Equivalents (0.8%)
Market Neutral-Equity (7.0%)

SCHEDULE OF INVESTMENTS

AS OF JUNE 30, 2009 (UNAUDITED)

Description	Shares	Value
Affiliated Mutual Funds[1] — 102.6%		
Emerging Market-Equity — 3.6%		
Old Mutual Clay Finlay Emerging Markets Fund	1,139	$ 11,715
Total Emerging Market-Equity		11,715
Government/Corporate — 23.3%		
Old Mutual Barrow Hanley Core Bond Fund	3,379	34,667
Old Mutual Dwight High Yield Fund	1,899	17,779
Old Mutual Dwight Intermediate Fixed Income Fund	652	6,488
Old Mutual International Bond Fund	1,886	15,785
Total Government/Corporate		74,719
Growth — 6.3%		
Old Mutual Advantage Growth Fund	2,564	14,898
Old Mutual Growth Fund*	280	5,194
Total Growth		20,092
Growth-Large Cap — 5.5%		
Old Mutual Large Cap Growth Fund*	1,374	17,574
Total Growth-Large Cap		17,574
Growth-Small Cap — 1.0%		
Old Mutual Strategic Small Company Fund*	432	3,246
Total Growth-Small Cap		3,246
International Equity — 15.8%		
Old Mutual International Equity Fund	7,153	50,711
Total International Equity		50,711
Market Neutral-Equity — 7.3%		
Old Mutual Analytic U.S. Long/Short Fund	2,572	23,406
Total Market Neutral-Equity		23,406
Real Estate — 1.5%		
Old Mutual Heitman Global Real Estate Securities Fund	848	4,960
Total Real Estate		4,960
Sector Fund-Real Estate — 0.8%		
Old Mutual Heitman REIT Fund	537	2,480
Total Sector Fund-Real Estate		2,480
Value — 31.6%		
Old Mutual Barrow Hanley Value Fund	16,617	77,601
Old Mutual Focused Fund	1,371	23,985
Total Value		101,586

Description	Shares	Value
Value-Mid Cap — 3.0%		
Old Mutual TS&W Mid-Cap Value Fund	1,509	$ 9,646
Total Value-Mid Cap		9,646
Value-Small Cap — 2.9%		
Old Mutual Discover Value Fund	1,333	9,320
Total Value-Small Cap		9,320
Total Affiliated Mutual Funds (Cost $388,893)		329,455
Money Market Fund — 0.9%		
Dreyfus Cash Management Fund, Institutional Class, 0.411% (A)	2,808	2,808
Total Money Market Fund (Cost $2,808)		2,808
Total Investments — 103.5% (Cost $391,701)		332,263
Other Assets and Liabilities, Net — (3.5)%		(11,145)
Total Net Assets — 100.0%		$ 321,118

For descriptions of abbreviations and footnotes, please refer to page 27.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL 2021-2030 AGGRESSIVE FUND

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of June 30, 2009

	Inception Date	6 Month Return*	1 Year Return	Annualized Inception to Date
Institutional Class	03/03/08	6.32%	(28.82)%	(23.20)%
Class A with load	01/02/09	n/a	n/a	(2.69)%*
Class A without load	01/02/09	n/a	n/a	3.30%*
Dow Jones Target 2025 Index	03/03/08	7.52%	(16.84)%	(13.71)%

Past performance is not a guarantee of future results. The Fund's performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Information about these performance results and the comparative index can be found on page 1.

* Not Annualized

Class A shares have a current maximum up-front sales charge of 5.75%. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Institutional Class and Class A shares (as reported in the supplement dated May 5, 2009 to the prospectus dated April 22, 2009) are 33.60% and 1.05%; and 47.92% and 1.55%, respectively. Expenses for Class A shares are based on estimated amounts.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Institutional Class shares on the inception date of March 3, 2008 to an investment made in an unmanaged securities index on that date. Performance for the Fund's other share class will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Top Ten Holdings as of June 30, 2009

Old Mutual Barrow Hanley Value Fund	25.5%
Old Mutual International Equity Fund	20.5%
Old Mutual Analytic U.S. Long/Short Fund	10.3%
Old Mutual Focused Fund	9.6%
Old Mutual Large Cap Growth Fund	6.2%
Old Mutual Discover Value Fund	4.7%
Old Mutual TS&W Mid-Cap Value Fund	4.6%
Old Mutual Advantage Growth Fund	4.6%
Old Mutual Clay Finlay Emerging Markets Fund	3.7%
Old Mutual Strategic Small Company Fund	2.0%
As a % of Total Fund Investments	91.7%

Sector Weightings as of June 30, 2009 — % of Total Fund Investments



OLD MUTUAL 2021-2030 AGGRESSIVE FUND — concluded

SCHEDULE OF INVESTMENTS

AS OF JUNE 30, 2009 (UNAUDITED)

Description	Shares	Value
Affiliated Mutual Funds[1] — 102.5%		
Emerging Market-Equity — 3.8%		
Old Mutual Clay Finlay Emerging Markets Fund	1,101	$ 11,332
Total Emerging Market-Equity		11,332
Government/Corporate — 5.0%		
Old Mutual Barrow Hanley Core Bond Fund	467	4,787
Old Mutual Dwight High Yield Fund	515	4,823
Old Mutual Dwight Intermediate Fixed Income Fund	94	938
Old Mutual International Bond Fund	516	4,320
Total Government/Corporate		14,868
Growth — 5.6%		
Old Mutual Advantage Growth Fund	2,401	13,949
Old Mutual Growth Fund*	135	2,496
Total Growth		16,445
Growth-Large Cap — 6.4%		
Old Mutual Large Cap Growth Fund*	1,468	18,776
Total Growth-Large Cap		18,776
Growth-Small Cap — 2.1%		
Old Mutual Strategic Small Company Fund*	814	6,121
Total Growth-Small Cap		6,121
International Equity — 21.2%		
Old Mutual International Equity Fund	8,811	62,471
Total International Equity		62,471
Market Neutral-Equity — 10.7%		
Old Mutual Analytic U.S. Long/Short Fund	3,470	31,580
Total Market Neutral-Equity		31,580
Real Estate — 1.2%		
Old Mutual Heitman Global Real Estate Securities Fund	607	3,549
Total Real Estate		3,549
Sector Fund-Real Estate — 0.6%		
Old Mutual Heitman REIT Fund	381	1,761
Total Sector Fund-Real Estate		1,761

Description	Shares	Value
Value — 36.3%		
Old Mutual Barrow Hanley Value Fund	16,648	$ 77,745
Old Mutual Focused Fund	1,672	29,239
Total Value		106,984
Value-Mid Cap — 4.8%		
Old Mutual TS&W Mid-Cap Value Fund	2,209	14,115
Total Value-Mid Cap		14,115
Value-Small Cap — 4.8%		
Old Mutual Discover Value Fund	2,050	14,329
Total Value-Small Cap		14,329
Total Affiliated Mutual Funds (Cost $374,862)		302,331
Money Market Fund — 0.9%		
Dreyfus Cash Management Fund, Institutional Class, 0.411% (A)	2,551	2,551
Total Money Market Fund (Cost $2,551)		2,551
Total Investments — 103.4% (Cost $377,413)		304,882
Other Assets and Liabilities, Net — (3.4)%		(10,052)
Total Net Assets — 100.0%		$ 294,830

For descriptions of abbreviations and footnotes, please refer to page 27.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL 2031-2040 CONSERVATIVE FUND

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of June 30, 2009

	Inception Date	6 Month Return*	1 Year Return	Annualized Inception to Date
Institutional Class	03/03/08	7.56%	(16.25)%	(12.93)%
Class A with load	01/02/09	n/a	n/a	(0.36)%*
Class A without load	01/02/09	n/a	n/a	5.76%*
Dow Jones Target 2035 Index	03/03/08	9.46%	(22.39)%	(18.17)%

Past performance is not a guarantee of future results. The Fund's performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Information about these performance results and the comparative index can be found on page 1.

* Not Annualized

Class A shares have a current maximum up-front sales charge of 5.75%. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Institutional Class and Class A shares (as reported in the supplement dated May 5, 2009 to the prospectus dated April 22, 2009) are 33.89% and 0.95%; and 47.77% and 1.40%, respectively. Expenses for Class A shares are based on estimated amounts.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Institutional Class shares on the inception date of March 3, 2008 to an investment made in an unmanaged securities index on that date. Performance for the Fund's other share class will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Top Ten Holdings as of June 30, 2009

Old Mutual Barrow Hanley Value Fund	16.5%
Old Mutual Barrow Hanley Core Bond Fund	16.2%
Old Mutual International Equity Fund	14.2%
Old Mutual International Bond Fund	8.2%
Old Mutual Dwight High Yield Fund	7.6%
Old Mutual Large Cap Growth Fund	6.7%
Old Mutual Analytic U.S. Long/Short Fund	4.9%
Old Mutual Focused Fund	4.6%
Old Mutual TS&W Mid-Cap Value Fund	3.8%
Old Mutual Clay Finlay Emerging Markets Fund	3.2%
As a % of Total Fund Investments	85.9%

Sector Weightings as of June 30, 2009 — % of Total Fund Investments



Value-Small Cap (3.0%)
Value-Mid Cap (3.8%)
Emerging Market-Equity (3.1%)
Value (21.1%)
Government/Corporate (35.0%)
Sector Fund-Real Estate (0.6%)
Real Estate (1.8%)
Cash Equivalents (0.9%)
Market Neutral-Equity (4.9%)
International Equity (14.2%)
Growth-Small Cap (1.2%)
Growth-Large Cap (6.7%)
Growth (3.7%)

OLD MUTUAL 2031-2040 CONSERVATIVE FUND — concluded

SCHEDULE OF INVESTMENTS

AS OF JUNE 30, 2009 (UNAUDITED)

Description	Shares	Value
Affiliated Mutual Funds[(1)] — 103.1%		
Emerging Market-Equity — 3.3%		
Old Mutual Clay Finlay Emerging Markets Fund	1,108	$ 11,396
Total Emerging Market-Equity		11,396
Government/Corporate — 36.4%		
Old Mutual Barrow Hanley Core Bond Fund	5,704	58,527
Old Mutual Dwight High Yield Fund	2,948	27,591
Old Mutual Dwight Intermediate Fixed Income Fund	1,077	10,719
Old Mutual International Bond Fund	3,563	29,821
Total Government/Corporate		126,658
Growth — 3.8%		
Old Mutual Advantage Growth Fund	1,807	10,497
Old Mutual Growth Fund*	154	2,862
Total Growth		13,359
Growth-Large Cap — 7.0%		
Old Mutual Large Cap Growth Fund*	1,898	24,279
Total Growth-Large Cap		24,279
Growth-Small Cap — 1.3%		
Old Mutual Strategic Small Company Fund*	603	4,536
Total Growth-Small Cap		4,536
International Equity — 14.8%		
Old Mutual International Equity Fund	7,269	51,536
Total International Equity		51,536
Market Neutral-Equity — 5.1%		
Old Mutual Analytic U.S. Long/Short Fund	1,952	17,763
Total Market Neutral-Equity		17,763
Real Estate — 1.8%		
Old Mutual Heitman Global Real Estate Securities Fund	1,108	6,480
Total Real Estate		6,480
Sector Fund-Real Estate — 0.6%		
Old Mutual Heitman REIT Fund	449	2,077
Total Sector Fund-Real Estate		2,077

Description	Shares	Value
Value — 22.0%		
Old Mutual Barrow Hanley Value Fund	12,776	$ 59,663
Old Mutual Focused Fund	960	16,789
Total Value		76,452
Value-Mid Cap — 3.9%		
Old Mutual TS&W Mid-Cap Value Fund	2,131	13,617
Total Value-Mid Cap		13,617
Value-Small Cap — 3.1%		
Old Mutual Discover Value Fund	1,545	10,799
Total Value-Small Cap		10,799
Total Affiliated Mutual Funds (Cost $405,741)		358,952
Money Market Fund — 0.9%		
Dreyfus Cash Management Fund, Institutional Class, 0.411% (A)	3,078	3,078
Total Money Market Fund (Cost $3,078)		3,078
Total Investments — 104.0% (Cost $408,819)		362,030
Other Assets and Liabilities, Net — (4.0)%		(13,981)
Total Net Assets — 100.0%		$ 348,049

For descriptions of abbreviations and footnotes, please refer to page 27.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL 2031-2040 MODERATE FUND

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of June 30, 2009

	Inception Date	6 Month Return*	1 Year Return	Annualized Inception to Date
Institutional Class	03/03/08	7.01%	(25.42)%	(20.27)%
Class A with load	01/02/09	n/a	n/a	(1.65)%*
Class A without load	01/02/09	n/a	n/a	4.38%*
Dow Jones Target 2035 Index	03/03/08	9.46%	(22.39)%	(18.17)%

Past performance is not a guarantee of future results. The Fund's performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Information about these performance results and the comparative index can be found on page 1.

* Not Annualized

Class A shares have a current maximum up-front sales charge of 5.75%. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Institutional Class and Class A shares (as reported in the supplement dated May 5, 2009 to the prospectus dated April 22, 2009) are 34.35% and 1.02%; and 47.89% and 1.52%, respectively. Expenses for Class A shares are based on estimated amounts.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Institutional Class shares on the inception date of March 3, 2008 to an investment made in an unmanaged securities index on that date. Performance for the Fund's other share class will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Top Ten Holdings as of June 30, 2009

Old Mutual Barrow Hanley Value Fund	21.7%
Old Mutual International Equity Fund	19.2%
Old Mutual Analytic U.S. Long/Short Fund	7.9%
Old Mutual Focused Fund	7.8%
Old Mutual Large Cap Growth Fund	6.2%
Old Mutual Barrow Hanley Core Bond Fund	5.2%
Old Mutual Discover Value Fund	4.9%
Old Mutual Advantage Growth Fund	4.2%
Old Mutual TS&W Mid-Cap Value Fund	4.1%
Old Mutual Clay Finlay Emerging Markets Fund	4.1%
As a % of Total Fund Investments	85.3%

Sector Weightings as of June 30, 2009 — % of Total Fund Investments



- Value-Small Cap (4.9%)
- Value-Mid Cap (4.1%)
- Emerging Market-Equity (4.1%)
- Government/Corporate (14.6%)
- Growth (5.3%)
- Growth-Large Cap (6.2%)
- Growth-Small Cap (1.8%)
- International Equity (19.2%)
- Market Neutral-Equity (7.8%)
- Cash Equivalents (0.8%)
- Real Estate (1.1%)
- Sector Fund-Real Estate (0.6%)
- Value (29.5%)

OLD MUTUAL 2031-2040 MODERATE FUND — concluded

SCHEDULE OF INVESTMENTS

AS OF JUNE 30, 2009 (UNAUDITED)

Description	Shares	Value
Affiliated Mutual Funds[1] — 103.1%		
Emerging Market-Equity — 4.2%		
Old Mutual Clay Finlay Emerging Markets Fund	1,275	$ 13,119
Total Emerging Market-Equity		13,119
Government/Corporate — 15.1%		
Old Mutual Barrow Hanley Core Bond Fund	1,634	16,770
Old Mutual Dwight High Yield Fund	1,132	10,597
Old Mutual Dwight Intermediate Fixed Income Fund	701	6,978
Old Mutual International Bond Fund	1,502	12,568
Total Government/Corporate		46,913
Growth — 5.5%		
Old Mutual Advantage Growth Fund	2,330	13,537
Old Mutual Growth Fund*	188	3,475
Total Growth		17,012
Growth-Large Cap — 6.4%		
Old Mutual Large Cap Growth Fund*	1,554	19,870
Total Growth-Large Cap		19,870
Growth-Small Cap — 1.9%		
Old Mutual Strategic Small Company Fund*	767	5,770
Total Growth-Small Cap		5,770
International Equity — 20.0%		
Old Mutual International Equity Fund	8,731	61,904
Total International Equity		61,904
Market Neutral-Equity — 8.2%		
Old Mutual Analytic U.S. Long/Short Fund	2,775	25,252
Total Market Neutral-Equity		25,252
Real Estate — 1.1%		
Old Mutual Heitman Global Real Estate Securities Fund	611	3,574
Total Real Estate		3,574
Sector Fund-Real Estate — 0.6%		
Old Mutual Heitman REIT Fund	387	1,786
Total Sector Fund-Real Estate		1,786

Description	Shares	Value
Value — 30.7%		
Old Mutual Barrow Hanley Value Fund	14,967	$ 69,895
Old Mutual Focused Fund	1,433	25,071
Total Value		94,966
Value-Mid Cap — 4.3%		
Old Mutual TS&W Mid-Cap Value Fund	2,075	13,259
Total Value-Mid Cap		13,259
Value-Small Cap — 5.1%		
Old Mutual Discover Value Fund	2,276	15,911
Total Value-Small Cap		15,911
Total Affiliated Mutual Funds (Cost $386,149)		319,336
Money Market Fund — 0.9%		
Dreyfus Cash Management Fund, Institutional Class, 0.411% (A)	2,699	2,699
Total Money Market Fund (Cost $2,699)		2,699
Total Investments — 104.0% (Cost $388,848)		322,035
Other Assets and Liabilities, Net — (4.0)%		(12,490)
Total Net Assets — 100.0%		$ 309,545

For descriptions of abbreviations and footnotes, please refer to page 27.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL 2031-2040 AGGRESSIVE FUND

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of June 30, 2009

	Inception Date	6 Month Return*	1 Year Return	Annualized Inception to Date
Institutional Class	03/03/08	6.55%	(29.87)%	(24.06)%
Class A with load	01/02/09	n/a	n/a	(2.58)%*
Class A without load	01/02/09	n/a	n/a	3.34%*
Dow Jones Target 2035 Index	03/03/08	9.46%	(22.39)%	(18.17)%

Past performance is not a guarantee of future results. The Fund's performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Information about these performance results and the comparative index can be found on page 1.

* Not Annualized

Class A shares have a current maximum up-front sales charge of 5.75%. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Institutional Class and Class A shares (as reported in the supplement dated May 5, 2009 to the prospectus dated April 22, 2009) are 34.12% and 1.05%; and 47.92% and 1.55%, respectively. Expenses for Class A shares are based on estimated amounts.

Value of $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Institutional Class shares on the inception date of March 3, 2008 to an investment made in an unmanaged securities index on that date. Performance for the Fund's other share class will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Top Ten Holdings as of June 30, 2009

Old Mutual Barrow Hanley Value Fund	25.4%
Old Mutual International Equity Fund	22.1%
Old Mutual Analytic U.S. Long/Short Fund	10.7%
Old Mutual Focused Fund	9.8%
Old Mutual Large Cap Growth Fund	6.2%
Old Mutual Discover Value Fund	5.5%
Old Mutual Advantage Growth Fund	4.6%
Old Mutual Clay Finlay Emerging Markets Fund	4.3%
Old Mutual TS&W Mid-Cap Value Fund	3.3%
Old Mutual Strategic Small Company Fund	2.2%
As a % of Total Fund Investments	94.1%

Sector Weightings as of June 30, 2009 — % of Total Fund Investments



- Real Estate (1.5%)
- Government/Corporate (2.0%)
- Cash Equivalents (0.8%)
- Growth-Small Cap (2.2%)
- Sector Fund-Real Estate (0.6%)
- Value-Mid Cap (3.3%)
- Emerging Market-Equity (4.3%)
- Value-Small Cap (5.5%)
- Growth (5.6%)
- Growth-Large Cap (6.2%)
- Market Neutral-Equity (10.7%)
- Value (35.2%)
- International Equity (22.1%)

SCHEDULE OF INVESTMENTS

AS OF JUNE 30, 2009 (UNAUDITED)

Description	Shares	Value
Affiliated Mutual Funds[1] — 103.1%		
Emerging Market-Equity — 4.5%		
Old Mutual Clay Finlay Emerging Markets Fund	1,265	$ 13,013
Total Emerging Market-Equity		13,013
Government/Corporate — 2.0%		
Old Mutual Barrow Hanley Core Bond Fund	471	4,834
Old Mutual Dwight High Yield Fund	5	45
Old Mutual International Bond Fund	129	1,079
Total Government/Corporate		5,958
Growth — 5.8%		
Old Mutual Advantage Growth Fund	2,397	13,925
Old Mutual Growth Fund*	156	2,889
Total Growth		16,814
Growth-Large Cap — 6.4%		
Old Mutual Large Cap Growth Fund*	1,457	18,636
Total Growth-Large Cap		18,636
Growth-Small Cap — 2.3%		
Old Mutual Strategic Small Company Fund*	884	6,646
Total Growth-Small Cap		6,646
International Equity — 23.0%		
Old Mutual International Equity Fund	9,438	66,918
Total International Equity		66,918
Market Neutral-Equity — 11.2%		
Old Mutual Analytic U.S. Long/Short Fund	3,562	32,416
Total Market Neutral-Equity		32,416
Real Estate — 1.6%		
Old Mutual Heitman Global Real Estate Securities Fund	801	4,684
Total Real Estate		4,684
Sector Fund-Real Estate — 0.6%		
Old Mutual Heitman REIT Fund	385	1,781
Total Sector Fund-Real Estate		1,781
Value — 36.6%		
Old Mutual Barrow Hanley Value Fund	16,431	76,732
Old Mutual Focused Fund	1,689	29,541
Total Value		106,273
Value-Mid Cap — 3.4%		
Old Mutual TS&W Mid-Cap Value Fund	1,538	9,831
Total Value-Mid Cap		9,831

Description	Shares	Value
Value-Small Cap — 5.7%		
Old Mutual Discover Value Fund	2,373	$ 16,588
Total Value-Small Cap		16,588
Total Affiliated Mutual Funds (Cost $374,593)		299,558
Money Market Fund — 0.9%		
Dreyfus Cash Management Fund, Institutional Class, 0.411% (A)	2,509	2,509
Total Money Market Fund (Cost $2,509)		2,509
Total Investments — 104.0% (Cost $377,102)		302,067
Other Assets and Liabilities, Net — (4.0)%		(11,693)
Total Net Assets — 100.0%		$ 290,374

For descriptions of abbreviations and footnotes, please refer to page 27.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL 2041-2050 CONSERVATIVE FUND

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of June 30, 2009

	Inception Date	6 Month Return*	1 Year Return	Annualized Inception to Date
Institutional Class	03/03/08	7.69%	(18.90)%	(15.00)%
Class A with load	01/02/09	n/a	n/a	(0.60)%*
Class A without load	01/02/09	n/a	n/a	5.42%*
Dow Jones Target 2045 Index	03/03/08	10.05%	(23.81)%	(19.33)%

Past performance is not a guarantee of future results. The Fund's performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Information about these performance results and the comparative index can be found on page 1.

* Not Annualized

Class A shares have a current maximum up-front sales charge of 5.75%. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Institutional Class and Class A shares (as reported in the supplement dated May 5, 2009 to the prospectus dated April 22, 2009) are 33.95% and 0.97%; and 47.79% and 1.42%, respectively. Expenses for Class A shares are based on estimated amounts.

Value of $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Institutional Class shares on the inception date of March 3, 2008 to an investment made in an unmanaged securities index on that date. Performance for the Fund's other share class will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Top Ten Holdings as of June 30, 2009

Old Mutual International Equity Fund	17.3%
Old Mutual Barrow Hanley Value Fund	16.1%
Old Mutual Barrow Hanley Core Bond Fund	12.8%
Old Mutual International Bond Fund	8.4%
Old Mutual Dwight High Yield Fund	6.7%
Old Mutual Large Cap Growth Fund	5.8%
Old Mutual Analytic U.S. Long/Short Fund	5.1%
Old Mutual Focused Fund	4.9%
Old Mutual TS&W Mid-Cap Value Fund	4.3%
Old Mutual Discover Value Fund	4.0%
As a % of Total Fund Investments	85.4%

Sector Weightings as of June 30, 2009 — % of Total Fund Investments



- Cash Equivalents (0.9%)
- Value-Small Cap (4.2%)
- Emerging Market-Equity (3.7%)
- Value-Mid Cap (4.3%)
- Value (21.0%)
- Government/Corporate (30.0%)
- Sector Fund-Real Estate (0.4%)
- Real Estate (1.4%)
- Market Neutral-Equity (5.1%)
- Growth (4.1%)
- Growth-Large Cap (5.7%)
- International Equity (17.3%)
- Growth-Small Cap (1.9%)

OLD MUTUAL 2041-2050 CONSERVATIVE FUND — concluded

SCHEDULE OF INVESTMENTS

As of June 30, 2009 (Unaudited)

Description	Shares	Value
Affiliated Mutual Funds[1] **— 102.7%**		
Emerging Market-Equity — 3.8%		
Old Mutual Clay Finlay Emerging Markets Fund	1,326	$ 13,647
Total Emerging Market-Equity		13,647
Government/Corporate — 31.1%		
Old Mutual Barrow Hanley Core Bond Fund	4,623	47,434
Old Mutual Dwight High Yield Fund	2,640	24,711
Old Mutual Dwight Intermediate Fixed Income Fund	749	7,456
Old Mutual International Bond Fund	3,700	30,969
Total Government/Corporate		110,570
Growth — 4.2%		
Old Mutual Advantage Growth Fund	2,055	11,941
Old Mutual Growth Fund*	170	3,152
Total Growth		15,093
Growth-Large Cap — 6.0%		
Old Mutual Large Cap Growth Fund*	1,661	21,249
Total Growth-Large Cap		21,249
Growth-Small Cap — 1.9%		
Old Mutual Strategic Small Company Fund*	919	6,909
Total Growth-Small Cap		6,909
International Equity — 18.0%		
Old Mutual International Equity Fund	9,019	63,943
Total International Equity		63,943
Market Neutral-Equity — 5.3%		
Old Mutual Analytic U.S. Long/Short Fund	2,060	18,742
Total Market Neutral-Equity		18,742
Real Estate — 1.5%		
Old Mutual Heitman Global Real Estate Securities Fund	902	5,278
Total Real Estate		5,278
Sector Fund-Real Estate — 0.4%		
Old Mutual Heitman REIT Fund	304	1,402
Total Sector Fund-Real Estate		1,402
Value — 21.7%		
Old Mutual Barrow Hanley Value Fund	12,712	59,364
Old Mutual Focused Fund	1,030	18,009
Total Value		77,373

Description	Shares	Value
Value-Mid Cap — 4.5%		
Old Mutual TS&W Mid-Cap Value Fund	2,483	$ 15,864
Total Value-Mid Cap		15,864
Value-Small Cap — 4.3%		
Old Mutual Discover Value Fund	2,096	14,654
Old Mutual TS&W Small Cap Fund	57	740
Total Value-Small Cap		15,394
Total Affiliated Mutual Funds (Cost $416,223)		365,464
Money Market Fund — 1.0%		
Dreyfus Cash Management Fund, Institutional Class, 0.411% (A)	3,501	3,501
Total Money Market Fund (Cost $3,501)		3,501
Total Investments — 103.7% (Cost $419,724)		368,965
Other Assets and Liabilities, Net — (3.7)%		(13,008)
Total Net Assets — 100.0%		$ 355,957

For descriptions of abbreviations and footnotes, please refer to page 27.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL 2041-2050 MODERATE FUND

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of June 30, 2009

	Inception Date	6 Month Return*	1 Year Return	Annualized Inception to Date
Institutional Class	03/03/08	7.13%	(26.48)%	(21.18)%
Class A with load	01/02/09	n/a	n/a	(1.54)%*
Class A without load	01/02/09	n/a	n/a	4.45%*
Dow Jones Target 2045 Index	03/03/08	10.05%	(23.81)%	(19.33)%

Past performance is not a guarantee of future results. The Fund's performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Information about these performance results and the comparative index can be found on page 1.

* Not Annualized

Class A shares have a current maximum up-front sales charge of 5.75%. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Institutional Class and Class A shares (as reported in the supplement dated May 5, 2009 to the prospectus dated April 22, 2009) are 34.28% and 1.03%; and 47.90% and 1.53%, respectively. Expenses for Class A shares are based on estimated amounts.

Value of $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Institutional Class shares on the inception date of March 3, 2008 to an investment made in an unmanaged securities index on that date. Performance for the Fund's other share class will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Top Ten Holdings as of June 30, 2009

Old Mutual International Equity Fund	22.0%
Old Mutual Barrow Hanley Value Fund	19.5%
Old Mutual Focused Fund	7.5%
Old Mutual Analytic U.S. Long/Short Fund	7.5%
Old Mutual Large Cap Growth Fund	6.5%
Old Mutual Discover Value Fund	5.7%
Old Mutual Clay Finlay Emerging Markets Fund	5.1%
Old Mutual TS&W Mid-Cap Value Fund	4.9%
Old Mutual Barrow Hanley Core Bond Fund	4.3%
Old Mutual Advantage Growth Fund	4.1%
As a % of Total Fund Investments	87.1%

Sector Weightings as of June 30, 2009 — % of Total Fund Investments



Value-Small Cap (5.7%)
Value-Mid Cap (4.9%)
Cash Equivalents (0.9%)
Emerging Market-Equity (5.1%)
Government/Corporate (12.1%)
Growth (5.0%)
Growth-Large Cap (6.5%)
Growth-Small Cap (1.6%)
International Equity (22.0%)
Market Neutral-Equity (7.5%)
Real Estate (1.1%)
Sector Fund-Real Estate (0.6%)
Value (27.0%)

OLD MUTUAL 2041-2050 MODERATE FUND — concluded

SCHEDULE OF INVESTMENTS

AS OF JUNE 30, 2009 (UNAUDITED)

Description	Shares	Value
Affiliated Mutual Funds[1] — 102.5%		
Emerging Market-Equity — 5.3%		
Old Mutual Clay Finlay Emerging Markets Fund	1,559	$ 16,045
Total Emerging Market-Equity		16,045
Government/Corporate — 12.5%		
Old Mutual Barrow Hanley Core Bond Fund	1,325	13,591
Old Mutual Dwight High Yield Fund	1,019	9,539
Old Mutual Dwight Intermediate Fixed Income Fund	313	3,115
Old Mutual International Bond Fund	1,431	11,980
Total Government/Corporate		38,225
Growth — 5.2%		
Old Mutual Advantage Growth Fund	2,233	12,976
Old Mutual Growth Fund*	152	2,824
Total Growth		15,800
Growth-Large Cap — 6.7%		
Old Mutual Large Cap Growth Fund*	1,606	20,543
Total Growth-Large Cap		20,543
Growth-Small Cap — 1.7%		
Old Mutual Strategic Small Company Fund*	681	5,118
Total Growth-Small Cap		5,118
International Equity — 22.8%		
Old Mutual International Equity Fund	9,794	69,440
Total International Equity		69,440
Market Neutral-Equity — 7.7%		
Old Mutual Analytic U.S. Long/Short Fund	2,582	23,493
Total Market Neutral-Equity		23,493
Real Estate — 1.2%		
Old Mutual Heitman Global Real Estate Securities Fund	614	3,591
Total Real Estate		3,591
Sector Fund-Real Estate — 0.6%		
Old Mutual Heitman REIT Fund	388	1,791
Total Sector Fund-Real Estate		1,791
Value — 27.9%		
Old Mutual Barrow Hanley Value Fund	13,129	61,310
Old Mutual Focused Fund	1,359	23,763
Total Value		85,073

Description	Shares	Value
Value-Mid Cap — 5.1%		
Old Mutual TS&W Mid-Cap Value Fund	2,435	$ 15,560
Total Value-Mid Cap		15,560
Value-Small Cap — 5.8%		
Old Mutual Discover Value Fund	2,551	17,834
Total Value-Small Cap		17,834
Total Affiliated Mutual Funds (Cost $380,544)		312,513
Money Market Fund — 0.9%		
Dreyfus Cash Management Fund, Institutional Class, 0.411% (A)	2,667	2,667
Total Money Market Fund (Cost $2,667)		2,667
Total Investments — 103.4% (Cost $383,211)		315,180
Other Assets and Liabilities, Net — (3.4)%		(10,361)
Total Net Assets — 100.0%		$ 304,819

For descriptions of abbreviations and footnotes, please refer to page 27.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL 2041-2050 AGGRESSIVE FUND

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of June 30, 2009

	Inception Date	6 Month Return*	1 Year Return	Annualized Inception to Date
Institutional Class	03/03/08	6.55%	(29.70)%	(23.86)%
Class A with load	01/02/09	n/a	n/a	(2.44)%*
Class A without load	01/02/09	n/a	n/a	3.50%*
Dow Jones Target 2045 Index	03/03/08	10.05%	(23.81)%	(19.33)%

Past performance is not a guarantee of future results. The Fund's performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Information about these performance results and the comparative index can be found on page 1.

* Not Annualized

Class A shares have a current maximum up-front sales charge of 5.75%. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Institutional Class and Class A shares (as reported in the supplement dated May 5, 2009 to the prospectus dated April 22, 2009) are 34.44% and 1.05%; and 47.92% and 1.55%, respectively. Expenses for Class A shares are based on estimated amounts.

Value of $10,000 Investment



Old Mutual 2041-2050 Aggressive Fund, Institutional Class
Dow Jones Target 2045 Index

$7,521
$6,966

3/3/08   12/31/08   6/30/09

Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Institutional Class shares on the inception date of March 3, 2008 to an investment made in an unmanaged securities index on that date. Performance for the Fund's other share class will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Top Ten Holdings as of June 30, 2009

Old Mutual Barrow Hanley Value Fund	25.5%
Old Mutual International Equity Fund	23.0%
Old Mutual Analytic U.S. Long/Short Fund	10.2%
Old Mutual Focused Fund	9.4%
Old Mutual Large Cap Growth Fund	6.7%
Old Mutual Discover Value Fund	5.2%
Old Mutual Advantage Growth Fund	4.1%
Old Mutual Clay Finlay Emerging Markets Fund	4.1%
Old Mutual TS&W Mid-Cap Value Fund	3.5%
Old Mutual Strategic Small Company Fund	2.1%
As a % of Total Fund Investments	93.8%

Sector Weightings as of June 30, 2009 — % of Total Fund Investments



Emerging Market-Equity (4.1%)
Value-Small Cap (5.2%)
Value-Mid Cap (3.4%)
Government/Corporate (2.4%)
Growth (5.1%)
Growth-Large Cap (6.7%)
Growth-Small Cap (2.1%)
Value (34.9%)
International Equity (23.0%)
Sector Fund-Real Estate (0.6%)
Real Estate (1.5%)
Cash Equivalents (0.8%)
Market Neutral-Equity (10.2%)

OLD MUTUAL 2041-2050 AGGRESSIVE FUND — concluded

SCHEDULE OF INVESTMENTS

AS OF JUNE 30, 2009 (UNAUDITED)

Description	Shares	Value
Affiliated Mutual Funds[1] — 103.1%		
Emerging Market-Equity — 4.3%		
Old Mutual Clay Finlay Emerging Markets Fund	1,217	$ 12,528
Total Emerging Market-Equity		12,528
Government/Corporate — 2.4%		
Old Mutual Barrow Hanley Core Bond Fund	273	2,801
Old Mutual Dwight High Yield Fund	239	2,241
Old Mutual International Bond Fund	249	2,081
Total Government/Corporate		7,123
Growth — 5.3%		
Old Mutual Advantage Growth Fund	2,159	12,544
Old Mutual Growth Fund*	156	2,888
Total Growth		15,432
Growth-Large Cap — 7.0%		
Old Mutual Large Cap Growth Fund*	1,599	20,452
Total Growth-Large Cap		20,452
Growth-Small Cap — 2.2%		
Old Mutual Strategic Small Company Fund*	850	6,392
Total Growth-Small Cap		6,392
International Equity — 23.9%		
Old Mutual International Equity Fund	9,825	69,662
Total International Equity		69,662
Market Neutral-Equity — 10.6%		
Old Mutual Analytic U.S. Long/Short Fund	3,386	30,816
Total Market Neutral-Equity		30,816
Real Estate — 1.5%		
Old Mutual Heitman Global Real Estate Securities Fund	771	4,509
Total Real Estate		4,509
Sector Fund-Real Estate — 0.6%		
Old Mutual Heitman REIT Fund	371	1,713
Total Sector Fund-Real Estate		1,713
Value — 36.3%		
Old Mutual Barrow Hanley Value Fund	16,544	77,258
Old Mutual Focused Fund	1,631	28,523
Total Value		105,781

Description	Shares	Value
Value-Mid Cap — 3.6%		
Old Mutual TS&W Mid-Cap Value Fund	1,637	$ 10,458
Total Value-Mid Cap		10,458
Value-Small Cap — 5.4%		
Old Mutual Discover Value Fund	2,272	15,882
Total Value-Small Cap		15,882
Total Affiliated Mutual Funds (Cost $373,201)		300,748
Money Market Fund — 0.9%		
Dreyfus Cash Management Fund, Institutional Class, 0.411% (A)	2,520	2,520
Total Money Market Fund (Cost $2,520)		2,520
Total Investments — 104.0% (Cost $375,721)		303,268
Other Assets and Liabilities, Net — (4.0)%		(11,779)
Total Net Assets — 100.0%		$ 291,489

For descriptions of abbreviations and footnotes, please refer to page 27.

The accompanying notes are an integral part of the financial statements.

Notes to Schedule of Investments

* Non-income producing security.

(1) Investments are funds within the Old Mutual family of funds and they may be deemed to be under common control because they may share the same Board of Trustees. Old Mutual Capital, Inc. serves as the investment adviser to all affiliated mutual funds.

(A) The rate reported represents the 7-day effective yield as of June 30, 2009.

Other Information:

The Funds utilize various inputs in determining the value of their investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities

Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used as of June 30, 2009 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Old Mutual 2011-2020 Conservative Fund				
Investments				
Affiliated Mutual Funds	$393,794	$—	$—	$393,794
Money Market Fund	3,417	—	—	3,417
Total Investments	397,211	—	—	397,211
Old Mutual 2011-2020 Moderate Fund				
Investments				
Affiliated Mutual Funds	364,602	—	—	364,602
Money Market Fund	4,787	—	—	4,787
Total Investments	369,389	—	—	369,389
Old Mutual 2011-2020 Aggressive Fund				
Investments				
Affiliated Mutual Funds	324,742	—	—	324,742
Money Market Fund	2,767	—	—	2,767
Total Investments	327,509	—	—	327,509
Old Mutual 2021-2030 Conservative Fund				
Investments				
Affiliated Mutual Funds	367,369	—	—	367,369
Money Market Fund	3,160	—	—	3,160
Total Investments	370,529	—	—	370,529
Old Mutual 2021-2030 Moderate Fund				
Investments				
Affiliated Mutual Funds	329,455	—	—	329,455
Money Market Fund	2,808	—	—	2,808
Total Investments	332,263	—	—	332,263
Old Mutual 2021-2030 Aggressive Fund				
Investments				
Affiliated Mutual Funds	302,331	—	—	302,331
Money Market Fund	2,551	—	—	2,551
Total Investments	304,882	—	—	304,882
Old Mutual 2031-2040 Conservative Fund				
Investments				
Affiliated Mutual Funds	358,952	—	—	358,952
Money Market Fund	3,078	—	—	3,078
Total Investments	362,030	—	—	362,030

Description	Level 1	Level 2	Level 3	Total
Old Mutual 2031-2040 Moderate Fund				
Investments				
Affiliated Mutual Funds	$319,336	$—	$—	$319,336
Money Market Fund	2,699	—	—	2,699
Total Investments	322,035	—	—	322,035
Old Mutual 2031-2040 Aggressive Fund				
Investments				
Affiliated Mutual Funds	299,558	—	—	299,558
Money Market Fund	2,509	—	—	2,509
Total Investments	302,067	—	—	302,067
Old Mutual 2041-2050 Conservative Fund				
Investments				
Affiliated Mutual Funds	365,464	—	—	365,464
Money Market Fund	3,501	—	—	3,501
Total Investments	368,965	—	—	368,965
Old Mutual 2041-2050 Moderate Fund				
Investments				
Affiliated Mutual Funds	312,513	—	—	312,513
Money Market Fund	2,667	—	—	2,667
Total Investments	315,180	—	—	315,180
Old Mutual 2041-2050 Aggressive Fund				
Investments				
Affiliated Mutual Funds	300,748	—	—	300,748
Money Market Fund	2,520	—	—	2,520
Total Investments	303,268	—	—	303,268

Refer to the "Security Valuation" section of Note 2 for further information.

STATEMENTS OF ASSETS & LIABILITIES

AS OF JUNE 30, 2009 (UNAUDITED)

	Old Mutual 2011-2020 Conservative Fund	Old Mutual 2011-2020 Moderate Fund	Old Mutual 2011-2020 Aggressive Fund
Assets:			
Investment in Affiliated Funds, at cost	$424,353	$411,169	$388,707
Investment in Unaffiliated Funds, at cost	3,417	4,787	2,767
Investment in Affiliated Funds, at value	$393,794	$364,602	$324,742
Investment in Unaffiliated Funds, at value	3,417	4,787	2,767
Receivable from Investment Adviser	3,451	3,509	3,275
Receivable for Dividends from Affiliated Funds	1,027	656	278
Other Assets	9,872	9,564	9,217
Total Assets	411,561	383,118	340,279
Liabilities:			
Payable for Management Fees	63	73	65
Payable for Investment Securities Purchased	1,025	655	277
Payable for Trustees' Fees	9,950	9,840	9,360
Payable for Administration Fees	31	29	26
Payable for Service Fees	—	—	—
Accrued Expenses	17,474	15,452	13,890
Total Liabilities	28,543	26,049	23,618
Net Assets	$383,018	$357,069	$316,661
Net Assets:			
Paid-in Capital ($0.001 par value, unlimited authorization)	$443,852	$436,874	$427,167
Undistributed Net Investment Income	190	5,018	2,998
Accumulated Net Realized Loss on Investments	(30,465)	(38,256)	(49,539)
Net Unrealized Depreciation on Investments	(30,559)	(46,567)	(63,965)
Net Assets	$383,018	$357,069	$316,661
Net Assets – Institutional Class	$381,955	$350,406	$315,599
Net Assets – Class A	1,063	6,663	1,062
Outstanding Shares of Beneficial Interest – Institutional Class	44,777	43,569	43,119
Outstanding Shares of Beneficial Interest – Class A	124	830	146
Net Asset Value, Offering and Redemption Price Per Share – Institutional Class*	$ 8.53	$ 8.04	$ 7.32
Net Asset Value and Redemption Price Per Share – Class A*	$ 8.56	$ 8.03	$ 7.30
Maximum Offering Price Per Share Class A**	$ 9.08	$ 8.52	$ 7.74

*Net assets divided by shares may not calculate to the stated NAV because the amounts are shown rounded.

**Maximum Offering Price Per Share is equal to Net Asset Value/94.25%

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF ASSETS & LIABILITIES — concluded

AS OF JUNE 30, 2009 (UNAUDITED)

	Old Mutual 2021-2030 Conservative Fund	Old Mutual 2021-2030 Moderate Fund	Old Mutual 2021-2030 Aggressive Fund
Assets:			
Investment in Affiliated Funds, at cost	$412,449	$388,893	$374,862
Investment in Unaffiliated Funds, at cost	3,160	2,808	2,551
Investment in Affiliated Funds, at value	$367,369	$329,455	$302,331
Investment in Unaffiliated Funds, at value	3,160	2,808	2,551
Receivable from Investment Adviser	3,238	3,285	3,176
Receivable for Dividends from Affiliated Funds	715	341	74
Other Assets	9,427	9,303	9,037
Total Assets	383,909	345,192	317,169
Liabilities:			
Payable for Management Fees	59	66	61
Payable for Capital Shares Redeemed	—	—	—
Payable for Investment Securities Purchased	713	339	73
Payable for Trustees' Fees	10,519	9,854	9,998
Payable for Administration Fees	29	26	24
Payable for Service Fees	—	—	—
Accrued Expenses	15,708	13,789	12,183
Total Liabilities	27,028	24,074	22,339
Net Assets	$356,881	$321,118	$294,830
Net Assets:			
Paid-in Capital ($0.001 par value, unlimited authorization)	$439,077	$427,978	$423,080
Undistributed Net Investment Income	127	3,306	1,925
Accumulated Net Realized Loss on Investments	(37,243)	(50,728)	(57,644)
Net Unrealized Depreciation on Investments	(45,080)	(59,438)	(72,531)
Net Assets	$356,881	$321,118	$294,830
Net Assets – Institutional Class	$355,817	$320,057	$293,769
Net Assets – Class A	1,064	1,061	1,061
Outstanding Shares of Beneficial Interest – Institutional Class	44,351	43,174	42,555
Outstanding Shares of Beneficial Interest – Class A	132	143	154
Net Asset Value, Offering and Redemption Price Per Share – Institutional Class*	$ 8.02	$ 7.41	$ 6.90
Net Asset Value and Redemption Price Per Share – Class A*	$ 8.06	$ 7.40	$ 6.88
Maximum Offering Price Per Share Class A**	$ 8.56	$ 7.85	$ 7.30

*Net assets divided by shares may not calculate to the stated NAV because the amounts are shown rounded.

**Maximum Offering Price Per Share is equal to Net Asset Value/94.25%

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

Old Mutual 2031-2040 Conservative Fund	Old Mutual 2031-2040 Moderate Fund	Old Mutual 2031-2040 Aggressive Fund	Old Mutual 2041-2050 Conservative Fund	Old Mutual 2041-2050 Moderate Fund	Old Mutual 2041-2050 Aggressive Fund
$405,741	$386,149	$374,593	$416,223	$380,544	$373,201
3,078	2,699	2,509	3,501	2,667	2,520
$358,952	$319,336	$299,558	$365,464	$312,513	$300,748
3,078	2,699	2,509	3,501	2,667	2,520
3,090	2,963	2,894	3,118	3,076	2,886
565	215	19	471	176	36
9,511	9,192	9,014	9,378	10,809	9,022
375,196	334,405	313,994	381,932	329,241	315,212
57	64	60	56	63	60
—	—	—	—	3	—
563	214	18	469	175	35
11,498	11,585	11,615	11,795	11,602	11,650
29	25	24	28	25	24
—	—	—	1	—	—
15,000	12,972	11,903	13,626	12,554	11,954
27,147	24,860	23,620	25,975	24,422	23,723
$348,049	$309,545	$290,374	$355,957	$304,819	$291,489
$437,732	$426,653	$421,904	$454,912	$426,230	$422,444
99	2,689	1,617	85	2,306	1,724
(42,993)	(52,984)	(58,112)	(48,281)	(55,686)	(60,226)
(46,789)	(66,813)	(75,035)	(50,759)	(68,031)	(72,453)
$348,049	$309,545	$290,374	$355,957	$304,819	$291,489
$346,976	$308,478	$289,312	$335,718	$303,751	$290,427
1,073	1,067	1,062	20,239	1,068	1,062
44,286	43,034	42,354	44,139	43,044	42,498
136	149	156	2,647	152	156
$ 7.83	$ 7.17	$ 6.83	$ 7.61	$ 7.06	$ 6.83
$ 7.87	$ 7.15	$ 6.81	$ 7.64	$ 7.04	$ 6.81
$ 8.35	$ 7.59	$ 7.22	$ 8.11	$ 7.47	$ 7.22

STATEMENTS OF OPERATIONS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2009 (UNAUDITED)

	Old Mutual 2011-2020 Conservative Fund
Investment Income:	
Dividends from Affiliated funds	$ 7,003
Dividends	13
Total Investment Income	7,016
Expenses:	
Management Fees	353
Administration Fees	177
Service Fees:	
Class A	1
Professional Fees	5,242
Registration and SEC Fees	13,818
Custodian Fees	95
Printing Fees	719
Trustees' Fees	9,428
Transfer Agent Fees	1,694
Offering Costs	9,391
Other Expenses	99
Total Expenses	41,017
Less:	
Waiver of Management Fees	(353)
Reimbursement of Other Expenses by Investment Adviser	(40,573)
Net Expenses	91
Net Investment Income	6,925
Net Realized Loss from Affiliated Funds[1]	(20,905)
Net Change in Unrealized Appreciation on Investments	37,738
Net Realized and Unrealized Gain on Investments	16,833
Increase in Net Assets Resulting from Operations	$ 23,758

[1] See Note 5 for the total net realized gain (loss) on investments in Affiliated Funds.

The accompanying notes are an integral part of the financial statements.

Old Mutual 2011-2020 Moderate Fund	Old Mutual 2011-2020 Aggressive Fund	Old Mutual 2021-2030 Conservative Fund	Old Mutual 2021-2030 Moderate Fund	Old Mutual 2021-2030 Aggressive Fund
$ 5,101	$ 3,062	$ 5,419	$ 3,371	$ 1,984
12	10	12	10	10
5,113	3,072	5,431	3,381	1,994
407	357	326	363	330
163	143	163	145	132
7	1	1	1	1
5,494	5,487	5,373	5,704	5,834
13,636	13,471	13,688	13,458	13,329
65	59	61	60	60
793	719	674	726	674
8,998	8,112	9,331	8,547	8,232
1,678	1,798	1,588	1,588	1,588
9,388	9,384	9,563	9,384	9,381
106	149	104	151	155
40,735	39,680	40,872	40,127	39,716
(407)	(357)	(326)	(363)	(330)
(40,233)	(39,249)	(40,461)	(39,689)	(39,317)
95	74	85	75	69
5,018	2,998	5,346	3,306	1,925
(25,243)	(33,673)	(24,243)	(34,290)	(38,202)
43,322	50,088	41,027	49,977	53,818
18,079	16,415	16,784	15,687	15,616
$ 23,097	$ 19,413	$ 22,130	$ 18,993	$ 17,541

STATEMENTS OF OPERATIONS — concluded

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2009 (UNAUDITED)

	Old Mutual 2031-2040 Conservative Fund
Investment Income:	
Dividends from Affiliated funds	$ 4,641
Dividends	12
Total Investment Income	4,653
Expenses:	
Management Fees	316
Administration Fees	158
Service Fees:	
Class A	1
Professional Fees	5,504
Registration and SEC Fees	13,626
Custodian Fees	63
Printing Fees	674
Trustees' Fees	7,797
Transfer Agent Fees	1,588
Offering Costs	10,578
Other Expenses	53
Total Expenses	40,358
Less:	
Waiver of Management Fees	(316)
Reimbursement of Other Expenses by Investment Adviser	(39,961)
Net Expenses	81
Net Investment Income	4,572
Net Realized Loss from Affiliated Funds[1]	(29,267)
Net Change in Unrealized Appreciation on Investments	49,229
Net Realized and Unrealized Gain on Investments	19,962
Increase in Net Assets Resulting from Operations	$ 24,534

[1] See Note 5 for the total net realized gain (loss) on investments in Affiliated Funds.

The accompanying notes are an integral part of the financial statements.

34

	Old Mutual 2031-2040 Moderate Fund	Old Mutual 2031-2040 Aggressive Fund	Old Mutual 2041-2050 Conservative Fund	Old Mutual 2041-2050 Moderate Fund	Old Mutual 2041-2050 Aggressive Fund
	$ 2,750	$ 1,675	$ 3,921	$ 2,367	$ 1,782
	10	10	12	10	9
	2,760	1,685	3,933	2,377	1,791
	347	324	305	341	325
	139	129	153	136	130
	1	1	2	1	1
	5,795	5,895	5,861	5,857	5,894
	13,394	13,279	13,563	13,385	13,280
	60	40	61	67	60
	726	674	674	739	674
	7,276	7,013	7,759	7,198	7,049
	1,588	1,588	1,588	1,521	1,588
	9,594	10,571	9,597	7,893	9,591
	108	157	156	108	157
	39,028	39,671	39,719	37,246	38,749
	(347)	(324)	(305)	(341)	(325)
	(38,610)	(39,279)	(39,334)	(36,834)	(38,357)
	71	68	80	71	67
	2,689	1,617	3,853	2,306	1,724
	(35,516)	(38,314)	(32,687)	(37,927)	(40,907)
	52,960	54,374	52,901	55,937	57,135
	17,444	16,060	20,214	18,010	16,228
	$ 20,133	$ 17,677	$ 24,067	$ 20,316	$ 17,952

STATEMENTS OF CHANGES IN NET ASSETS

	Old Mutual 2011-2020 Conservative Fund		Old Mutual 2011-2020 Moderate Fund		Old Mutual 2011-2020 Aggressive Fund	
	1/1/09 to 06/30/09 (Unaudited)	3/3/08* to 12/31/08	1/1/09 to 06/30/09 (Unaudited)	3/3/08* to 12/31/08	1/1/09 to 06/30/09 (Unaudited)	3/3/08* to 12/31/08
Investment Activities:						
Net Investment Income	$ 6,925	$ 17,070	$ 5,018	$ 12,611	$ 2,998	$ 8,774
Net Realized Loss from Investments	(20,905)	(7,180)	(25,243)	(11,417)	(33,673)	(15,140)
Net Change in Unrealized Appreciation (Depreciation) on Investments	37,738	(68,297)	43,322	(89,889)	50,088	(114,053)
Net Increase (Decrease) in Net Assets Resulting from Operations	23,758	(58,407)	23,097	(88,695)	19,413	(120,419)
Dividends and Distributions to Shareholders From:						
Net Investment Income:						
Institutional Class	(6,722)	(19,556)	—	(14,207)	—	(9,875)
Class A	(13)	—	—	—	—	—
Total Dividends and Distributions	(6,735)	(19,556)	—	(14,207)	—	(9,875)
Capital Share Transactions:						
Institutional Class						
Shares Issued	—	416,667	—	416,667	—	416,667
Shares Issued upon Reinvestment of Distributions	6,722	19,556	—	14,207	—	9,875
Shares Redeemed	—	—	—	—	—	—
Total Institutional Class Capital Share Transactions	6,722	436,223	—	430,874	—	426,542
Class A						
Shares Issued	1,000	—	6,000	—	1,000	—
Shares Issued upon Reinvestment of Distributions	13	—	—	—	—	—
Shares Redeemed	—	—	—	—	—	—
Total Class A Capital Share Transactions	1,013	—	6,000	—	1,000	—
Increase in Net Assets Derived from Capital Shares Transactions	7,735	436,223	6,000	430,874	1,000	426,542
Total Increase in Net Assets	24,758	358,260	29,097	327,972	20,413	296,248
Net Assets:						
Beginning of Period	358,260	—	327,972	—	296,248	—
End of Period	$ 383,018	$ 358,260	$ 357,069	$ 327,972	$ 316,661	$ 296,248
Undistributed Net Investment Income	$ 190	$ —	$ 5,018	$ —	$ 2,998	$ —
Shares Issued and Redeemed:						
Institutional Class						
Shares Issued	—	41,667	—	41,667	—	41,667
Shares Issued upon Reinvestment of Distributions	821	2,289	—	1,902	—	1,452
Shares Redeemed	—	—	—	—	—	—
Total Institutional Class Share Transactions	821	43,956	—	43,569	—	43,119
Class A						
Shares Issued	123	—	830	—	146	—
Shares Issued upon Reinvestment of Distributions	1	—	—	—	—	—
Shares Redeemed	—	—	—	—	—	—
Total Class A Share Transactions	124	—	830	—	146	—
Net Increase in Shares Outstanding	945	43,956	830	43,569	146	43,119

* Inception date of the Fund.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

	Old Mutual 2021-2030 Conservative Fund		Old Mutual 2021-2030 Moderate Fund		Old Mutual 2021-2030 Aggressive Fund		Old Mutual 2031-2040 Conservative Fund		Old Mutual 2031-2040 Moderate Fund		Old Mutual 2031-2040 Aggressive Fund	
	1/1/09 to 06/30/09 (Unaudited)	3/3/08* to 12/31/08	1/1/09 to 06/30/09 (Unaudited)	3/3/08* to 12/31/08	1/1/09 to 06/30/09 (Unaudited)	3/3/08* to 12/31/08	1/1/09 to 06/30/09 (Unaudited)	3/3/08* to 12/31/08	1/1/09 to 06/30/09 (Unaudited)	3/3/08* to 12/31/08	1/1/09 to 06/30/09 (Unaudited)	3/3/08* to 12/31/08
	$ 5,346	$ 14,565	$ 3,306	$ 9,568	$ 1,925	$ 5,286	$ 4,572	$ 14,074	$ 2,689	$ 8,426	$ 1,617	$ 4,211
	(24,243)	(11,374)	(34,290)	(15,695)	(38,202)	(19,315)	(29,267)	(12,208)	(35,516)	(16,908)	(38,314)	(19,772)
	41,027	(86,107)	49,977	(109,415)	53,818	(126,349)	49,229	(96,018)	52,960	(119,773)	54,374	(129,409)
	22,130	(82,916)	18,993	(115,542)	17,541	(140,378)	24,534	(94,152)	20,133	(128,255)	17,677	(144,970)
	(5,211)	(16,191)	—	(10,399)	—	(5,694)	(4,466)	(15,737)	—	(9,066)	—	(4,349)
	(8)	—	—	—	—	—	(7)	—	—	—	—	—
	(5,219)	(16,191)	—	(10,399)	—	(5,694)	(4,473)	(15,737)	—	(9,066)	—	(4,349)
	—	416,667	—	416,667	—	416,667	—	416,667	—	416,667	—	416,667
	5,211	16,191	—	10,399	—	5,694	4,466	15,737	—	9,066	—	4,349
	—	—	—	—	—	—	—	—	—	—	—	—
	5,211	432,858	—	427,066	—	422,361	4,466	432,404	—	425,733	—	421,016
	1,000	—	1,000	—	1,000	—	1,000	—	1,000	—	1,000	—
	8	—	—	—	—	—	7	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	—	—	—
	1,008	—	1,000	—	1,000	—	1,007	—	1,000	—	1,000	—
	6,219	432,858	1,000	427,066	1,000	422,361	5,473	432,404	1,000	425,733	1,000	421,016
	23,130	333,751	19,993	301,125	18,541	276,289	25,534	322,515	21,133	288,412	18,677	271,697
	333,751	—	301,125	—	276,289	—	322,515	—	288,412	—	271,697	—
	$356,881	$333,751	$321,118	$301,125	$294,830	$276,289	$348,049	$322,515	$309,545	$288,412	$290,374	$271,697
	$ 127	$ —	$ 3,306	$ —	$ 1,925	$ —	$ 99	$ —	$ 2,689	$ —	$ 1,617	$ —
	—	41,667	—	41,667	—	41,667	—	41,667	—	41,667	—	41,667
	680	2,004	—	1,507	—	888	600	2,019	—	1,367	—	687
	—	—	—	—	—	—	—	—	—	—	—	—
	680	43,671	—	43,174	—	42,555	600	43,686	—	43,034	—	42,354
	131	—	143	—	154	—	135	—	149	—	156	—
	1	—	—	—	—	—	1	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	—	—	—
	132	—	143	—	154	—	136	—	149	—	156	—
	812	43,671	143	43,174	154	42,555	736	43,686	149	43,034	156	42,354

STATEMENTS OF CHANGES IN NET ASSETS — concluded

	Old Mutual 2041-2050 Conservative Fund		Old Mutual 2041-2050 Moderate Fund		Old Mutual 2041-2050 Aggressive Fund	
	1/1/09 to 06/30/09 (Unaudited)	3/3/08* to 12/31/08	1/1/09 to 06/30/09 (Unaudited)	3/3/08* to 12/31/08	1/1/09 to 06/30/09 (Unaudited)	3/3/08* to 12/31/08
Investment Activities:						
Net Investment Income	$ 3,853	$ 13,412	$ 2,306	$ 8,117	$ 1,724	$ 4,721
Net Realized Loss from Investments	(32,687)	(14,299)	(37,927)	(17,310)	(40,907)	(19,263)
Net Change in Unrealized Appreciation (Depreciation) on Investments	52,901	(103,660)	55,937	(123,968)	57,135	(129,588)
Net Increase (Decrease) in Net Assets Resulting from Operations	24,067	(104,547)	20,316	(133,161)	17,952	(144,130)
Dividends and Distributions to Shareholders From:						
Net Investment Income:						
Institutional Class	(3,705)	(14,791)	—	(8,966)	—	(5,263)
Class A	(63)	—	—	—	—	—
Total Dividends and Distributions	(3,768)	(14,791)	—	(8,966)	—	(5,263)
Capital Share Transactions:						
Institutional Class						
Shares Issued	—	416,667	—	416,667	—	416,667
Shares Issued upon Reinvestment of Distributions	3,705	14,791	—	8,966	—	5,263
Shares Redeemed	—	—	—	—	—	—
Total Institutional Class Capital Share Transactions	3,705	431,458	—	425,633	—	421,930
Class A						
Shares Issued	19,770	—	997	—	1,000	—
Shares Issued upon Reinvestment of Distributions	63	—	—	—	—	—
Shares Redeemed	—	—	—	—	—	—
Total Class A Capital Share Transactions	19,833	—	997	—	1,000	—
Increase in Net Assets Derived from Capital Shares Transactions	23,538	431,458	997	425,633	1,000	421,930
Total Increase in Net Assets	43,837	312,120	21,313	283,506	18,952	272,537
Net Assets:						
Beginning of Period	312,120	—	283,506	—	272,537	—
End of Period	$ 355,957	$ 312,120	$ 304,819	$ 283,506	$ 291,489	$ 272,537
Undistributed Net Investment Income	$ 85	$ —	$ 2,306	$ —	$ 1,724	$ —
Shares Issued and Redeemed:						
Institutional Class						
Shares Issued	—	41,667	—	41,667	—	41,667
Shares Issued upon Reinvestment of Distributions	513	1,959	—	1,377	—	831
Shares Redeemed	—	—	—	—	—	—
Total Institutional Class Share Transactions	513	43,626	—	43,044	—	42,498
Class A						
Shares Issued	2,639	—	152	—	156	—
Shares Issued upon Reinvestment of Distributions	8	—	—	—	—	—
Shares Redeemed	—	—	—	—	—	—
Total Class A Share Transactions	2,647	—	152	—	156	—
Net Increase in Shares Outstanding	3,160	43,626	152	43,044	156	42,498

* Inception date of the Fund.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

Financial Highlights

For a Share Outstanding Throughout the Period Ended December 31, 2008

and for the Six-Month Period ended June 30, 2009 (unaudited)

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Realized and Unrealized Gains (Losses) on Securities	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Net Asset Value End of Period	Total Return[†]	Net Assets, End of Period	Ratio of Expenses to Average Net Assets[2,***]	Ratio of Expenses to Average Net Assets (Excluding Waivers and Expense Reductions)[2,***]	Ratio of Net Investment Income (Loss) to Average Net Assets[***]	Portfolio Turnover Rate[†]
OLD MUTUAL 2011-2020 CONSERVATIVE FUND														
Institutional Class														
2009	$ 8.15	$0.16	$ 0.37	$ 0.53	$(0.15)	$—	$(0.15)	$8.53	6.62%	$381,955	0.05%	17.07%	3.92%	23.46%
2008**	$10.00	$0.41	$(1.80)	$(1.39)	$(0.46)	$—	$(0.46)	$8.15	(14.02)%	$358,260	0.13%	32.48%	5.20%	38.34%
Class A														
2009*	$ 8.23	$0.13	$ 0.30	$ 0.43	$(0.10)	$—	$(0.10)	$8.56	5.30%	$ 1,063	0.50%	2,239.79%	3.39%	23.46%
OLD MUTUAL 2011-2020 MODERATE FUND														
Institutional Class														
2009	$ 7.53	$0.11	$ 0.40	$ 0.51	$ —	$—	$ —	$8.04	6.77%	$350,406	0.05%	18.42%	3.09%	24.93%
2008**	$10.00	$0.30	$(2.43)	$(2.13)	$(0.34)	$—	$(0.34)	$7.53	(21.26)%	$327,972	0.16%	32.51%	3.93%	36.00%
Class A														
2009*	$ 7.64	$0.10	$ 0.29	$ 0.39	$ —	$—	$ —	$8.03	5.10%	$ 6,663	0.55%	413.35%	2.69%	24.93%
OLD MUTUAL 2011-2020 AGGRESSIVE FUND														
Institutional Class														
2009	$ 6.87	$0.07	$ 0.38	$ 0.45	$ —	$—	$ —	$7.32	6.55%	$315,599	0.05%	20.19%	2.10%	28.90%
2008**	$10.00	$0.21	$(3.10)	$(2.89)	$(0.24)	$—	$(0.24)	$6.87	(28.91)%	$296,248	0.16%	32.55%	2.80%	35.37%
Class A														
2009*	$ 7.01	$0.05	$ 0.24	$ 0.29	$ —	$—	$ —	$7.30	4.14%	$ 1,062	0.55%	2,287.52%	1.55%	28.90%
OLD MUTUAL 2021-2030 CONSERVATIVE FUND														
Institutional Class														
2009	$ 7.64	$0.12	$ 0.38	$ 0.50	$(0.12)	$—	$(0.12)	$8.02	6.61%	$355,817	0.05%	18.32%	3.28%	23.03%
2008**	$10.00	$0.35	$(2.32)	$(1.97)	$(0.39)	$—	$(0.39)	$7.64	(19.93)%	$333,751	0.14%	32.61%	4.53%	38.59%
Class A														
2009*	$ 7.75	$0.10	$ 0.27	$ 0.37	$(0.06)	$—	$(0.06)	$8.06	4.79%	$ 1,064	0.50%	2,293.75%	2.81%	23.03%
OLD MUTUAL 2021-2030 MODERATE FUND														
Institutional Class														
2009	$ 6.97	$0.08	$ 0.36	$ 0.44	$ —	$—	$ —	$7.41	6.31%	$320,057	0.05%	20.18%	2.28%	25.79%
2008**	$10.00	$0.23	$(3.01)	$(2.78)	$(0.25)	$—	$(0.25)	$6.97	(27.78)%	$301,125	0.16%	32.54%	3.05%	37.87%
Class A														
2009*	$ 7.12	$0.06	$ 0.22	$ 0.28	$ —	$—	$ —	$7.40	3.93%	$ 1,061	0.55%	2,289.38%	1.75%	25.79%
OLD MUTUAL 2021-2030 AGGRESSIVE FUND														
Institutional Class														
2009	$ 6.49	$0.05	$ 0.36	$ 0.41	$ —	$—	$ —	$6.90	6.32%	$293,769	0.05%	21.90%	1.46%	26.92%
2008**	$10.00	$0.13	$(3.50)	$(3.37)	$(0.14)	$—	$(0.14)	$6.49	(33.72)%	$276,289	0.16%	32.60%	1.72%	35.47%
Class A														
2009*	$ 6.66	$0.03	$ 0.19	$ 0.22	$ —	$—	$ —	$6.88	3.30%	$ 1,061	0.55%	2,311.31%	0.93%	26.92%
OLD MUTUAL 2031-2040 CONSERVATIVE FUND														
Institutional Class														
2009	$ 7.38	$0.10	$ 0.45	$ 0.55	$(0.10)	$—	$(0.10)	$7.83	7.56%	$346,976	0.05%	18.71%	2.90%	27.15%
2008**	$10.00	$0.34	$(2.59)	$(2.25)	$(0.37)	$—	$(0.37)	$7.38	(22.62)%	$322,515	0.14%	32.99%	4.41%	33.86%
Class A														
2009*	$ 7.49	$0.09	$ 0.34	$ 0.43	$(0.05)	$—	$(0.05)	$7.87	5.76%	$ 1,073	0.50%	2,254.06%	2.39%	27.15%

The accompanying notes are an integral part of the financial statements.

FINANCIAL HIGHLIGHTS — concluded

FOR A SHARE OUTSTANDING THROUGHOUT THE PERIOD ENDED DECEMBER 31, 2008
AND FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2009 (UNAUDITED)

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Realized and Unrealized Gains (Losses) on Securities	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Net Asset Value End of Period	Total Return[†]	Net Assets, End of Period	Ratio of Expenses to Average Net Assets[2,***]	Ratio of Expenses to Average Net Assets (Excluding Waivers and Expense Reductions)[2,***]	Ratio of Net Investment Income (Loss) to Average Net Assets[***]	Portfolio Turnover Rate[†]
OLD MUTUAL 2031-2040 MODERATE FUND														
Institutional Class														
2009	$ 6.70	$0.06	$ 0.41	$ 0.47	$ —	$—	$ —	$7.17	7.01%	$308,478	0.05%	20.31%	1.94%	27.20%
2008**	$10.00	$0.20	$(3.28)	$(3.08)	$(0.22)	$—	$(0.22)	$6.70	(30.80)%	$288,412	0.16%	33.38%	2.71%	32.44%
Class A														
2009*	$ 6.85	$0.05	$ 0.25	$ 0.30	$ —	$—	$ —	$7.15	4.38%	$ 1,067	0.55%	2,293.07%	1.55%	27.20%
OLD MUTUAL 2031-2040 AGGRESSIVE FUND														
Institutional Class														
2009	$ 6.41	$0.04	$ 0.38	$ 0.42	$ —	$—	$ —	$6.83	6.55%	$289,312	0.05%	22.29%	1.25%	27.49%
2008**	$10.00	$0.10	$(3.59)	$(3.49)	$(0.10)	$—	$(0.10)	$6.41	(34.84)%	$271,697	0.16%	33.12%	1.37%	34.63%
Class A														
2009*	$ 6.59	$0.02	$ 0.20	$ 0.22	$ —	$—	$ —	$6.81	3.34%	$ 1,062	0.55%	2,315.74%	0.72%	27.49%
OLD MUTUAL 2041-2050 CONSERVATIVE FUND														
Institutional Class														
2009	$ 7.15	$0.09	$ 0.45	$ 0.54	$(0.08)	$—	$(0.08)	$7.61	7.69%	$335,718	0.05%	18.99%	2.53%	27.17%
2008**	$10.00	$0.32	$(2.82)	$(2.50)	$(0.35)	$—	$(0.35)	$7.15	(25.14)%	$312,120	0.14%	33.03%	4.24%	35.24%
Class A														
2009*	$ 7.27	$0.07	$ 0.32	$ 0.39	$(0.02)	$—	$(0.02)	$7.64	5.42%	$ 20,239	0.50%	1,369.99%	1.88%	27.17%
OLD MUTUAL 2041-2050 MODERATE FUND														
Institutional Class														
2009	$ 6.59	$0.05	$ 0.42	$ 0.47	$ —	$—	$ —	$7.06	7.13%	$303,751	0.05%	20.59%	1.69%	28.54%
2008**	$10.00	$0.19	$(3.38)	$(3.19)	$(0.22)	$—	$(0.22)	$6.59	(31.92)%	$283,506	0.16%	33.30%	2.62%	31.25%
Class A														
2009*	$ 6.74	$0.04	$ 0.26	$ 0.30	$ —	$—	$ —	$7.04	4.45%	$ 1,068	0.55%	1,932.97%	1.12%	28.54%
OLD MUTUAL 2041-2050 AGGRESSIVE FUND														
Institutional Class														
2009	$ 6.41	$0.04	$ 0.38	$ 0.42	$ —	$—	$ —	$6.83	6.55%	$290,427	0.05%	21.49%	1.33%	29.18%
2008**	$10.00	$0.11	$(3.57)	$(3.46)	$(0.13)	$—	$(0.13)	$6.41	(34.62)%	$272,537	0.16%	33.44%	1.54%	33.50%
Class A														
2009*	$ 6.58	$0.02	$ 0.21	$ 0.23	$ —	$—	$ —	$6.81	3.50%	$ 1,062	0.55%	2,315.09%	0.72%	29.18%

  * Class commenced operations on January 2, 2009.

  ** Fund commenced operations on March 3, 2008.

*** Ratios for periods less than one year have been annualized.

  † Total return and portfolio turnover rates are for the period indicated and have not been annualized. Total return would have been lower had certain expenses not been waived by the Adviser during the year. Returns shown do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Returns shown exclude any applicable sales charges.

  1 Per share amounts for the period are calculated based on average outstanding shares.

  2 Ratio does not include expenses of the underlying funds.

  Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION

Old Mutual Funds III (the "Trust"), organized as a Delaware statutory trust on November 21, 2007, is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. The Trust currently offers thirteen series portfolios, of which the following are covered by this Semi-Annual Report – the Old Mutual 2011-2020 Conservative Fund, the Old Mutual 2011-2020 Moderate Fund, the Old Mutual 2011-2020 Aggressive Fund, the Old Mutual 2021-2030 Conservative Fund, the Old Mutual 2021-2030 Moderate Fund, the Old Mutual 2021-2030 Aggressive Fund, the Old Mutual 2031-2040 Conservative Fund, the Old Mutual 2031-2040 Moderate Fund, the Old Mutual 2031-2040 Aggressive Fund, the Old Mutual 2041-2050 Conservative Fund, the Old Mutual 2041-2050 Moderate Fund and the Old Mutual 2041-2050 Aggressive Fund (each a "Fund" and collectively the "Funds"). The Funds commenced operations on March 3, 2008. The financial statements for the Trust's other series portfolio, the Old Mutual Heitman Global Real Estate Securities Fund, are presented separately.

As of June 30, 2009, Old Mutual Capital, Inc. (the "Adviser") owned approximately 94-100% of the outstanding shares of each of the Funds.

Shareholders may purchase shares of the Funds through two separate classes, Class A and Institutional Class shares. All classes have equal voting rights as to earnings, assets and voting privileges, except that each class may have different distribution costs, dividends, registration costs, transfer agency costs and each class has exclusive voting rights with respect to its distribution plan and service plan, as applicable. Except for these differences, each class share of each Fund represents an equal proportionate interest in that Fund. Each Fund is classified as a diversified management investment company. The Funds' prospectus provides a description of each Fund's investment objective, policies and investment strategies.

Each Fund is a "fund of funds" which seeks to achieve its investment objective by investing in a portfolio of affiliated underlying equity and fixed income funds that are advised by the Adviser. In addition, a portion of its assets may be invested in cash, cash equivalents, or in money market funds. These underlying funds, in turn, invest in a variety of U.S. and foreign equity and fixed income securities. Under normal circumstances, the Funds expect to invest their assets among equity and fixed income funds in the following ranges:

	Equity Fund Allocation	Fixed-Income Fund Allocation
Old Mutual 2011-2020 Conservative Fund	31-51%	49-69%
Old Mutual 2011-2020 Moderate Fund	49-69%	31-51%
Old Mutual 2011-2020 Aggressive Fund	69-89%	11-31%
Old Mutual 2021-2030 Conservative Fund	45-65%	35-55%
Old Mutual 2021-2030 Moderate Fund	65-85%	15-35%
Old Mutual 2021-2030 Aggressive Fund	82-100%	0-18%
Old Mutual 2031-2040 Conservative Fund	52-72%	28-48%
Old Mutual 2031-2040 Moderate Fund	73-93%	7-27%
Old Mutual 2031-2040 Aggressive Fund	86-100%	0-14%
Old Mutual 2041-2050 Conservative Fund	57-77%	23-43%
Old Mutual 2041-2050 Moderate Fund	75-95%	5-25%
Old Mutual 2041-2050 Aggressive Fund	87-100%	0-13%

A brief description of each of the underlying funds that the Funds currently invest in is as follows.

Old Mutual Advantage Growth Fund seeks long-term capital growth. To pursue its objective, the fund normally invests at least 65% of its net assets in equity securities of medium and large-cap companies with favorable growth prospects, as evidenced by such factors as superior revenue growth, high quality of earnings, global distribution, and strong competitive advantages. Effective after the close of business on August 14, 2009, this fund has been liquidated and is no longer an underlying fund held by the Funds.

Old Mutual Analytic U.S. Long/Short Fund seeks above-average total returns. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of companies whose securities are traded in U.S. markets. While the fund may invest in companies of any size, it generally invests in large and mid-cap companies. The fund may also invest in long and short positions of publicly traded equity securities. The fund's long and short positions may include equity securities of foreign issuers that are traded in U.S. markets. The fund generally takes long equity positions equal to approximately 120% of the fund's equity assets excluding cash, and short equity positions equal to approximately 20% of the fund's equity assets at the time of investment. The fund's long equity exposure ordinarily ranges from 110% to 125% of the fund's net assets and its short equity exposure ordinarily ranges from 10% to 33% of the fund's net assets. The cash received from short sales may be used to invest in long equity positions.

Old Mutual Barrow Hanley Core Bond Fund seeks to maximize total return. To pursue its objective, the fund normally invests at least 80% of its net assets in fixed income securities of varying maturities. Fixed income securities may include: U.S. government securities including Treasury and agency securities, corporate obligations, inflation-indexed securities, commercial and residential mortgage-backed securities, collateralized mortgage obligations and asset-backed securities. The fund may invest up to 25% of its total assets in U.S. dollar denominated foreign debt obligations. The fund may also invest up to 20% of its total assets in non-investment grade securities. The fund has no limitations on the range of maturities of the fixed income securities in which it can invest and will maintain an average portfolio duration that ranges from 80% to 120% of the average duration of the Barclays Capital U.S. Aggregate Index. The sub-adviser will attempt to maintain an overall weighted average portfolio credit quality at a rating of "AA" (or equivalent) or higher from any nationally recognized statistical rating organization ("NRSRO").

Old Mutual Barrow Hanley Value Fund seeks long-term capital growth. The fund is a non-diversified fund. To pursue its objective, the fund normally invests in equity securities of large- and mid-cap companies with value characteristics. Undervalued stocks are generally those stocks that are out of favor with investors and, in the opinion of the fund's sub-adviser, are trading at prices that are below average at the time of purchase in relation to such measures as earnings and book value. These stocks often have above average dividend yields.

Old Mutual Clay Finlay Emerging Markets Fund seeks long-term capital appreciation. Under normal market conditions, the fund invests at least 80% of its net assets (plus any borrowings for investment purposes), in securities issued by companies in emerging market countries. The fund normally emphasizes equity securities in its portfolio. Equity securities in which the fund may invest include common stocks, preferred stocks, securities convertible into common stocks, depository receipts, rights, and warrants. The fund normally invests in at least 6 emerging market countries, and will not invest more than 35% of assets in securities of issuers in any one emerging country. The fund may also invest up to 20% of assets in debt securities of corporate and government emerging country issuers and in equity and debt securities of corporate issuers and debt securities of corporate and government issuers in developing countries. Effective after the close of business on July 29, 2009 this fund has been liquidated and is no longer an underlying fund held by the Funds.

Old Mutual Discover Value Fund seeks to provide investors with long-term capital growth. To pursue its objective, the fund normally invests at least 65% of its assets in equity securities of small-cap companies with value characteristics. The fund may also invest in larger companies if they represent better prospects for capital appreciation. Although the fund normally invests in equity securities of U.S. companies, it may invest up to 20% of its total assets in foreign securities. Effective after the close of business on August 14, 2009, this fund has been liquidated and is no longer an underlying fund held by the Funds.

Old Mutual Dwight High Yield Fund seeks to provide investors with a high level of current income. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in high-yield, below investment-grade securities including high-yield corporate bonds and loans, municipal bonds, mortgage-backed and asset-backed securities, income-producing convertible securities, and preferred stocks. The fund may invest up to 30% of its assets in U.S. dollar denominated foreign debt obligations. The fund may also invest in derivative instruments, such as options, futures contracts, credit default swaps, and swaps and options on indices and may engage in certain investment techniques which create market exposure, such as dollar rolls. The fund's sub-adviser seeks to maintain a minimum average credit quality for the fund's investments at a rating of "B" (or equivalent) or higher from any NRSRO. The fund's investment duration typically ranges from 75% to 125% of the average duration of the Barclays Capital U.S. Corporate High Yield Index.

Old Mutual Dwight Intermediate Fixed Income Fund seeks a high level of current income consistent with relative stability of principal. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in a diversified portfolio of fixed income securities of varying maturities. The fund generally invests in investment grade fixed income securities but may invest up to 15% of its assets in high yield securities. The fund may also invest in derivative instruments, such as options, futures contracts, and options on indices and may engage in certain investment techniques which create market exposure, such as dollar rolls. The fund's investment duration typically ranges from 75% to 125% of the average duration of the Barclays Capital Intermediate Aggregate Bond Index. The fund's dollar weighted average maturity will typically be between 3 and 10 years.

Old Mutual Dwight Short Term Fixed Income Fund seeks a high level of current income consistent with maintaining a relatively high degree of stability of capital. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in obligations of the U.S. Government and in investment grade debt securities rated AAA by Standard & Poor's, Aaa by Moody's Investor Service, Inc. or deemed equivalent by the sub-adviser. The fund's weighted average maturity will typically be less than 3 years.

Old Mutual Focused Fund seeks above-average total returns over a 3 to 5 year market cycle. The fund is a non-diversified fund. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of small, medium and large-cap companies. While the fund may invest in companies of any market capitalization, the fund generally invests in large-cap companies that the fund's sub-adviser believes have sustainable long-term growth prospects but are currently trading at modest relative valuations.

Old Mutual Growth Fund seeks capital appreciation. To pursue its objective, the fund normally invests at least 65% of its net assets in equity securities of small and mid-cap companies with favorable growth prospects. While the fund may invest in both small and mid-cap companies, the fund primarily invests in mid-cap companies.

Old Mutual Heitman Global Real Estate Securities Fund seeks to provide investors with a total return through a combination of current income and capital appreciation. To pursue its objective, the Fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in securities of both U.S. and foreign real estate companies and companies related to the real estate industry. The fund's sub-adviser considers a company to be principally engaged in the real estate industry if it derives at least 50% of its profits or revenues from the ownership, construction, development, management, financing, servicing, sale or leasing of real estate or has at least 50% of its assets in such real estate. Under normal circumstances, the fund invests at least 40% of its total assets in securities of issuers in foreign countries.

Old Mutual Heitman REIT Fund seeks to provide investors with a high total return consistent with reasonable risk. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of companies principally engaged in the real estate industry, including real estate investment trusts ("REITs"). The fund's sub-adviser considers a company to be principally engaged in the real estate industry if it derives at least 50% of its revenues from the ownership, construction, management, financing or sale of commercial, industrial or residential real estate or has at least 50% of its assets in such real estate.

Old Mutual International Bond Fund seeks high total return and, when consistent with total return, income. To pursue its objective, the fund normally invests in fixed income securities of foreign government and corporate issuers. Those fixed income securities, referred to as "bonds," generally include long-term and short-term government bonds, participation interests in loans, corporate debt obligations, "structured" notes, and other debt obligations. The fund normally invests at least 80% of its net assets, plus borrowings for investment purposes, in "bonds" and invests in at least three countries other than the United States.

Old Mutual International Equity Fund seeks long-term capital appreciation. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes), in equity securities of non-U.S. issuers. The fund allocates its assets to securities of issuers located in at least 3 non-U.S. countries and may invest in both developed and emerging markets. Generally, the fund limits its investments in any country to 25% or less of its total assets. However, the fund may invest more than 25% of its assets in issuers organized in Japan or the United Kingdom or in securities quoted or denominated in the Japanese yen, the British pound, or the euro.

Old Mutual Large Cap Growth Fund seeks to provide investors with long-term capital growth. The fund is classified as a non-diversified fund. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of large-cap companies with favorable growth prospectus. For purposes of this fund, large cap companies are those companies with market capitalizations within the market capitalization range of those companies in the Russell 1000® Growth Index. Each of the fund's sub-adviser's will invest the portion of the fund it manages in not more than 40 large-cap companies.

Old Mutual Strategic Small Company Fund seeks capital growth. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of small-cap companies. For purposes of this fund, small cap companies are those companies with market capitalizations similar to the companies in the Russell 2000© Index.

Old Mutual TS&W Mid-Cap Value Fund seeks long-term capital growth. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of mid-cap companies with value characteristics. For purposes of this fund, mid-cap companies are those companies with market capitalizations similar to the companies in the Russell MidCap® Value Index. The securities held in the fund are primarily common stocks that the fund's sub-adviser believes present a value or potential worth that is not recognized by prevailing market prices or that have experienced some fundamental changes and are intrinsically undervalued by the investment community.

Old Mutual TS&W Small Cap Value Fund seeks long-term capital growth. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of small-cap companies with value characteristics. For purposes of this fund, small cap companies are those companies with market capitalizations similar to the companies in the Russell 2000® Value Index.

In the normal course of business, the Funds may enter into various agreements that provide for general indemnifications. Each Fund's maximum exposure under these arrangements is unknown as any potential exposure involves future claims that may be made against each Fund.

2. Significant Accounting Policies

The following is a summary of the significant accounting policies followed by the Funds.

Use of Estimates in the Preparation of Financial Statements — The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

Security Valuation — Investments in underlying funds are valued at the closing net asset value per share of each underlying fund as reported on each business day. Investment securities of an underlying fund advised by the Adviser, including securities sold short, that are listed on a securities exchange, market or automated quotation system and for which market quotations are readily available, including securities traded over-the-counter ("OTC") (except for securities traded on NASDAQ), are valued at the last quoted sales price on the principal market on which they are traded at the close of trading on the New York Stock Exchange ("NYSE") (normally 4:00 p.m., Eastern Time) each day that the NYSE is open (the "Valuation Time"), or, if there is no such reported sale at the Valuation Time, at the most recent quoted bid price reported by the exchange or the OTC market. For securities traded on NASDAQ, the NASDAQ Official Closing Price provided by NASDAQ each business day will be used. If such prices are not available, these securities and unlisted securities for which market quotations are not readily available are valued in accordance with Fair Value Procedures established by the Board of Trustees of the Trust (the "Board"). The underlying funds use pricing services to report the market value of securities in the portfolios; if the pricing service is not able to provide a price, or the pricing service quote of valuation is inaccurate or does not reflect the market value of the security, prices may

NOTES TO FINANCIAL STATEMENTS — continued

AS OF JUNE 30, 2009 (UNAUDITED)

be obtained through market quotations from independent broker/dealers. If market quotations from these sources are not readily available, securities are valued in accordance with Fair Value Procedures established by the Board. The Trust's Fair Value Procedures are implemented through a Valuation Committee (the "Committee") designated by the Board. Some of the more common reasons that may necessitate that a security be valued using Fair Value Procedures include: the security's trading has been halted or suspended; the security has been de-listed from a national exchange; the security's primary trading market is temporarily closed at a time when, under normal conditions, it would be open; or the security's primary pricing source is not able or willing to provide a price. When a security is valued in accordance with the Fair Value Procedures, the Committee will determine the value after taking into consideration relevant information reasonably available to the Committee. The valuation is assigned to Fair Valued Securities for purposes of calculating an underlying fund's net asset value ("NAV"). Debt securities (other than short-term obligations), including listed issues, are valued on the basis of valuations furnished by a pricing service which utilizes electronic data processing techniques to determine valuations for normal institutional size trading units of debt securities, without exclusive reliance upon exchange or over-the-counter prices. Short-term obligations with maturities of 60 days or less may be valued at amortized cost, which approximates market value. Under this valuation method, acquisition discounts and premiums are accreted and amortized ratably to maturity and are included in interest income.

Foreign securities of an underlying fund advised by the Adviser traded on the foreign exchanges in the Western Hemisphere are valued based upon quotations from the principal market in which they are traded before the valuation time and are translated from the local currency into U.S. dollars using current exchange rates. In addition, if quotations are not readily available, or if the values have been materially affected by events occurring after the closing of a foreign market, assets may be valued in accordance with the Fair Value Procedures established by the Board.

Foreign securities of an underlying fund advised by the Adviser traded in countries outside the Western Hemisphere are fair valued daily by utilizing the quotations of an independent pricing service, unless the underlying fund's investment adviser determines that use of another valuation methodology is appropriate. The pricing service uses statistical analyses and quantitative models to adjust local prices using factors such as subsequent movement and changes in the prices of indexes, securities and exchange rates in other markets in determining fair value as of the time the underlying funds calculate the NAVs. The fair value of the foreign security is translated from the local currency into U.S. dollars using current exchange rates.

Options of an underlying fund advised by the Adviser are valued at the last quoted sales price. If there is no such reported sale on the valuation date, long option positions are valued at the most recent bid price, and short option positions are valued at the most recent ask price. Futures contracts of an underlying fund advised by the Adviser are valued at the settlement price established each day by the board of exchange on which they are traded. The daily settlement prices for financial futures are provided by an independent source.

The Funds are subject to the provisions of Statement of Financial Accounting Standards No. 157, *Fair Value Measurements*, ("SFAS 157"). SFAS 157 establishes a hierarchy that prioritizes the inputs to valuation techniques giving the highest priority to readily available unadjusted quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements) when market prices are not readily available or reliable. The inputs used for valuing securities are not necessarily an indication of the risks associated with investing in those securities. Changes in valuation techniques may result in transfers in or out of an investment's assigned level within the hierarchy during the reporting period. The aggregate value by input level, as of June 30, 2009, for each Fund's investments is included in the Notes to Schedule of Investments.

Security Transactions and Investment Income — Security transactions are accounted for on the date the securities are purchased or sold (trade date). Dividend income and distributions to shareholders are recognized on the ex-dividend date; interest income and expense is recognized on the accrual basis and includes amortization of premiums and accretion of discounts on investments, if applicable. Non-cash dividends included in dividend income, if any, are recorded at the fair market value of the securities received. Costs used in determining realized capital gains and losses on the sale of investment securities are those of the specific securities sold adjusted for the accretion and amortization of acquisition discounts and premiums during the respective holding periods, if applicable.

Dividends and Distributions — Dividends from net investment income for the Funds are declared at least annually, if available, except with respect to the Old Mutual 2011-2020 Conservative Fund, Old Mutual 2021-2030 Conservative Fund, Old Mutual 2031-2040 Conservative Fund and Old Mutual 2041-2050 Conservative Fund, for which dividends are declared at least quarterly, if available. Distributions of net realized capital gains for each Fund are generally made to shareholders at least annually, if available.

Offering and Organizational Costs — All organizational costs incurred with the start-up of the Trust were expensed as incurred. All offering costs incurred with the start up of the Funds (or share classes) are being amortized on a straight line basis over a period of twelve months from commencement of operations. As of June 30, 2009, Class A shares of the Funds (since their inception date of January 2, 2009) have the following amounts remaining to be amortized:

	Deferred Offering Costs
Old Mutual 2011-2020 Conservative Fund	$5,861
Old Mutual 2011-2020 Moderate Fund	5,861
Old Mutual 2011-2020 Aggressive Fund	5,861
Old Mutual 2021-2030 Conservative Fund	5,686
Old Mutual 2021-2030 Moderate Fund	5,861
Old Mutual 2021-2030 Aggressive Fund	5,861
Old Mutual 2031-2040 Conservative Fund	5,861
Old Mutual 2031-2040 Moderate Fund	5,861
Old Mutual 2031-2040 Aggressive Fund	5,861
Old Mutual 2041-2050 Conservative Fund	5,861
Old Mutual 2041-2050 Moderate Fund	7,562
Old Mutual 2041-2050 Aggressive Fund	5,861

Other — Expenses that are directly related to one of the Funds are charged directly to that Fund. Other operating expenses are prorated to the Funds on the basis of relative net assets. Class specific expenses, such as distribution and service fees, are borne by that class. Income, other non-class specific expenses and realized and unrealized gains and losses of a Fund are allocated to the respective share class on the basis of the relative net assets each day. Each Fund, as a shareholder in the underlying funds, will also indirectly bear its pro rata share of the expenses incurred by the underlying funds. These expenses are not reflected in the expenses shown in the Statements of Operations and are not included in the ratios to average net assets shown in the Financial Highlights.

The Funds have an arrangement with the transfer agent, DST Systems, Inc., whereby interest earned on uninvested cash balances is used to offset a portion of the transfer agent expense. The transfer agent expenses shown in the Statements of Operations are in total and do not reflect the expense reductions, if any, which are shown separately.

The Funds impose a 2% redemption/exchange fee on total redemption proceeds (after applicable deferred sales charges) of any shareholder redeeming shares (including redemption by exchange) of the Funds within 10 calendar days of their purchase. The Funds charge the redemption/exchange fee to discourage market timing by those shareholders initiating redemptions or exchanges to take advantage of short-term market movements. The redemption fee will be imposed to the extent that the number of Fund shares redeemed exceeds the number of Fund shares that have been held for more than 10 calendar days. In determining how long shares of the Fund have been held, shares held by the investor for the longest period of time will be sold first. The Funds will retain the fee by crediting Paid-in Capital. Since the commencement of operations on March 3, 2008, there were no redemption fees earned by the Funds.

3. INVESTMENT ADVISORY FEES, ADMINISTRATIVE FEES AND OTHER TRANSACTIONS WITH AFFILIATES

Investment Adviser — Old Mutual Capital, Inc. is an indirect, wholly owned subsidiary of Old Mutual (US) Holdings Inc. ("OMUSH"). OMUSH is a direct, wholly owned subsidiary of OM Group (UK) Limited, which, in turn, is a direct, wholly owned subsidiary of Old Mutual plc, a London-Exchange listed international financial services firm. The Funds and the Adviser are parties to an Investment Advisory Agreement (the "Advisory Agreement"), under which the Adviser is paid a monthly fee that is calculated daily and paid monthly, at an annual rate based on the average daily net assets of each Fund as follows.

Old Mutual 2011-2020 Conservative Fund, Old Mutual 2021-2030 Conservative Fund, Old Mutual 2031-2040 Conservative Fund and Old Mutual 2041-2050 Conservative Fund:

Management Fee	Asset Level
0.200%	Less than $1 billion
0.175%	From $1 billion to $2 billion
0.150%	From $2 billion to $3 billion
0.125%	Greater than $3 billion

Old Mutual 2011-2020 Moderate Fund, Old Mutual 2011-2020 Aggressive Fund, Old Mutual 2021-2030 Moderate Fund, Old Mutual 2021-2030 Aggressive Fund, Old Mutual 2031-2040 Moderate Fund, Old Mutual 2031-2040 Aggressive Fund, Old Mutual 2041-2050 Moderate Fund and Old Mutual 2041-2050 Aggressive Fund:

Management Fee	Asset Level
0.250%	Less than $1 billion
0.225%	From $1 billion to $2 billion
0.200%	From $2 billion to $3 billion
0.175%	Greater than $3 billion

Expense Limitation Agreements — In the interest of limiting expenses of the Funds, the Adviser has entered into an expense limitation agreement ("Expense Limitation Agreement") pursuant to which the Adviser has agreed, in writing, to waive or limit its fees and to assume other expenses of the Funds to the extent necessary to limit the total annual operating expenses (excluding acquired (underlying) fund fees and expenses) to a specified percentage of the Funds' average daily net assets through December 31, 2011 for Institutional Class shares and through December 31, 2010 for Class A shares.

	Institutional Class	Class A
Old Mutual 2011-2020 Conservative Fund	0.05%	0.50%
Old Mutual 2011-2020 Moderate Fund	0.05%	0.55%
Old Mutual 2011-2020 Aggressive Fund	0.05%	0.55%
Old Mutual 2021-2030 Conservative Fund	0.05%	0.50%
Old Mutual 2021-2030 Moderate Fund	0.05%	0.55%
Old Mutual 2021-2030 Aggressive Fund	0.05%	0.55%
Old Mutual 2031-2040 Conservative Fund	0.05%	0.50%
Old Mutual 2031-2040 Moderate Fund	0.05%	0.55%
Old Mutual 2031-2040 Aggressive Fund	0.05%	0.55%
Old Mutual 2041-2050 Conservative Fund	0.05%	0.50%
Old Mutual 2041-2050 Moderate Fund	0.05%	0.55%
Old Mutual 2041-2050 Aggressive Fund	0.05%	0.55%

Reimbursement by the Funds of the advisory fees waived and other expenses paid by the Adviser pursuant to the Expense Limitation Agreement may be made at a later date when a Fund has reached a sufficient asset size to permit reimbursement to be made without causing the total annual operating expense ratio of the Fund to exceed the expense limitation in effect in the year for which fees are being reimbursed and the reimbursement is made within three fiscal years after the expenses were reimbursed. At June 30, 2009, the Adviser may seek reimbursement of previously waived and reimbursed fees as follows:

	Expires 2011	Expires 2012	Total
Old Mutual 2011-2020 Conservative Fund	$106,146	$40,926	$147,072
Old Mutual 2011-2020 Moderate Fund	103,878	40,640	144,518
Old Mutual 2011-2020 Aggressive Fund	101,394	39,606	141,000
Old Mutual 2021-2030 Conservative Fund	104,501	40,787	145,288
Old Mutual 2021-2030 Moderate Fund	101,632	40,052	141,684
Old Mutual 2021-2030 Aggressive Fund	99,862	39,647	139,509
Old Mutual 2031-2040 Conservative Fund	104,747	40,277	145,024
Old Mutual 2031-2040 Moderate Fund	103,282	38,957	142,239
Old Mutual 2031-2040 Aggressive Fund	101,051	39,603	140,654
Old Mutual 2041-2050 Conservative Fund	103,998	39,639	143,637
Old Mutual 2041-2050 Moderate Fund	102,536	37,175	139,711
Old Mutual 2041-2050 Aggressive Fund	102,097	38,682	140,779

Sub-Advisory Agreement — The Trust, on behalf of the Funds, and the Adviser have entered into a sub-advisory agreement (the "Ibbotson Sub-Advisory Agreement") with Ibbotson Associates Advisors, LLC ("Ibbotson"). Ibbotson is a wholly owned subsidiary of Ibbotson Associates, Inc., which is a wholly owned subsidiary of Morningstar, Inc. For the services provided and expenses incurred pursuant to the Ibbotson Sub-Advisory Agreement, Ibbotson is entitled to receive from the Adviser a sub-advisory fee with respect to the average daily net assets of each of the Funds, which is computed and paid monthly at an annual rate equal to 0.10% for average daily net assets less than $1 billion, 0.09% for average daily net assets from $1 billion to less than $2 billion, 0.08% for average daily net assets from $2 billion to less than $3 billion, 0.07% for average daily net assets from $3 billion to less than $4 billion, 0.06% for average daily net assets from $4 billion to less than $5 billion and 0.05% for average daily net assets over $5 billion or greater. In addition, if at the end of each one-year period ended November 30th (the "minimum calculation period"), the total sub-advisory fees paid under the Ibbotson Sub-Advisory Agreement are less than the minimum annual fee amount set forth below, Ibbotson will receive the difference between the amount of sub-advisory fees paid and the minimum annual fee amount.

Minimum calculation period ended November 30, 2009:	$250,000
Minimum calculation period ended November 30, 2010 and each period thereafter:	$350,000

The Ibbotson Sub-Advisory Agreement obligates Ibbotson to: (i) recommend a continuous investment allocation program for each Fund in accordance with each Fund's respective investment objectives, policies and limitations; (ii) provide supervision of each Fund's investments and recommend the allocation of the assets of each Fund by specific style mandate; (iii) develop allocations specific to target-date and investor risk profiles; and (iv) develop a glide path allocation for each Fund from inception to the target retirement date and develop an appropriate asset allocation strategy for each Fund post-retirement date.

Administrative Services Agreement — The Trust and Old Mutual Fund Services (the "Administrator"), a wholly owned subsidiary of the Adviser, entered into an Administrative Services Agreement (the "Administrative Agreement"), pursuant to which the Administrator oversees the administration of the Trust's and each Fund's business and affairs, including regulatory reporting and all necessary office space, equipment, personnel and facilities, as well as services performed by various third parties. The Administrator is entitled to a fee from the Trust, which is calculated daily and paid monthly, as follows:

Average Daily Net Assets	Annual Fee Rate
$0 to $500 million	0.10%
Greater than $500 million up to $1 billion	0.09%
Greater than $1 billion up to $1.5 billion	0.08%
Greater than $1.5 billion	0.07%

The Administrative Agreement provides that the Administrator will not be liable for any error of judgment or mistake of law or for any loss suffered by the Trust in connection with the matters to which the Administrative Agreement relates, except a loss resulting from willful misfeasance, bad faith or gross negligence on the part of the Administrator in the performance of its duties. The Administrative Agreement will continue in effect unless terminated by either party upon not less than 90 days' prior written notice to the other party.

The Bank of New York Mellon (the "Sub-Administrator") serves as sub-administrator to the Trust. The Sub-Administrator assists the Administrator in connection with the administration and business affairs of the Trust. Pursuant to a sub-administration and accounting agreement (the "Sub-Administration Agreement") between the Administrator and the Sub-Administrator, the Administrator pays the Sub-Administrator as follows: annual rates, based on the combined average daily gross assets of the funds within the Trust, Old Mutual Funds I and Old Mutual Funds II (the "Old Mutual Complex"), of (1) 0.0475% of the first $6 billion, plus (2) 0.04% of the average daily gross assets in excess of $6 billion. With regard to the Funds, these fees apply only at the underlying fund level. In addition, the Administrator pays the Sub-Administrator the following annual fees: (1) $35,000 for each Fund; and (2) $3,000 per class in excess of three classes for each fund in the Old Mutual Complex. Certain minimum fees apply. The Sub-Administration Agreement provides that the Sub-Administrator will not be liable for any costs, damages, liabilities or claims incurred by the Sub-Administrator except those arising out of the Sub-Administrator's or its delegee's or agent's (if such delegee or agent is a subsidiary of the Sub-Administrator) negligence or willful misconduct or the Sub-Administrator's failure to act in good faith. In no event shall the Sub-Administrator be liable to the Administrator or any third party for special, indirect or consequential damages.

Distributor — The Trust entered into a distribution agreement (the "Distribution Agreement"), with Old Mutual Investment Partners (the "Distributor"), a wholly owned subsidiary of the Adviser, pursuant to which the Distributor serves as principal underwriter for the Trust's shares. The Distributor receives no compensation for serving in such capacity, except as provided in separate Distribution Plans and Service Plans. The Trust has adopted, on behalf of Class A shares of each Fund, a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act, which provide for a distribution fee of up to 0.25% of the daily net assets of Class A shares. Currently, the Trust is not paying a distribution fee on Class A shares. The Trust has also adopted a Service Plan pursuant to Rule 12b-1 under the 1940 Act on behalf of Class A shares of each Fund which provides for payment of a service fee of up to 0.25% of the average daily net assets of the Class. Distribution and/or Service Fees are paid to the Distributor for maintaining or improving services provided to shareholders by the Distributor and investment dealers, financial institutions and 401(k) plan service providers.

Notes to Financial Statements — continued

Of the service fees the Distributor received for the six-month period ended June 30, 2009, it retained the following:

Fund	Service Fees – Class A
Old Mutual 2011-2020 Conservative Fund	$1
Old Mutual 2011-2020 Moderate Fund	5
Old Mutual 2011-2020 Aggressive Fund	1
Old Mutual 2021-2030 Conservative Fund	1
Old Mutual 2021-2030 Moderate Fund	1
Old Mutual 2021-2030 Aggressive Fund	1
Old Mutual 2031-2040 Conservative Fund	1
Old Mutual 2031-2040 Moderate Fund	1
Old Mutual 2031-2040 Aggressive Fund	1
Old Mutual 2041-2050 Conservative Fund	1
Old Mutual 2041-2050 Moderate Fund	1
Old Mutual 2041-2050 Aggressive Fund	1

Other Service Providers — DST Systems, Inc. ("DST") serves as the transfer agent and dividend disbursing agent of the Funds. From time to time, the Funds may pay amounts to third parties that provide sub-transfer agency and other administrative services relating to the Funds to persons who beneficially own interests in the Funds. The Trust has entered into an agency agreement, with DST, effective as of September 17, 2008, pursuant to which DST provides call center and correspondence and other shareholder account-related services. Prior to September 17, 2008, the Administrator provided these services to the Trust pursuant to a shareholder servicing agreement.

The Bank of New York Mellon serves as the custodian for the Funds.

Officers and Trustees of the Funds who are or were officers of the Adviser, Administrator, Sub-Administrator or Distributor received no compensation from the Funds.

4. Investment Transactions

The cost of securities purchased and the proceeds from securities sold, other than short-term investments, for the Funds, for the six-month period ended June 30, 2009 were as follows:

	Purchases	Sales
Old Mutual 2011-2020 Conservative Fund	$102,542	$85,457
Old Mutual 2011-2020 Moderate Fund	100,732	83,401
Old Mutual 2011-2020 Aggressive Fund	95,109	85,040
Old Mutual 2021-2030 Conservative Fund	94,022	77,504
Old Mutual 2021-2030 Moderate Fund	88,712	77,087
Old Mutual 2021-2030 Aggressive Fund	83,563	73,104
Old Mutual 2031-2040 Conservative Fund	104,015	88,735
Old Mutual 2031-2040 Moderate Fund	89,616	78,389
Old Mutual 2031-2040 Aggressive Fund	85,334	73,765
Old Mutual 2041-2050 Conservative Fund	117,659	86,262
Old Mutual 2041-2050 Moderate Fund	89,420	80,568
Old Mutual 2041-2050 Aggressive Fund	88,993	78,746

5. AFFILIATED FUND OF FUNDS TRANSACTIONS

The Funds invest in certain mutual funds within the Old Mutual Complex, of which certain funds may be deemed to be under common control because they may share the same Board of Trustees. A Fund's investment in any of the underlying funds may exceed 25% of the underlying fund's total assets. The financial statements for each of the underlying funds that are part of the Old Mutual Complex may be obtained at oldmutualfunds.com. A summary of the Funds' transactions in affiliated underlying funds during the six-month period ended June 30, 2009 follows:

Old Mutual 2011-2020 Conservative Fund:

Underlying Fund	Purchases at Cost*	Proceeds from Sales*	Unrealized Appreciation (Depreciation)	Value at 6/30/09	Dividend Income	Net Realized Gain (Loss)
Old Mutual Advantage Growth Fund	$ —	$14,117	$ 153	$ 1,279	$ —	$ (6,938)
Old Mutual Analytic U.S. Long/Short Fund	1,814	1,412	(3,731)	11,807	—	(921)
Old Mutual Barrow Hanley Core Bond Fund	23,333	9,177	1,860	110,575	2,545	(219)
Old Mutual Barrow Hanley Value Fund	5,710	3,881	(8,874)	56,327	722	(2,518)
Old Mutual Clay Finlay Emerging Markets Fund	2,454	353	203	5,762	—	(410)
Old Mutual Developing Growth Fund	514	4,378	—	—	231	(135)
Old Mutual Discover Value Fund	680	529	(720)	4,019	—	(399)
Old Mutual Dwight High Yield Fund	25,715	2,824	1,553	57,916	2,089	(661)
Old Mutual Dwight Intermediate Fixed Income Fund	6,324	32,235	153	20,223	885	(1,354)
Old Mutual Dwight Short Term Fixed Income Fund	1,377	6,524	1	317	17	(85)
Old Mutual Focused Fund	2,493	4,941	(1,994)	15,513	—	(1,480)
Old Mutual Heitman Global Real Estate Securities Fund	3,120	812	(2,489)	7,618	76	(778)
Old Mutual Heitman REIT Fund	601	424	(1,599)	2,720	57	(471)
Old Mutual International Bond Fund	4,008	4,523	(5,752)	33,090	381	(1,413)
Old Mutual International Equity Fund	3,401	2,646	(8,266)	26,779	—	(2,648)
Old Mutual Large Cap Growth Fund	19,921	—	1,486	30,630	—	—
Old Mutual Strategic Small Company Fund	4,348	153	(849)	3,276	—	(70)
Old Mutual TS&W Mid-Cap Value Fund	907	706	(1,694)	5,943	—	(405)
Totals	**$106,720**	**$89,635**	**$(30,559)**	**$393,794**	**$7,003**	**$(20,905)**

Old Mutual 2011-2020 Moderate Fund:

Underlying Fund	Purchases at Cost*	Proceeds from Sales*	Unrealized Appreciation (Depreciation)	Value at 6/30/09	Dividend Income	Net Realized Gain (Loss)
Old Mutual Advantage Growth Fund	$ —	$ 2,416	$ (5,387)	$ 12,658	$ —	$ (1,743)
Old Mutual Analytic U.S. Long/Short Fund	3,635	2,723	(6,930)	22,533	—	(1,759)
Old Mutual Barrow Hanley Core Bond Fund	10,677	6,808	1,091	67,101	1,598	(153)
Old Mutual Barrow Hanley Value Fund	20,669	5,445	(13,562)	70,403	902	(3,496)
Old Mutual Clay Finlay Emerging Markets Fund	3,727	544	258	8,815	—	(622)
Old Mutual Developing Growth Fund	554	4,417	—	—	233	(132)
Old Mutual Discover Value Fund	1,212	907	(1,393)	8,045	—	(670)
Old Mutual Dwight High Yield Fund	16,052	2,997	1,107	37,134	1,389	(641)
Old Mutual Dwight Intermediate Fixed Income Fund	4,439	21,104	78	14,586	565	(885)
Old Mutual Dwight Short Term Fixed Income Fund	994	6,725	13	637	26	(142)
Old Mutual Focused Fund	4,118	15,086	(1,795)	18,745	—	(3,832)
Old Mutual Growth Fund	2,488	—	224	2,712	—	—
Old Mutual Heitman Global Real Estate Securities Fund	1,169	835	(2,643)	5,449	55	(797)
Old Mutual Heitman REIT Fund	639	436	(1,598)	2,751	58	(481)
Old Mutual International Bond Fund	2,920	3,997	(3,707)	21,981	255	(1,235)
Old Mutual International Equity Fund	10,571	4,175	(12,162)	36,420	—	(4,139)
Old Mutual Large Cap Growth Fund	18,133	—	1,724	26,008	—	—
Old Mutual Provident Mid-Cap Growth Fund	641	4,556	—	—	—	(2,103)
Old Mutual Select Growth Fund	340	4,058	—	—	20	(179)
Old Mutual Strategic Small Company Fund	4,386	168	(844)	3,299	—	(75)
Old Mutual TS&W Mid-Cap Value Fund	1,453	4,089	(1,041)	5,325	—	(2,159)
Totals	**$108,817**	**$91,486**	**$(46,567)**	**$364,602**	**$5,101**	**$(25,243)**

NOTES TO FINANCIAL STATEMENTS — continued

AS OF JUNE 30, 2009 (UNAUDITED)

Old Mutual 2011-2020 Aggressive Fund:

Underlying Fund	Purchases at Cost*	Proceeds from Sales*	Unrealized Appreciation (Depreciation)	Value at 6/30/09	Dividend Income	Net Realized Gain (Loss)
Old Mutual Advantage Growth Fund	$ —	$ 2,491	$ (6,376)	$ 14,937	$ —	$ (1,823)
Old Mutual Analytic U.S. Long/Short Fund	3,406	2,817	(8,078)	25,220	—	(1,840)
Old Mutual Barrow Hanley Core Bond Fund	6,273	9,651	483	28,095	644	(197)
Old Mutual Barrow Hanley Value Fund	30,748	5,964	(19,157)	80,945	1,038	(3,879)
Old Mutual Clay Finlay Emerging Markets Fund	5,501	2,663	1,424	11,253	—	(1,832)
Old Mutual Developing Growth Fund	466	4,345	—	—	228	(126)
Old Mutual Discover Value Fund	2,602	1,159	(1,494)	11,587	—	(876)
Old Mutual Dwight High Yield Fund	5,382	1,694	561	16,053	682	(357)
Old Mutual Dwight Intermediate Fixed Income Fund	979	6,663	29	3,305	178	(277)
Old Mutual Dwight Short Term Fixed Income Fund	406	699	6	391	6	(4)
Old Mutual Focused Fund	5,207	23,308	(2,441)	25,637	—	(5,845)
Old Mutual Growth Fund	3,092	—	278	3,370	—	—
Old Mutual Heitman Global Real Estate Securities Fund	2,874	663	(2,395)	7,173	72	(639)
Old Mutual Heitman REIT Fund	452	331	(1,540)	2,475	52	(371)
Old Mutual International Bond Fund	1,546	4,660	(1,895)	12,057	144	(1,419)
Old Mutual International Equity Fund	10,210	5,799	(19,882)	49,571	—	(5,809)
Old Mutual Large Cap Growth Fund	15,887	—	(51)	17,244	—	—
Old Mutual Provident Mid-Cap Growth Fund	476	5,640	—	—	—	(2,850)
Old Mutual Select Growth Fund	255	3,806	—	—	18	(170)
Old Mutual Strategic Small Company Fund	4,322	146	(862)	3,246	—	(68)
Old Mutual TS&W Mid-Cap Value Fund	2,804	10,320	(2,575)	12,183	—	(5,291)
Totals	$102,888	$92,819	$(63,965)	$324,742	$3,062	$(33,673)

Old Mutual 2021-2030 Conservative Fund:

Underlying Fund	Purchases at Cost*	Proceeds from Sales*	Unrealized Appreciation (Depreciation)	Value at 6/30/09	Dividend Income	Net Realized Gain (Loss)
Old Mutual Advantage Growth Fund	$ —	$ 2,192	$ (5,660)	$ 13,219	$ —	$ (1,608)
Old Mutual Analytic U.S. Long/Short Fund	3,190	6,413	(4,776)	16,740	—	(3,279)
Old Mutual Barrow Hanley Core Bond Fund	24,988	5,860	1,340	77,855	1,616	(140)
Old Mutual Barrow Hanley Value Fund	13,073	3,965	(10,767)	64,923	832	(2,575)
Old Mutual Clay Finlay Emerging Markets Fund	3,111	689	(462)	8,876	—	(800)
Old Mutual Developing Growth Fund	523	4,378	—	—	231	(132)
Old Mutual Discover Value Fund	2,112	689	(914)	8,370	—	(520)
Old Mutual Dwight High Yield Fund	9,877	3,413	1,357	36,490	1,688	(723)
Old Mutual Dwight Intermediate Fixed Income Fund	4,668	20,802	139	12,991	566	(863)
Old Mutual Dwight Short Term Fixed Income Fund	475	4,145	9	519	18	(100)
Old Mutual Focused Fund	3,418	12,586	(1,535)	15,795	—	(3,217)
Old Mutual Growth Fund	1,333	—	120	1,453	—	—
Old Mutual Heitman Global Real Estate Securities Fund	2,984	689	(2,372)	7,219	73	(663)
Old Mutual Heitman REIT Fund	508	344	(1,529)	2,496	52	(385)
Old Mutual International Bond Fund	3,988	3,958	(5,059)	29,843	343	(1,242)
Old Mutual International Equity Fund	7,469	4,137	(13,028)	38,941	—	(4,142)
Old Mutual Large Cap Growth Fund	9,735	—	1,226	19,103	—	—
Old Mutual Provident Mid-Cap Growth Fund	585	4,399	—	—	—	(2,191)
Old Mutual Strategic Small Company Fund	4,347	150	(854)	3,274	—	(69)
Old Mutual TS&W Mid-Cap Value Fund	1,823	2,880	(2,315)	9,262	—	(1,594)
Totals	$98,207	$81,689	$(45,080)	$367,369	$5,419	$(24,243)

Old Mutual 2021-2030 Moderate Fund:

Underlying Fund	Purchases at Cost*	Proceeds from Sales*	Unrealized Appreciation (Depreciation)	Value at 6/30/09	Dividend Income	Net Realized Gain (Loss)
Old Mutual Advantage Growth Fund	$ —	$ 2,511	$ (6,360)	$ 14,898	$ —	$ (1,840)
Old Mutual Analytic U.S. Long/Short Fund	3,326	2,673	(7,583)	23,406	—	(1,747)
Old Mutual Barrow Hanley Core Bond Fund	11,358	2,673	613	34,667	714	(64)
Old Mutual Barrow Hanley Value Fund	19,271	11,347	(14,500)	77,601	995	(7,008)
Old Mutual Clay Finlay Emerging Markets Fund	6,039	3,835	1,983	11,715	—	(2,565)
Old Mutual Developing Growth Fund	485	4,352	—	—	228	(128)
Old Mutual Discover Value Fund	1,247	1,002	(1,680)	9,320	—	(758)
Old Mutual Dwight High Yield Fund	4,041	3,336	735	17,779	879	(707)
Old Mutual Dwight Intermediate Fixed Income Fund	1,707	7,669	19	6,488	253	(323)
Old Mutual Focused Fund	4,782	18,843	(2,469)	23,985	—	(4,813)
Old Mutual Growth Fund	4,765	—	429	5,194	—	—
Old Mutual Heitman Global Real Estate Securities Fund	881	668	(2,571)	4,960	50	(644)
Old Mutual Heitman REIT Fund	468	334	(1,546)	2,480	52	(375)
Old Mutual International Bond Fund	2,051	1,503	(2,699)	15,785	181	(482)
Old Mutual International Equity Fund	11,276	5,847	(19,897)	50,711	—	(5,862)
Old Mutual Large Cap Growth Fund	17,418	—	(1,151)	17,574	—	—
Old Mutual Provident Mid-Cap Growth Fund	514	5,318	—	—	—	(2,415)
Old Mutual Select Growth Fund	277	4,037	—	—	19	(173)
Old Mutual Strategic Small Company Fund	4,323	146	(863)	3,246	—	(68)
Old Mutual TS&W Mid-Cap Value Fund	2,495	9,005	(1,898)	9,646	—	(4,318)
Totals	$96,724	$85,099	$(59,438)	$329,455	$3,371	$(34,290)

Old Mutual 2021-2030 Aggressive Fund:

Underlying Fund	Purchases at Cost*	Proceeds from Sales*	Unrealized Appreciation (Depreciation)	Value at 6/30/09	Dividend Income	Net Realized Gain (Loss)
Old Mutual Advantage Growth Fund	$ —	$ 2,421	$ (5,951)	$ 13,949	$ —	$ (1,757)
Old Mutual Analytic U.S. Long/Short Fund	4,895	6,915	(9,542)	31,580	—	(4,468)
Old Mutual Barrow Hanley Core Bond Fund	598	327	74	4,787	114	(8)
Old Mutual Barrow Hanley Value Fund	25,747	6,198	(19,292)	77,745	997	(4,045)
Old Mutual Clay Finlay Emerging Markets Fund	6,427	7,642	2,933	11,332	—	(4,655)
Old Mutual Developing Growth Fund	2,982	6,843	—	—	426	(125)
Old Mutual Discover Value Fund	2,039	1,631	(2,758)	14,329	—	(1,236)
Old Mutual Dwight High Yield Fund	661	326	167	4,823	254	(68)
Old Mutual Dwight Intermediate Fixed Income Fund	20	—	(21)	938	19	—
Old Mutual Focused Fund	5,711	23,567	(3,083)	29,239	—	(5,967)
Old Mutual Growth Fund	2,290	—	206	2,496	—	—
Old Mutual Heitman Global Real Estate Securities Fund	688	522	(1,781)	3,549	36	(505)
Old Mutual Heitman REIT Fund	404	294	(1,018)	1,761	37	(330)
Old Mutual International Bond Fund	458	326	(783)	4,320	50	(105)
Old Mutual International Equity Fund	13,274	7,178	(26,092)	62,471	—	(7,205)
Old Mutual Large Cap Growth Fund	19,591	—	(1,986)	18,776	—	—
Old Mutual Mid-Cap Fund	401	4,220	—	—	17	(171)
Old Mutual Provident Mid-Cap Growth Fund	512	4,434	—	—	—	(2,181)
Old Mutual Select Growth Fund	546	7,102	—	—	34	(337)
Old Mutual Strategic Small Company Fund	6,813	143	(514)	6,121	—	(35)
Old Mutual TS&W Mid-Cap Value Fund	6,848	10,357	(3,090)	14,115	—	(5,004)
Totals	$100,905	$90,446	$(72,531)	$302,331	$1,984	$(38,202)

Old Mutual 2031-2040 Conservative Fund:

Underlying Fund	Purchases at Cost*	Proceeds from Sales*	Unrealized Appreciation (Depreciation)	Value at 6/30/09	Dividend Income	Net Realized Gain (Loss)
Old Mutual Advantage Growth Fund	$ —	$ 1,876	$ (4,475)	$ 10,497	$ —	$ (1,366)
Old Mutual Analytic U.S. Long/Short Fund	3,112	5,373	(5,237)	17,763	—	(2,824)
Old Mutual Barrow Hanley Core Bond Fund	17,750	12,246	1,013	58,527	1,212	(256)
Old Mutual Barrow Hanley Value Fund	16,321	4,238	(11,885)	59,663	765	(2,747)
Old Mutual Clay Finlay Emerging Markets Fund	7,388	5,678	3,492	11,396	—	(3,060)
Old Mutual Developing Growth Fund	1,603	5,472	—	—	317	(128)
Old Mutual Discover Value Fund	5,011	847	(240)	10,799	—	(638)
Old Mutual Dwight High Yield Fund	4,118	2,034	1,114	27,591	1,452	(425)
Old Mutual Dwight Intermediate Fixed Income Fund	3,540	17,373	102	10,719	429	(726)
Old Mutual Focused Fund	4,001	17,551	(1,337)	16,789	—	(4,352)
Old Mutual Growth Fund	2,626	—	236	2,862	—	—
Old Mutual Heitman Global Real Estate Securities Fund	3,065	542	(2,205)	6,480	55	(521)
Old Mutual Heitman REIT Fund	444	305	(1,233)	2,077	44	(340)
Old Mutual International Bond Fund	3,904	6,513	(4,965)	29,821	348	(2,005)
Old Mutual International Equity Fund	15,790	5,254	(17,079)	51,536	—	(5,255)
Old Mutual Large Cap Growth Fund	15,921	—	354	24,279	—	—
Old Mutual Provident Mid-Cap Growth Fund	574	5,682	—	—	—	(2,889)
Old Mutual Select Growth Fund	307	4,031	—	—	19	(174)
Old Mutual Strategic Small Company Fund	5,440	148	(706)	4,536	—	(50)
Old Mutual TS&W Mid-Cap Value Fund	2,223	2,695	(3,738)	13,617	—	(1,511)
Totals	$113,138	$97,858	$(46,789)	$358,952	$4,641	$(29,267)

Old Mutual 2031-2040 Moderate Fund:

Underlying Fund	Purchases at Cost*	Proceeds from Sales*	Unrealized Appreciation (Depreciation)	Value at 6/30/09	Dividend Income	Net Realized Gain (Loss)
Old Mutual Advantage Growth Fund	$ —	$ 2,244	$ (5,800)	$ 13,537	$ —	$ (1,633)
Old Mutual Analytic U.S. Long/Short Fund	3,525	2,820	(8,192)	25,252	—	(1,847)
Old Mutual Barrow Hanley Core Bond Fund	2,447	4,826	278	16,770	411	(99)
Old Mutual Barrow Hanley Value Fund	22,947	5,640	(17,167)	69,895	896	(3,683)
Old Mutual Clay Finlay Emerging Markets Fund	5,952	5,961	1,440	13,119	—	(3,902)
Old Mutual Developing Growth Fund	2,666	6,547	—	—	402	(127)
Old Mutual Discover Value Fund	3,567	1,493	(2,053)	15,911	—	(1,133)
Old Mutual Dwight High Yield Fund	1,883	2,695	524	10,597	640	(229)
Old Mutual Dwight Intermediate Fixed Income Fund	766	498	(99)	6,978	144	(22)
Old Mutual Focused Fund	5,392	24,313	(2,276)	25,071	—	(6,063)
Old Mutual Growth Fund	3,188	—	287	3,475	—	—
Old Mutual Heitman Global Real Estate Securities Fund	700	531	(1,774)	3,574	36	(513)
Old Mutual Heitman REIT Fund	411	299	(1,022)	1,786	37	(336)
Old Mutual International Bond Fund	1,601	4,361	(2,025)	12,568	149	(1,331)
Old Mutual International Equity Fund	14,410	6,967	(24,382)	61,904	—	(6,998)
Old Mutual Large Cap Growth Fund	20,202	—	(1,498)	19,870	—	—
Old Mutual Mid-Cap Fund	1,207	1,207	—	—	7	—
Old Mutual Provident Mid-Cap Growth Fund	659	5,877	—	—	—	(2,830)
Old Mutual Select Growth Fund	555	5,685	—	—	28	(344)
Old Mutual Strategic Small Company Fund	6,511	145	(559)	5,770	—	(37)
Old Mutual TS&W Mid-Cap Value Fund	3,904	9,157	(2,495)	13,259	—	(4,389)
Totals	$102,493	$91,266	$(66,813)	$319,336	$2,750	$(35,516)

Old Mutual 2031-2040 Aggressive Fund:

Underlying Fund	Purchases at Cost*	Proceeds from Sales*	Unrealized Appreciation (Depreciation)	Value at 6/30/09	Dividend Income	Net Realized Gain (Loss)
Old Mutual Advantage Growth Fund	$ —	$ 2,337	$ (5,951)	$ 13,925	$ —	$ (1,700)
Old Mutual Analytic U.S. Long/Short Fund	4,599	3,545	(10,402)	32,416	—	(2,315)
Old Mutual Barrow Hanley Core Bond Fund	2,635	322	88	4,834	70	(8)
Old Mutual Barrow Hanley Value Fund	26,509	5,800	(19,084)	76,732	984	(3,775)
Old Mutual Clay Finlay Emerging Markets Fund	6,473	6,789	2,294	13,013	—	(4,419)
Old Mutual Developing Growth Fund	3,433	7,300	—	—	462	(122)
Old Mutual Discover Value Fund	2,508	3,633	(2,862)	16,588	—	(1,878)
Old Mutual Dwight High Yield Fund	2	—	—	45	2	—
Old Mutual Focused Fund	5,853	23,511	(3,051)	29,541	—	(5,936)
Old Mutual Growth Fund	2,651	—	238	2,889	—	—
Old Mutual Heitman Global Real Estate Securities Fund	1,716	516	(1,691)	4,684	47	(498)
Old Mutual Heitman REIT Fund	414	290	(1,019)	1,781	37	(326)
Old Mutual International Bond Fund	1,011	—	19	1,079	11	—
Old Mutual International Equity Fund	11,943	7,895	(29,320)	66,918	—	(7,913)
Old Mutual Large Cap Growth Fund	19,993	—	(2,564)	18,636	—	—
Old Mutual Mid-Cap Fund	287	4,149	—	—	17	(111)
Old Mutual Provident Mid-Cap Growth Fund	270	2,919	—	—	—	(1,342)
Old Mutual Select Growth Fund	721	9,356	—	—	45	(412)
Old Mutual Strategic Small Company Fund	7,268	142	(448)	6,646	—	(32)
Old Mutual TS&W Mid-Cap Value Fund	7,043	15,256	(1,282)	9,831	—	(7,527)
Totals	$105,329	$93,760	$(75,035)	$299,558	$1,675	$(38,314)

Old Mutual 2041-2050 Conservative Fund:

Underlying Fund	Purchases at Cost*	Proceeds from Sales*	Unrealized Appreciation (Depreciation)	Value at 6/30/09	Dividend Income	Net Realized Gain (Loss)
Old Mutual Advantage Growth Fund	$ —	$ 2,215	$ (5,050)	$ 11,941	$ —	$ (1,621)
Old Mutual Analytic U.S. Long/Short Fund	3,930	4,877	(5,294)	18,742	—	(3,144)
Old Mutual Barrow Hanley Core Bond Fund	14,155	6,996	751	47,434	960	(150)
Old Mutual Barrow Hanley Value Fund	16,851	4,076	(12,284)	59,364	722	(2,657)
Old Mutual Clay Finlay Emerging Markets Fund	7,609	6,589	3,309	13,647	—	(4,246)
Old Mutual Developing Growth Fund	654	4,493	—	—	242	(196)
Old Mutual Discover Value Fund	4,509	1,189	(872)	14,654	—	(900)
Old Mutual Dwight High Yield Fund	4,675	1,868	997	24,711	1,247	(391)
Old Mutual Dwight Intermediate Fixed Income Fund	2,833	15,398	85	7,456	313	(635)
Old Mutual Focused Fund	4,683	18,757	(1,434)	18,009	—	(4,611)
Old Mutual Growth Fund	2,905	—	247	3,152	—	—
Old Mutual Heitman Global Real Estate Securities Fund	3,145	340	(1,394)	5,278	39	(328)
Old Mutual Heitman REIT Fund	541	340	(571)	1,402	28	(381)
Old Mutual International Bond Fund	5,433	6,517	(4,854)	30,969	343	(2,009)
Old Mutual International Equity Fund	22,146	6,114	(20,057)	63,943	—	(6,133)
Old Mutual Large Cap Growth Fund	17,012	—	(450)	21,249	—	—
Old Mutual Mid-Cap Fund	1,509	1,509	—	—	9	—
Old Mutual Provident Mid-Cap Growth Fund	549	4,747	—	—	—	(2,263)
Old Mutual Select Growth Fund	293	3,820	—	—	18	(176)
Old Mutual Strategic Small Company Fund	7,986	221	(763)	6,909	—	(93)
Old Mutual TS&W Mid-Cap Value Fund	4,871	5,537	(3,154)	15,864	—	(2,753)
Old Mutual TS&W Small Cap Value Fund	711	—	29	740	—	—
Totals	$127,000	$95,603	$(50,759)	$365,464	$3,921	$(32,687)

Old Mutual 2041-2050 Moderate Fund:

Underlying Fund	Purchases at Cost*	Proceeds from Sales*	Unrealized Appreciation (Depreciation)	Value at 6/30/09	Dividend Income	Net Realized Gain (Loss)
Old Mutual Advantage Growth Fund	$ —	$ 2,250	$ (5,537)	$ 12,976	$ —	$ (1,636)
Old Mutual Analytic U.S. Long/Short Fund	3,133	2,636	(7,707)	23,493	—	(1,727)
Old Mutual Barrow Hanley Core Bond Fund	2,544	1,824	201	13,591	306	(39)
Old Mutual Barrow Hanley Value Fund	21,260	4,941	(15,707)	61,310	786	(3,229)
Old Mutual Clay Finlay Emerging Markets Fund	8,567	6,919	3,375	16,045	—	(4,509)
Old Mutual Developing Growth Fund	2,121	6,002	—	—	359	(127)
Old Mutual Discover Value Fund	3,958	1,647	(2,263)	17,834	—	(1,251)
Old Mutual Dwight High Yield Fund	1,540	3,023	435	9,539	562	(441)
Old Mutual Dwight Intermediate Fixed Income Fund	483	1,829	(25)	3,115	92	(77)
Old Mutual Focused Fund	5,091	25,282	(2,112)	23,763	—	(6,258)
Old Mutual Growth Fund	2,591	—	233	2,824	—	—
Old Mutual Heitman Global Real Estate Securities Fund	663	527	(1,824)	3,591	36	(510)
Old Mutual Heitman REIT Fund	390	296	(1,050)	1,791	38	(334)
Old Mutual International Bond Fund	1,514	4,453	(1,915)	11,980	143	(1,358)
Old Mutual International Equity Fund	15,399	7,905	(28,298)	69,440	—	(7,943)
Old Mutual Large Cap Growth Fund	21,117	—	(1,717)	20,543	—	—
Old Mutual Mid-Cap Fund	411	4,256	—	—	18	(174)
Old Mutual Provident Mid-Cap Growth Fund	524	5,640	—	—	—	(2,903)
Old Mutual Select Growth Fund	420	5,652	—	—	27	(257)
Old Mutual Strategic Small Company Fund	5,946	144	(642)	5,118	—	(42)
Old Mutual TS&W Mid-Cap Value Fund	6,913	10,507	(3,478)	15,560	—	(5,112)
Totals	$104,585	$95,733	$(68,031)	$312,513	$2,367	$(37,927)

Old Mutual 2041-2050 Aggressive Fund:

Underlying Fund	Purchases at Cost*	Proceeds from Sales*	Unrealized Appreciation (Depreciation)	Value at 6/30/09	Dividend Income	Net Realized Gain (Loss)
Old Mutual Advantage Growth Fund	$ —	$ 2,229	$ (5,331)	$ 12,544	$ —	$ (1,621)
Old Mutual Analytic U.S. Long/Short Fund	4,280	3,428	(9,991)	30,816	—	(2,248)
Old Mutual Barrow Hanley Core Bond Fund	619	327	61	2,801	65	(7)
Old Mutual Barrow Hanley Value Fund	30,124	5,714	(18,047)	77,258	990	(3,737)
Old Mutual Clay Finlay Emerging Markets Fund	6,630	7,606	2,844	12,528	—	(4,856)
Old Mutual Developing Growth Fund	3,207	7,085	—	—	445	(126)
Old Mutual Discover Value Fund	2,445	3,959	(2,667)	15,882	—	(1,980)
Old Mutual Dwight High Yield Fund	118	—	(30)	2,241	118	—
Old Mutual Focused Fund	5,707	24,571	(2,832)	28,523	—	(6,181)
Old Mutual Growth Fund	2,649	—	239	2,888	—	—
Old Mutual Heitman Global Real Estate Securities Fund	1,648	327	(1,894)	4,509	40	(316)
Old Mutual Heitman REIT Fund	444	327	(920)	1,713	36	(368)
Old Mutual International Bond Fund	24	—	(436)	2,081	24	—
Old Mutual International Equity Fund	13,794	9,325	(29,536)	69,662	—	(9,336)
Old Mutual Large Cap Growth Fund	21,520	—	(2,229)	20,452	—	—
Old Mutual Mid-Cap Fund	409	4,254	—	—	18	(172)
Old Mutual Provident Mid-Cap Growth Fund	261	2,922	—	—	—	(1,345)
Old Mutual Select Growth Fund	699	9,468	—	—	46	(423)
Old Mutual Strategic Small Company Fund	7,047	142	(480)	6,392	—	(33)
Old Mutual TS&W Mid-Cap Value Fund	7,255	16,949	(1,204)	10,458	—	(8,158)
Totals	$108,880	$98,633	$(72,453)	$300,748	$1,782	$(40,907)

* Total Purchases at Cost and Proceeds from Sales do not agree to the totals disclosed in Note 4 due to activity from tax-free reorganizations involving certain underlying funds that are included within the tables in Note 5.

6. Federal Tax Information

Each Fund has qualified and intends to continue to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code and to distribute substantially all of its taxable income and net capital gains. Accordingly, no provision has been made for Federal income taxes.

The Funds are subject to the provisions of Financial Accounting Standards Board Interpretation No. 48 ("FIN 48"), Accounting for Uncertainty in Income Taxes. FIN 48 requires an evaluation of tax positions taken (or expected to be taken) in the course of preparing a Fund's tax returns to determine whether these positions meet a "more-likely-than-not" standard that based on the technical merits have a more than fifty percent likelihood of being sustained by a taxing authority upon examination. A tax position that meets the "more-likely-than-not" recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The Funds recognize interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations.

FIN 48 requires management of the Funds to analyze all open tax years, fiscal year 2008 as defined by IRS statute of limitations, for all major jurisdictions, including federal tax authorities and certain state tax authorities. As of and during the six-month period ended June 30, 2009, the Funds did not have a liability for any unrecognized tax benefits. The Funds have no examination in progress and are not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next twelve months.

Dividends from net investment income and distributions from net realized capital gains are determined in accordance with U.S. Federal income tax regulations, which may differ from those amounts determined under accounting principles generally accepted in the United States of America. These book/tax differences are either temporary or permanent in nature. To the extent these differences are permanent, they are charged or credited to Paid-in Capital or accumulated net realized gain, as appropriate, in the period that the differences arise.

Accordingly, the following permanent differences as of December 31, 2008, primarily attributable to certain net operating losses, reclassifications of short-term capital gain distributions on mutual funds, deemed distributions of earnings and profits pursuant to a consent dividend and organization and offering costs incurred by the Funds, were reclassified to the following accounts.

	Increase/(Decrease) Paid-in Capital	Increase/(Decrease) Accumulated Net Realized Gain	Increase/(Decrease) Undistributed Net Investment Income
Old Mutual 2011-2020 Conservative Fund	$(106)	$(2,380)	$2,486
Old Mutual 2011-2020 Moderate Fund	—	(1,596)	1,596
Old Mutual 2011-2020 Aggressive Fund	(375)	(726)	1,101
Old Mutual 2021-2030 Conservative Fund	—	(1,626)	1,626
Old Mutual 2021-2030 Moderate Fund	(88)	(743)	831
Old Mutual 2021-2030 Aggressive Fund	(281)	(127)	408
Old Mutual 2031-2040 Conservative Fund	(145)	(1,518)	1,663
Old Mutual 2031-2040 Moderate Fund	(80)	(560)	640
Old Mutual 2031-2040 Aggressive Fund	(112)	(26)	138
Old Mutual 2041-2050 Conservative Fund	(84)	(1,295)	1,379
Old Mutual 2041-2050 Moderate Fund	(400)	(449)	849
Old Mutual 2041-2050 Aggressive Fund	(486)	(56)	542

The tax character of dividends and distributions declared during the period ended December 31, 2008 were as follows:

	Ordinary Income
Old Mutual 2011-2020 Conservative Fund	$19,556
Old Mutual 2011-2020 Moderate Fund	14,207
Old Mutual 2011-2020 Aggressive Fund	9,875
Old Mutual 2021-2030 Conservative Fund	16,191
Old Mutual 2021-2030 Moderate Fund	10,399
Old Mutual 2021-2030 Aggressive Fund	5,694
Old Mutual 2031-2040 Conservative Fund	15,737
Old Mutual 2031-2040 Moderate Fund	9,066
Old Mutual 2031-2040 Aggressive Fund	4,349
Old Mutual 2041-2050 Conservative Fund	14,791
Old Mutual 2041-2050 Moderate Fund	8,966
Old Mutual 2041-2050 Aggressive Fund	5,263

As of December 31, 2008, the components of Distributable Earnings/(Accumulated Losses) were as follows:

	Capital Loss* Carryforwards	Post- October Losses	Unrealized Appreciation/ Depreciation	Total
Old Mutual 2011-2020 Conservative Fund	$ (78)	$ (783)	$ (76,996)	$ (77,857)
Old Mutual 2011-2020 Moderate Fund	(453)	(416)	(102,033)	(102,902)
Old Mutual 2011-2020 Aggressive Fund	(315)	(2,339)	(127,265)	(129,919)
Old Mutual 2021-2030 Conservative Fund	(207)	(728)	(98,172)	(99,107)
Old Mutual 2021-2030 Moderate Fund	(379)	(492)	(124,982)	(125,853)
Old Mutual 2021-2030 Aggressive Fund	(801)	(289)	(144,701)	(145,791)
Old Mutual 2031-2040 Conservative Fund	(143)	(769)	(108,832)	(109,744)
Old Mutual 2031-2040 Moderate Fund	(452)	(93)	(136,696)	(137,241)
Old Mutual 2031-2040 Aggressive Fund	(694)	(295)	(148,218)	(149,207)
Old Mutual 2041-2050 Conservative Fund	(318)	(1,208)	(117,728)	(119,254)
Old Mutual 2041-2050 Moderate Fund	(172)	(282)	(141,273)	(141,727)
Old Mutual 2041-2050 Aggressive Fund	(405)	(509)	(147,993)	(148,907)

* For Federal income tax purposes, capital loss carryforwards may be carried forward and applied against future capital gains for a period of up to eight years to the extent allowed by the Internal Revenue Code. As of December 31, 2008, each Fund's capital loss carryforwards are available to offset future realized gains and will expire in the fiscal year ending 2016.

Post-October losses represent losses realized on investment transactions from November 1, 2008 through December 31, 2008 that, in accordance with federal income tax regulations the Funds may elect to defer and treat as having arisen in the following fiscal year.

The Federal tax cost, aggregate gross unrealized appreciation and depreciation of investments held by each Fund at June 30, 2009 were as follows:

	Federal Tax Cost	Unrealized Appreciation	Unrealized Depreciation	Net Unrealized Appreciation (Depreciation)
Old Mutual 2011-2020 Conservative Fund	$427,770	$5,408	$ (35,967)	$ (30,559)
Old Mutual 2011-2020 Moderate Fund	415,956	4,495	(51,062)	(46,567)
Old Mutual 2011-2020 Aggressive Fund	391,474	2,781	(66,746)	(63,965)
Old Mutual 2021-2030 Conservative Fund	415,609	4,193	(49,273)	(45,080)
Old Mutual 2021-2030 Moderate Fund	391,701	3,779	(63,217)	(59,438)
Old Mutual 2021-2030 Aggressive Fund	377,413	3,378	(75,909)	(72,531)
Old Mutual 2031-2040 Conservative Fund	408,819	6,311	(53,100)	(46,789)
Old Mutual 2031-2040 Moderate Fund	388,848	2,529	(69,342)	(66,813)
Old Mutual 2031-2040 Aggressive Fund	377,102	2,640	(77,675)	(75,035)
Old Mutual 2041-2050 Conservative Fund	419,724	5,418	(56,177)	(50,759)
Old Mutual 2041-2050 Moderate Fund	383,211	4,244	(72,275)	(68,031)
Old Mutual 2041-2050 Aggressive Fund	375,721	3,144	(75,597)	(72,453)

7. SUBSEQUENT EVENT

In accordance with the provisions of Statement of Financial Accounting Standards No. 165 *Subsequent Events*, management of the Funds has evaluated the possibility of subsequent events existing in the Funds' financial statements through August 21, 2009. Management has determined that there are no material events that would require disclosure in the Funds' financial statements through this date.

Proxy Voting and Portfolio Holdings (Unaudited)

Proxy Voting

A description of the guidelines that the Trust uses to determine how to vote proxies relating to portfolio securities and information regarding how the Funds voted proxies relating to portfolio securities during the 12-month period ended June 30, 2009 is available (i) without charge upon request, by calling 888-772-2888 toll-free; (ii) on the SEC's website at http://www.sec.gov; and (iii) on the Trust's website at oldmutualfunds.com.

Old Mutual Funds III Form N-Q Information

The Trust files a complete schedule of portfolio holdings with the SEC for the first and third quarters of its fiscal year on Form N-Q. The Trust's Forms N-Q are available on the SEC's website at http://www.sec.gov, or may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330 toll-free.

FUND EXPENSES EXAMPLE (Unaudited)

Six-Month Hypothetical Expense Example — June 30, 2009

Example. As a shareholder of a Fund you may pay two types of fees: transaction fees and fund-related fees. A Fund may charge transaction fees. A Fund also incurs various ongoing expenses, including management fees, and other Fund expenses, which are indirectly paid by shareholders and affect your investment return.

This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Funds and to compare these costs with the ongoing costs of investing in other mutual funds. This Example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended June 30, 2009.

Actual Expenses. The first line in the following table provides information about actual account values and actual expenses. The Example includes, but is not limited to, management fees, custody fees and transfer agent fees. However, the Example does not include client specific fees. The Example also does not include Fund trading commissions and related trading expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line for each share class under the heading entitled "Expenses Paid During Six-Month Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes. The second line in the table provides information about hypothetical account values and hypothetical expenses based on each Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the each Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholders reports of other funds. Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs. Therefore, this information is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. If these transactional costs were included, your costs would have been higher.

	Beginning Account Value 1/1/09	Ending Account Value 6/30/09	Annualized Expense Ratios for the Six Month Period	Expenses Paid During Six Month Period*
Old Mutual 2011-2020 Conservative Fund – Institutional Class				
Actual Fund Return	$1,000.00	$1,066.20	0.05%	$0.26
Hypothetical 5% Return	1,000.00	1,024.55	0.05	0.25
Old Mutual 2011-2020 Conservative Fund – Class A				
Actual Fund Return	1,000.00	1,053.00	0.50	2.53**
Hypothetical 5% Return	1,000.00	1,024.77	0.50	2.50**
Old Mutual 2011-2020 Moderate Fund – Institutional Class				
Actual Fund Return	1,000.00	1,067.70	0.05	0.26
Hypothetical 5% Return	1,000.00	1,024.55	0.05	0.25
Old Mutual 2011-2020 Moderate Fund – Class A				
Actual Fund Return	1,000.00	1,051.00	0.55	2.78**
Hypothetical 5% Return	1,000.00	1,024.77	0.55	2.75**
Old Mutual 2011-2020 Aggressive Fund – Institutional Class				
Actual Fund Return	1,000.00	1,065.50	0.05	0.26
Hypothetical 5% Return	1,000.00	1,024.55	0.05	0.25
Old Mutual 2011-2020 Aggressive Fund – Class A				
Actual Fund Return	1,000.00	1,041.40	0.55	2.77**
Hypothetical 5% Return	1,000.00	1,024.77	0.55	2.75**
Old Mutual 2021-2030 Conservative Fund – Institutional Class				
Actual Fund Return	1,000.00	1,066.10	0.05	0.26
Hypothetical 5% Return	1,000.00	1,024.55	0.05	0.25

	Beginning Account Value 1/1/09	Ending Account Value 6/30/09	Annualized Expense Ratios for the Six Month Period	Expenses Paid During Six Month Period*
Old Mutual 2021-2030 Conservative Fund – Class A				
Actual Fund Return	$1,000.00	$1,047.90	0.50%	$2.52**
Hypothetical 5% Return	1,000.00	1,024.77	0.50	2.50**
Old Mutual 2021-2030 Moderate Fund – Institutional Class				
Actual Fund Return	1,000.00	1,063.10	0.05	0.26
Hypothetical 5% Return	1,000.00	1,024.55	0.05	0.25
Old Mutual 2021-2030 Moderate Fund – Class A				
Actual Fund Return	1,000.00	1,039.30	0.55	2.77**
Hypothetical 5% Return	1,000.00	1,024.77	0.55	2.75**
Old Mutual 2021-2030 Aggressive Fund – Institutional Class				
Actual Fund Return	1,000.00	1,063.20	0.05	0.26
Hypothetical 5% Return	1,000.00	1,024.55	0.05	0.25
Old Mutual 2021-2030 Aggressive Fund – Class A				
Actual Fund Return	1,000.00	1,033.00	0.55	2.76**
Hypothetical 5% Return	1,000.00	1,024.77	0.55	2.75**
Old Mutual 2031-2040 Conservative Fund – Institutional Class				
Actual Fund Return	1,000.00	1,075.60	0.05	0.26
Hypothetical 5% Return	1,000.00	1,024.55	0.05	0.25
Old Mutual 2031-2040 Conservative Fund – Class A				
Actual Fund Return	1,000.00	1,057.60	0.50	2.54**
Hypothetical 5% Return	1,000.00	1,024.77	0.50	2.50**

FUND EXPENSES EXAMPLE (Unaudited) — concluded

	Beginning Account Value 1/1/09	Ending Account Value 6/30/09	Annualized Expense Ratios for the Six Month Period	Expenses Paid During Six Month Period*
Old Mutual 2031-2040 Moderate Fund – Institutional Class				
Actual Fund Return	$1,000.00	$1,070.10	0.05%	$0.26
Hypothetical 5% Return	1,000.00	1,024.55	0.05	0.25
Old Mutual 2031-2040 Moderate Fund – Class A				
Actual Fund Return	1,000.00	1,043.80	0.55	2.77**
Hypothetical 5% Return	1,000.00	1,024.77	0.55	2.75**
Old Mutual 2031-2040 Aggressive Fund – Institutional Class				
Actual Fund Return	1,000.00	1,065.50	0.05	0.26
Hypothetical 5% Return	1,000.00	1,024.55	0.05	0.25
Old Mutual 2031-2040 Aggressive Fund – Class A				
Actual Fund Return	1,000.00	1,033.40	0.55	2.76**
Hypothetical 5% Return	1,000.00	1,024.77	0.55	2.75**
Old Mutual 2041-2050 Conservative Fund – Institutional Class				
Actual Fund Return	1,000.00	1,076.90	0.05	0.26
Hypothetical 5% Return	1,000.00	1,024.55	0.05	0.25
Old Mutual 2041-2050 Conservative Fund – Class A				
Actual Fund Return	1,000.00	1,054.20	0.50	2.53**
Hypothetical 5% Return	1,000.00	1,024.77	0.50	2.50**

	Beginning Account Value 1/1/09	Ending Account Value 6/30/09	Annualized Expense Ratios for the Six Month Period	Expenses Paid During Six Month Period*
Old Mutual 2041-2050 Moderate Fund – Institutional Class				
Actual Fund Return	$1,000.00	$1,071.30	0.05%	$0.26
Hypothetical 5% Return	1,000.00	1,024.55	0.05	0.25
Old Mutual 2041-2050 Moderate Fund – Class A				
Actual Fund Return	1,000.00	1,044.50	0.55	2.77**
Hypothetical 5% Return	1,000.00	1,024.77	0.55	2.75**
Old Mutual 2041-2050 Aggressive Fund – Institutional Class				
Actual Fund Return	1,000.00	1,065.50	0.05	0.26
Hypothetical 5% Return	1,000.00	1,024.55	0.05	0.25
Old Mutual 2041-2050 Aggressive Fund – Class A				
Actual Fund Return	1,000.00	1,035.00	0.55	2.76**
Hypothetical 5% Return	1,000.00	1,024.77	0.55	2.75**

* Expenses are equal to each Fund's annualized expense ratio multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).

** Expenses are equal to the Fund's annualized expense ratio multiplied by the average account value over the period, multiplied by 180/365 days (to reflect the period since commencement of operations).

This page is intentionally left blank.

This page is intentionally left blank.

FOR MORE INFORMATION

For investors who want more information about Old Mutual Funds III, please contact us at:

By Telephone:
888.772.2888

By Mail:
Old Mutual Funds III
P.O. Box 219534
Kansas City, Missouri 64121-9534

Via the Internet:
oldmutualfunds.com

This semi-annual report is intended for the information of Old Mutual Funds III shareholders, but may be used by prospective investors when preceded or accompanied by a current prospectus. You may obtain a copy of the prospectus, which contains important information about the objectives, risks, share classes, charges and expenses of Old Mutual Funds III, by visiting oldmutualfunds.com or by calling 888.772.2888. Please read the prospectus carefully before investing.



Funds distributed by Old Mutual Investment Partners
R-09-567 08/2009



OLD MUTUAL®

Funds III

Old Mutual Funds III

SEMI-ANNUAL REPORT

June 30, 2009

Old Mutual Heitman Global Real Estate Securities Fund

TABLE OF CONTENTS

This page is intentionally left blank.

ABOUT THIS REPORT

HISTORICAL RETURNS

All total returns mentioned in this report account for the change in the Fund's per-share price and the reinvestment of any dividends and capital gain distributions. If your account is set up to receive Fund dividends and distributions in cash rather than reinvest them, your actual return may differ from these figures. The Fund's performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Past performance does not guarantee future results. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Performance results represent past performance, and current performance may be higher or lower. Please call toll-free at 888-772-2888 or visit oldmutualfunds.com for performance results current to the most recent month-end.

The Fund offers Institutional Class shares which are only available to eligible shareholders. Performance results for short periods of time may not be representative of longer-term results. The returns for certain periods may reflect fee waivers and/or reimbursements in effect for that period; absent fee waivers and reimbursements, performance would have been lower.

FUND DATA

This report reflects views, opinions, and Fund holdings as of June 30, 2009, the end of the report period, and is subject to change. The information is not a complete analysis of every aspect of any sector, industry, security or of the Fund. Opinions and forecasts regarding industries, companies and/or themes, and Fund composition and holdings, are subject to change at any time based on market and other conditions, and should not be construed as a recommendation of any specific security or as investment advice. Percentage holdings as of June 30, 2009 are included in the Fund's Schedule of Investments. There is no assurance that the securities purchased will remain in the Fund or that securities sold have not been repurchased.

There are risks associated with mutual fund investing, including the risk of loss of principal. There is no assurance that the investment process will consistently lead to successful results. An investment concentrated in sectors and industries may involve greater risk and volatility than a more diversified investment and the real estate sector has been among the most volatile sectors in the market. An investment in the Fund is not a bank deposit or other obligation, or guaranteed by a depository institution. It is not insured or guaranteed by the Federal Deposit Insurance Corporation ("FDIC") or any other government agency.

COMPARATIVE INDEXES

The comparative indexes discussed in this report are meant to provide a basis for judging the Fund's performance against a specific securities index. Each index accounts for changes in security price and assumes reinvestment of dividends and distributions, but does not reflect the cost of managing a mutual fund. The Fund may significantly differ in holdings and composition from the index and individuals cannot invest directly in an index.

FTSE EPRA/NAREIT Global Real Estate Index (formerly FTSE EPRA/NAREIT Global Rental Index)
The FTSE EPRA/NAREIT Global Real Estate Index is a free-float market capitalization-weighted index measuring international real estate securities, which meet minimum size, liquidity and investment focus criteria. It is a custom benchmark, as it is subset of the FTSE/EPRA NAREIT Investment Focus Index Series, which separates the existing constituents into both Rental and Non-Rental indices.

Standard & Poor's 500 Index
The unmanaged Standard & Poor's 500 ("S&P 500") Index is a market value-weighted index that measures the performance of large-cap common stocks across all major industries.

Index returns and statistical data included in this report are provided by Bloomberg and FactSet.

MESSAGE TO SHAREHOLDERS

Dear Shareholder:

The six-month period ending June 30, 2009 was a volatile investment period. The first quarter of 2009 continued the downward spiral of the economy, marked by decreased demand for manufactured goods, rising unemployment, declines in prices of existing family homes and record numbers of foreclosures. The economy then began showing signs of improvement during the second quarter of 2009. There was a market rally at the end of March 2009, sparked by announcements by Citigroup, JP Morgan Chase and Bank of America that all three firms were profitable in January and February 2009. Additionally, data showing an improvement in existing home sales from January to February 2009 appeared to signal that the damaged housing market may be showing signs of stabilizing.

With the market rally at the end of March 2009, many investors found renewed confidence in the stimulus programs promised by the Obama Administration, legislative action of the U.S. Congress and an ever expanding series of rescue packages from the U.S. Treasury and U.S. Federal Reserve Board. For the six-month period ending June 30, 2009, U.S. stocks, as measured by the S&P 500 Index, rose 3.16%. The global economic outlook also showed signs of improvement, with several global indices reporting positive returns for the six-month period.

Old Mutual Capital, Inc. believes that current policy response may help the global economy continue to recover, although it expects to see higher than normal volatility. Old Mutual Capital, Inc. also believes that although it may take some time to play out, strong long-term opportunities may be available to patient investors, and as the economy continues to improve, those investors could be rewarded.

As always, we are grateful for your support and will continue to work diligently to enhance your experience as an investor in the Old Mutual Funds III portfolios. Please do not hesitate to contact us if there is anything we can do to better serve you. Feel free to contact me directly at President@oldmutualcapital.com, or please see the back cover of this report for other contact information.

Sincerely,



Julian F. Sluyters
President
Old Mutual Funds III

OLD MUTUAL HEITMAN GLOBAL REAL ESTATE SECURITIES FUND

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of June 30, 2009

	Inception Date	6 Month Return*	Annualized Inception to Date
Institutional Class	08/22/08	(4.43)%	(45.89)%
FTSE EPRA/NAREIT Global Real Estate Index	08/22/08	(3.58)%	(46.15)%

Past performance is not a guarantee of future results. The Fund's performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Information about these performance results and the comparative index can be found on page 1.

* Not Annualized

The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund (as reported in the May 5, 2009 supplement to the April 22, 2009 prospectus) are 2.80% and 1.26%, respectively. Expenses are based on estimated amounts.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Institutional Class shares on the inception date of August 22, 2008 to an investment made in an unmanaged securities index on that date. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Top Ten Holdings as of June 30, 2009

Westfield Group	6.3%
Simon Property Group	5.5%
Unibail-Rodamco	4.4%
Nippon Building Fund	3.7%
Public Storage	3.2%
HCP	2.7%
Health Care REIT	2.5%
Vornado Realty Trust	2.4%
RioCan REIT	2.4%
AvalonBay Communities	2.4%
As a % of Total Fund Investments	35.5%

Sector Weightings as of June 30, 2009 — % of Total Fund Investments



3

OLD MUTUAL HEITMAN GLOBAL REAL ESTATE SECURITIES FUND — continued

SCHEDULE OF INVESTMENTS

AS OF JUNE 30, 2009 (UNAUDITED)

Description	Shares	Value (000)
Common Stock — 46.2%		
Forestry — 0.3%		
Plum Creek Timber	1,200	$ 36
Total Forestry		36
REITs-Apartments — 6.9%		
American Campus Communities	7,473	166
AvalonBay Communities	4,377	245
Camden Property Trust	3,350	92
Equity Residential	4,388	98
Essex Property Trust	1,772	110
Total REITs-Apartments		711
REITs-Diversified — 6.5%		
Digital Realty Trust	6,482	232
PS Business Parks	1,605	78
Vornado Realty Trust	5,525	249
Washington Real Estate Investment Trust	4,880	109
Total REITs-Diversified		668
REITs-Health Care — 7.1%		
HCP	13,011	276
Health Care REIT	7,509	256
Nationwide Health Properties	2,039	52
Ventas	5,113	153
Total REITs-Health Care		737
REITs-Hotels — 1.9%		
Hospitality Properties Trust	3,900	46
Host Hotels & Resorts	13,291	112
LaSalle Hotel Properties	3,000	37
Total REITs-Hotels		195
REITs-Manufactured Homes — 1.4%		
Equity Lifestyle Properties	3,980	148
Total REITs-Manufactured Homes		148
REITs-Office Property — 6.1%		
Alexandria Real Estate Equities	641	23
BioMed Realty Trust	3,900	40
Boston Properties	5,050	241
Corporate Office Properties Trust SBI	6,036	177
Highwoods Properties	4,000	89
Mack-Cali Realty	2,700	62
Total REITs-Office Property		632
REITs-Regional Malls — 5.5%		
Simon Property Group	10,956	563
Total REITs-Regional Malls		563

Description	Shares	Value (000)
REITs-Shopping Centers — 4.2%		
Acadia Realty Trust	1,265	$ 17
Federal Realty Investment Trust	4,565	235
Regency Centers	3,300	115
Tanger Factory Outlet Centers	2,050	66
Total REITs-Shopping Centers		433
REITs-Single Tenant — 2.0%		
National Retail Properties	7,045	122
Realty Income	3,700	81
Total REITs-Single Tenant		203
REITs-Storage — 3.2%		
Public Storage	5,040	330
Total REITs-Storage		330
REITs-Warehouse/Industrial — 1.1%		
AMB Property	1,510	28
EastGroup Properties	2,475	82
Total REITs-Warehouse/Industrial		110
Total Common Stock (Cost $5,213)		4,766
Foreign Common Stock — 51.5%		
Australia — 10.7%		
CFS Retail Property Trust	137,831	183
Dexus Property Group	325,024	196
Macquarie Office Trust	434,569	73
Westfield Group	71,203	652
Total Australia		1,104
Austria — 0.2%		
Conwert Immobilien Invest*	2,077	17
Total Austria		17
Belgium — 1.0%		
Befimmo SCA Sicafi	603	46
Cofinimmo	490	57
Total Belgium		103
Canada — 4.1%		
Canadian Real Estate Investment Trust	2,500	53
First Capital Realty	2,100	30
Killam Properties	17,400	90
RioCan REIT	18,700	246
Total Canada		419
Finland — 0.4%		
Citycon OYJ	14,741	38
Total Finland		38

The accompanying notes are an integral part of the financial statements.

Description	Shares	Value (000)
France — 7.3%		
ICADE	945	$ 78
Klepierre	3,025	78
Mercialys	1,530	47
Silic	816	72
Societe de la Tour Eiffel	695	23
Societe Fonciere Lyonnaise SA	236	8
Unibail-Rodamco	3,016	451
Total France		757
Germany — 0.8%		
Deutsche Euroshop AG	1,823	57
DIC Asset AG*	665	5
Patrizia Immobilien*	5,856	22
Total Germany		84
Greece — 0.3%		
Eurobank Properties Real Estate Investment	3,116	31
Total Greece		31
Hong Kong — 3.3%		
Hysan Development	50,431	129
Link REIT	97,766	208
Total Hong Kong		337
Japan — 6.2%		
Frontier Real Estate Investment	16	102
Japan Retail Fund Investment	35	161
Nippon Building Fund	44	376
Total Japan		639
Netherlands — 2.6%		
Corio	4,177	204
Nieuwe Steen Investments Funds	3,876	60
Total Netherlands		264
Singapore — 3.2%		
Ascendas Real Estate Investment Trust	99,140	108
CapitaCommercial Trust	159,951	90
CapitaMall Trust	114,716	110
Frasers Centrepoint Trust	40,390	24
Total Singapore		332
Sweden — 1.2%		
Castellum AB	9,993	64
Hufvudstaden AB, Cl A	9,029	56
Total Sweden		120
Switzerland — 1.1%		
PSP Swiss Property	2,439	117
Total Switzerland		117

Description	Shares	Value (000)
United Kingdom — 9.1%		
Big Yellow Group	10,138	$ 57
British Land	30,190	190
Brixton	5,039	3
Derwent London	6,284	97
Great Portland Estates	20,742	75
Hammerson	18,903	96
Land Securities Group	24,694	192
Liberty International	16,159	106
Segro	102,014	41
Shaftesbury	17,415	87
Total United Kingdom		944
Total Foreign Common Stock (Cost $5,687)		5,306
Money Market Fund — 1.9%		
Dreyfus Cash Management Fund, Institutional Class, 0.411% (A)	191,697	192
Total Money Market Fund (Cost $192)		192
Total Investments — 99.6% (Cost $11,092)		10,264
Other Assets and Liabilities, Net — 0.4%		45
Total Net Assets — 100.0%		$ 10,309

* Non-income producing security.
(A) — The rate reported represents the 7-day effective yield as of June 30, 2009.
Cl — Class
REITs — Real Estate Investment Trusts
Cost figures are shown with "000's" omitted.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

Old Mutual Heitman Global Real Estate Securities Fund — concluded

Schedule of Investments

As of June 30, 2009 (Unaudited)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used as of June 30, 2009 in valuing the Fund's net assets were as follows (000):

	Level 1	Level 2	Level 3
Investments			
Common Stock			
Australia	$ —	$ 1,104	$—
Austria	—	17	—
Belgium	—	103	—
Canada	419	—	—
Finland	—	38	—
France	—	757	—
Germany	—	84	—
Greece	—	31	—
Hong Kong	—	337	—
Japan	—	639	—
Netherlands	—	264	—
Singapore	—	332	—
Sweden	—	120	—
Switzerland	—	117	—
United Kingdom	—	944	—
United States	4,766	—	—
Money Market Fund	192	—	—
Total Investments	**$ 5,377**	**$ 4,887**	**$—**

Refer to the "Security Valuation" section of Note 2 for further information.

The accompanying notes are an integral part of the financial statements.

STATEMENT OF ASSETS & LIABILITIES (000, excluding shares)

AS OF JUNE 30, 2009 (UNAUDITED)

	Old Mutual Heitman Global Real Estate Securities Fund
Assets:	
Investment Securities, at cost	$ 11,092
Investment Securities, at value	$ 10,264
Foreign Currency (Cost $43)	46
Receivable for Investment Securities Sold	234
Receivable for Dividends and Interest	66
Receivable from Investment Adviser	81
Other Assets	8
Total Assets	10,699
Liabilities:	
Payable for Management Fees	9
Payable for Investment Securities Purchased	199
Payable to Custodian	27
Payable for Trustees' Fees	46
Payable for Administration Fees	1
Accrued Expenses	108
Total Liabilities	390
Net Assets	$ 10,309
Net Assets:	
Paid-in Capital ($0.001 par value, unlimited authorization)	$ 17,340
Undistributed Net Investment Income	65
Accumulated Net Realized Loss on Investments and Foreign Currency Transactions	(6,271)
Net Unrealized Depreciation on Investments and Foreign Currency Transactions	(825)
Net Assets	$ 10,309
Outstanding Shares of Beneficial Interest	1,762,160
Net Asset Value, Offering and Redemption Price Per Share	$ 5.85

The accompanying notes are an integral part of the financial statements.

STATEMENT OF OPERATIONS (000)

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2009 (UNAUDITED)

	Old Mutual Heitman Global Real Estate Securities Fund
Investment Income:	
Dividends	$ 295
Less: Foreign Taxes Withheld	(19)
Total Investment Income	276
Expenses:	
Management Fees	46
Administration Fees	5
Professional Fees	126
Registration and SEC Fees	9
Custodian Fees	19
Printing Fees	4
Trustees' Fees	154
Transfer Agent Fees	15
Offering Costs	25
Other Expenses	13
Total Expenses	416
Less:	
Waiver of Management Fees	(46)
Reimbursement of Other Expenses by Investment Adviser	(312)
Net Expenses	58
Net Investment Income	218
Net Realized Loss from Security Transactions	(2,931)
Net Realized Loss on Foreign Currency Transactions	(10)
Net Change in Unrealized Appreciation on Investments	2,424
Net Change in Unrealized Appreciation on Foreign Currency Transactions	2
Net Realized and Unrealized Loss on Investments	(515)
Decrease in Net Assets Resulting from Operations	$ (297)

The accompanying notes are an integral part of the financial statements.

STATEMENT OF CHANGES IN NET ASSETS (000)

	Old Mutual Heitman Global Real Estate Securities Fund	
	1/1/09 to 6/30/09 (Unaudited)	8/22/08* to 12/31/08
Investment Activities:		
Net Investment Income	$ 218	$ 135
Net Realized Loss from Investments and Foreign Currency Transactions	(2,941)	(3,520)
Net Change in Unrealized Appreciation (Depreciation) on Investments and Foreign Currency Transactions	2,426	(3,251)
Net Decrease in Net Assets Resulting from Operations	(297)	(6,636)
Dividends and Distributions to Shareholders From:		
Net Investment Income	(104)	—
Total Dividends and Distributions	(104)	—
Capital Share Transactions:		
Shares Issued	479	18,927
Shares Issued upon Reinvestment of Distributions	104	—
Shares Redeemed	(101)	(2,063)
Increase in Net Assets Derived from Capital Shares Transactions	482	16,864
Total Increase in Net Assets	81	10,228
Net Assets:		
Beginning of Period	10,228	—
End of Period	$ 10,309	$10,228
Undistributed Net Investment Income/(Accumulated Net Investment Loss)	$ 65	$ (49)
Shares Issued and Redeemed:		
Shares Issued	108	1,894
Shares Issued upon Reinvestment of Distributions	20	—
Shares Redeemed	(17)	(242)
Net Increase in Shares Outstanding	111	1,652

* Inception date of the Fund.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

Financial Highlights

FOR A SHARE OUTSTANDING THROUGHOUT THE PERIOD ENDED DECEMBER 31, 2008

AND FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2009 (UNAUDITED)

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Realized and Unrealized Gains (Losses) on Securities	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Net Asset Value End of Period	Total Return[†]	Net Assets, End of Period (000)	Ratio of Expenses to Average Net Assets**	Ratio of Expenses to Average Net Assets (Excluding Waivers and Expense Reductions)**	Ratio of Net Investment Income (Loss) to Average Net Assets**	Portfolio Turnover Rate[†]
OLD MUTUAL HEITMAN GLOBAL REAL ESTATE SECURITIES FUND														
Institutional Class														
2009	$ 6.19	$0.13	$(0.41)	$(0.28)	$ (0.06)	$—	$ (0.06)	$5.85	(4.43)%	$10,309	1.25%	9.01%	4.73%	69.78%
2008*	10.00	0.08	(3.89)	(3.81)	—	—	—	6.19	(38.10)%	10,228	1.25%	2.79%	2.83%	65.42%

   * Fund Commenced operations on August 22, 2008.

  ** Ratios for periods less than one year have been annualized.

   † Total return and portfolio turnover rates are for the period indicated and have not been annualized. Total return would have been lower had certain expenses not been waived by the Adviser during the year. Returns shown do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

   1 Per share amounts for the period are calculated based on average outstanding shares.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION

Old Mutual Funds III (the "Trust"), organized as a Delaware statutory trust on November 21, 2007, is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. The Trust currently offers thirteen series portfolios. The Old Mutual Heitman Global Real Estate Securities Fund (the "Fund") which commenced operations on August 22, 2008 is covered by this Semi-Annual Report. The Trust's series portfolios whose financial statements are presented separately are the Old Mutual 2011-2020 Conservative Fund, Old Mutual 2011-2020 Moderate Fund, Old Mutual 2011-2020 Aggressive Fund, Old Mutual 2021-2030 Conservative Fund, Old Mutual 2021-2030 Moderate Fund, Old Mutual 2021-2030 Aggressive Fund, Old Mutual 2031-2040 Conservative Fund, Old Mutual 2031-2040 Moderate Fund, Old Mutual 2031-2040 Aggressive Fund, Old Mutual 2041-2050 Conservative Fund, Old Mutual 2041-2050 Moderate Fund and the Old Mutual 2041-2050 Aggressive Fund (collectively with the Fund, the "Funds").

As of June 30, 2009, Old Mutual Capital, Inc. (the "Adviser") owned approximately 29% of the outstanding shares of the Fund.

Shareholders may currently purchase shares of the Fund through Institutional Class shares only. The Fund is classified as a non-diversified management investment company. The Fund's prospectus provides a description of the Fund's investment objective, policies and investment strategies.

In the normal course of business, the Fund may enter into various agreements that provide for general indemnifications. The Fund's maximum exposure under these arrangements is unknown as any potential exposure involves future claims that may be made against the Fund.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies followed by the Fund.

Use of Estimates in the Preparation of Financial Statements — The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

Security Valuation — Investment securities of the Fund that are listed on a securities exchange, market or automated quotation system and for which market quotations are readily available, including securities traded over-the-counter ("OTC") (except for securities traded on NASDAQ), are valued at the last quoted sales price on the principal market on which they are traded at the close of trading on the New York Stock Exchange ("NYSE") (normally 4:00 p.m., Eastern Time) each day that the NYSE is open (the "Valuation Time"), or, if there is no such reported sale at the Valuation Time, at the most recent quoted bid price reported by the exchange or the OTC market. For securities traded on NASDAQ, the NASDAQ Official Closing Price provided by NASDAQ each business day will be used. If such prices are not available, these securities and unlisted securities for which market quotations are not readily available are valued in accordance with Fair Value Procedures established by the Board of Trustees of the Trust (the "Board"). The Fund uses pricing services to report the market value of securities in the portfolio; if the pricing service is not able to provide a price, or the pricing service quote of valuation is inaccurate or does not reflect the market value of the security, prices may be obtained through market quotations from independent broker/dealers. If market quotations from these sources are not readily available, securities are valued in accordance with Fair Value Procedures established by the Board. The Trust's Fair Value Procedures are implemented through a Valuation Committee (the "Committee") designated by the Board. Some of the more common reasons that may necessitate that a security be valued using Fair Value Procedures include: the security's trading has been halted or suspended; the security has been de-listed from a national exchange; the security's primary trading market is temporarily closed at a time when, under normal conditions, it would be open; or the security's primary pricing source is not able or willing to provide a price. When a security is valued in accordance with the Fair Value Procedures, the Committee will determine the value after taking into consideration relevant information reasonably available to the Committee. The valuation is assigned to Fair Valued Securities for purposes of calculating a Fund's net asset value ("NAV"). Debt securities (other than short-term obligations), including listed issues, are valued on the basis of valuations furnished by a pricing service which utilizes electronic data processing techniques to determine valuations for normal institutional size trading units of debt securities, without exclusive reliance upon exchange or over-the-counter prices. Short-term obligations with maturities of 60 days or less may be valued at amortized cost, which approximates market value. Under this valuation method, acquisition discounts and premiums are accreted and amortized ratably to maturity and are included in interest income.

Foreign securities traded on the foreign exchanges in the Western Hemisphere are valued based upon quotations from the principal market in which they are traded before the valuation time and are translated from the local currency into U.S. dollars using current exchange rates. In addition, if quotations are not readily available, or if the values have been materially affected by events occurring after the closing of a foreign market, assets may be valued in accordance with the Fair Value Procedures established by the Board.

NOTES TO FINANCIAL STATEMENTS — continued

Foreign securities traded in countries outside the Western Hemisphere are fair valued daily by utilizing the quotations of an independent pricing service, unless the Adviser determines that use of another valuation methodology is appropriate. The pricing service uses statistical analyses and quantitative models to adjust local prices using factors such as subsequent movement and changes in the prices of indexes, securities and exchange rates in other markets in determining fair value as of the time the Fund calculates the NAVs. The fair value of the foreign security is translated from the local currency into U.S. dollars using current exchange rates.

The Fund is subject to the provisions of Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 establishes a hierarchy that prioritizes the inputs to valuation techniques giving the highest priority to readily available unadjusted quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements) when market prices are not readily available or reliable. The inputs used for valuing securities are not necessarily an indication of the risks associated with investing in those securities. Changes in valuation techniques may result in transfers in or out of an investment's assigned level within the hierarchy during the reporting period. The aggregate value by input level, as of June 30, 2009, for the Fund's investments is included in the Schedule of Investments.

Security Transactions and Investment Income — Security transactions are accounted for on the date the securities are purchased or sold (trade date). Dividend income is recognized on the ex-dividend date; interest income and expense is recognized on the accrual basis and includes amortization of premiums and accretion of discounts on investments, if applicable. Non-cash dividends included in dividend income, if any, are recorded at the fair market value of the securities received. Costs used in determining realized capital gains and losses on the sale of investment securities are those of the specific securities sold adjusted for the accretion and amortization of acquisition discounts and premiums during the respective holding periods, if applicable.

Dividends and Distributions — Dividends from net investment income for the Fund are declared and paid quarterly, if available. Distributions from net realized capital gains, for the Fund, are generally made to shareholders at least annually, if available.

Foreign Withholding Taxes — The Fund may be subject to taxes imposed by countries in which it invests with respect to it's investments in issuers existing or operating in such countries. Such taxes are generally based on income earned. The Fund accrues such taxes when the related income is earned.

Investments in Real Estate Investment Trusts ("REIT") — Dividend income is recorded based on the income included in distributions received from the REIT investments using published REIT reclassifications, including some management estimates when actual amounts are not available. Distributions received in excess of this estimated amount are recorded as a reduction of the cost of investments or reclassified to capital gains. The actual amounts of income, return of capital and capital gains are only determined by each REIT after its fiscal year-end, and may differ from the estimated amounts.

Foreign Currency Conversion — The books and records of the Fund are maintained in U.S. dollars. Foreign currency amounts are converted into U.S. dollars on the following basis:

(i) market value of investment securities, other assets and liabilities at the current rate of exchange; and

(ii) purchases and sales of investment securities, income and expenses at the relevant rates of exchange prevailing on the respective dates of such transactions.

The Fund does not isolate that portion of gains and losses on investment securities that is due to changes in the foreign exchange rates from that which is due to changes in market prices of such securities. The Fund reports gains and losses on foreign currency related transactions as components of realized gains and losses for financial reporting purposes, whereas such components are treated as ordinary income or loss for Federal income tax purposes.

Offering Costs — All offering costs incurred with the start up of the Fund are being amortized on a straight line basis over a period of twelve months from commencement of operations. As of June 30, 2009, the Fund has offering costs of approximately $8 (000), remaining to be amortized and are included within Other Assets on the Statement of Assets and Liabilities.

Other — Expenses that are directly related to one of the Funds are charged directly to the Fund. Other operating expenses are prorated to the Fund on the basis of relative net assets. The Fund has an arrangement with the transfer agent, DST Systems, Inc., whereby interest earned on uninvested cash balances is used to offset a portion of the transfer agent expense. The transfer agent expenses shown in the Statements of Operations are in total and do not reflect the expense reductions, if any, which are shown separately.

The Fund imposes a 2% redemption/exchange fee on total redemption proceeds (after applicable deferred sales charges) of any shareholder redeeming shares (including redemption by exchange) of the Fund within 10 calendar days of their purchase. The Fund charges the redemption/exchange fee to discourage market timing by those shareholders initiating redemptions or exchanges to take advantage of short-term market movements. The redemption fee will be imposed to the extent that the number of Fund shares redeemed exceeds the number of Fund shares that have been held for more than 10 calendar days. In determining how long shares of the Fund have been held, shares held by the investor for the longest period of time will be sold first. The Fund will retain the fee by crediting Paid-in Capital. During the six-month period ended June 30, 2009, there were no redemption fees earned by the Fund.

3. INVESTMENT ADVISORY FEES, ADMINISTRATIVE FEES AND OTHER TRANSACTIONS WITH AFFILIATES

Investment Adviser — Old Mutual Capital, Inc. is an indirect, wholly owned subsidiary of Old Mutual (US) Holdings Inc. ("OMUSH"). OMUSH is a direct, wholly owned subsidiary of OM Group (UK) Limited, which, in turn, is a direct, wholly owned subsidiary of Old Mutual plc, a London-Exchange listed international financial services firm. The Fund and the Adviser are parties to an Investment Advisory Agreement (the "Advisory Agreement"), under which the Adviser is paid a monthly fee that is calculated daily and paid monthly, at an annual rate based on the average daily net assets of the Fund, as follows:

	Management Fee	Asset Level
Old Mutual Heitman Global Real Estate Securities Fund	1.000%	Less than $500 million
	0.975%	$500 million to less than $1 billion
	0.950%	$1 billion or greater

Expense Limitation Agreements — In the interest of limiting expenses of the Fund, the Adviser has entered into an expense limitation agreement ("Expense Limitation Agreement") with respect to the Fund, pursuant to which the Adviser has contractually agreed to waive through December 31, 2011, its advisory fees and assume other expenses of the Fund to the extent necessary to limit the total annual expenses to no more than 1.25% of the Fund's average daily net assets. Reimbursement by the Fund of the advisory fees waived and other expenses paid by the Adviser pursuant to the Expense Limitation Agreement may be made up to three years after the expenses were reimbursed or absorbed if such reimbursement does not cause the operating expenses of the Fund in the year of reimbursement to exceed the expense limitation in effect in the year for which fees are being reimbursed. At June 30, 2009, the Adviser may seek reimbursement of previously waived and reimbursed fees as follows (000):

	Expires 2011	Expires 2012	Total
Old Mutual Heitman Global Real Estate Securities Fund	$74	$358	$432

Sub-Advisory Agreements — The Trust, on behalf of the Fund, and the Adviser have entered into a sub-advisory agreement (the "Heitman Sub-Advisory Agreement") with Heitman Real Estate Securities LLC ("Heitman"). Heitman is owned 50% by Heitman senior executives and 50% by Old Mutual (HFL) Inc., a wholly owned subsidiary of OMUSH and an affiliate of the Adviser. Heitman has entered into separate sub-sub-advisory agreements with both Heitman International Real Estate Securities GmbH ("Heitman-Europe") and Challenger Managed Investments (International) Pty Ltd ("Challenger"). Heitman-Europe is owned solely by Heitman. Challenger is a company within the Australian-based Challenger Group, whose ultimate parent company is Challenger Financial Services Group Limited. The Heitman Sub-Advisory Agreement, together with the sub-sub-advisory agreements between Heitman and Heitman-Europe ("Heitman-Europe Sub-Advisory Agreement"), and Heitman and Challenger ("Challenger Sub-Advisory Agreement") are collectively referred to as the "Sub-Advisory Agreements."

For the services provided and expenses incurred pursuant to the Heitman Sub-Advisory Agreement, Heitman is entitled to receive from the Adviser a sub-advisory fee with respect to the average daily net assets of the Fund, which is computed and paid monthly at an annual rate of 0.65%.

For the services provided and expenses incurred pursuant to the Heitman-Europe Sub-Advisory Agreement, Heitman-Europe is entitled to receive from Heitman a sub-sub-advisory fee equal to a pro rata share of 75% of the sub-advisory fee received by Heitman pursuant to the Heitman Sub-Advisory Agreement, based on the ratio of the value of the Fund's average daily net assets under the investment management of Heitman-Europe to the total value of the Fund's overall net assets.

For the services provided and expenses incurred pursuant to the Challenger Sub-Advisory Agreement, Challenger is entitled to receive from Heitman a sub-sub-advisory fee of 18.75% of the sub-advisory fee received by Heitman pursuant to the Heitman Sub-Advisory Agreement.

The Sub-Advisory Agreements obligate the sub-advisers to: (i) manage the investment operations of the assets managed by the sub-adviser and the composition of the investment portfolio comprising such assets, including the purchase, retention and disposition thereof in accordance with the Fund's investment objective, policies and limitations; (ii) provide supervision of the assets managed by the sub-adviser and to determine from time to time what investment and securities will be purchased, retained or sold on behalf of the Fund and what portion of the assets managed by the sub-adviser will be invested or held uninvested in cash; and (iii) determine the securities to be purchased or sold on behalf of the Fund in connection with such assets and to place orders with or through such persons, brokers or dealers to carry out the policy with respect to brokerage set forth in the Prospectus or as the Board or the Adviser may direct from time to time, in conformity with federal securities laws.

Notes to Financial Statements — continued

Administrative Services Agreement — The Trust and Old Mutual Fund Services (the "Administrator"), a wholly owned subsidiary of the Adviser, entered into an Administrative Services Agreement (the "Administrative Agreement"), pursuant to which the Administrator oversees the administration of the Trust's and the Fund's business and affairs, including regulatory reporting and all necessary office space, equipment, personnel and facilities, as well as services performed by various third parties. The Administrator is entitled to a fee from the Trust, which is calculated daily and paid monthly, as follows:

Average Daily Net Assets	Annual Fee Rate
$0 to $500 million	0.10%
> $500 million up to $1 billion	0.09%
> $1 billion up to $1.5 billion	0.08%
> $1.5 billion	0.07%

The Administrative Agreement provides that the Administrator will not be liable for any error of judgment or mistake of law or for any loss suffered by the Trust in connection with the matters to which the Administrative Agreement relates, except a loss resulting from willful misfeasance, bad faith or gross negligence on the part of the Administrator in the performance of its duties. The Administrative Agreement will continue in effect unless terminated by either party upon not less than 90 days' prior written notice to the other party.

The Bank of New York Mellon (the "Sub-Administrator") serves as sub-administrator to the Trust. The Sub-Administrator assists the Administrator in connection with the administration of the business and affairs of the Trust. Pursuant to a sub-administration and accounting agreement (the "Sub-Administration Agreement") between the Administrator and the Sub-Administrator, the Administrator pays the Sub-Administrator as follows: annual rates, based on the combined average daily gross assets of the funds within the Trust, Old Mutual Funds I and Old Mutual Funds II (the "Old Mutual Complex"), of (1) 0.0475% of the first $6 billion, plus (2) 0.04% of the average daily gross assets in excess of $6 billion. For funds within the Old Mutual Complex that are managed as a "fund of funds," these fees apply only at the underlying fund level. In addition, the Administrator pays the Sub-Administrator the following annual fees: (1) $35,000 for each fund managed as a "fund of funds"; and (2) $3,000 per class in excess of three classes for each fund in the Old Mutual Complex. Certain minimum fees apply. The Sub-Administration Agreement provides that the Sub-Administrator will not be liable for any costs, damages, liabilities or claims incurred by the Sub-Administrator except those arising out of the Sub-Administrator's or its delegee's or agent's (if such delegee or agent is a subsidiary of the Sub-Administrator) negligence or willful misconduct or the Sub-Administrator's failure to act in good faith. In no event shall the Sub-Administrator be liable to the Administrator or any third party for special, indirect or consequential damages.

Distribution Agreement — The Trust has entered into a distribution agreement with Old Mutual Investment Partners (the "Distributor"), a wholly owned subsidiary of the Adviser. The Distributor receives no compensation for serving in such capacity.

Other Service Providers — DST Systems, Inc. ("DST") serves as the transfer agent and dividend disbursing agent of the Fund. From time to time, the Fund may pay amounts to third parties that provide sub-transfer agency and other administrative services relating to the Fund to persons who beneficially own interests in the Fund. The Trust has entered into an agency agreement with DST pursuant to which DST provides call center and correspondence and other shareholder account-related services.

The Bank of New York Mellon serves as the custodian for the Fund.

Officers and Trustees of the Fund who are or were officers of the Adviser, Administrator, Sub-Administrator or Distributor received no compensation from the Fund.

4. Investment Transactions

The cost of securities purchased and the proceeds from securities sold and matured, other than short-term investments, for the Fund, were $7,114 (000) and $6,284 (000), respectively, for the six-month period ended June 30, 2009.

5. Concentration/Risks

The Fund may invest in foreign securities. Investing in the securities of foreign issuers involves special risks and considerations not typically associated with investing in U.S. companies. These risks and considerations include differences in accounting, auditing and financial reporting standards, generally higher commission rates on foreign portfolio transactions, the possibility of expropriation or confiscatory taxation, adverse changes in investment or exchange control regulations, political instability which could affect U.S. investment in foreign countries and potential restrictions on the flow of international capital and currencies. Foreign issuers may also be subject to less government regulation than U.S. companies. Moreover, the dividends and interest payable on foreign securities may be subject to foreign withholding taxes, thus reducing the net amount of income available for distribution to a Fund's shareholders. Further, foreign securities often trade with less frequency and volume than domestic securities and, therefore, may exhibit greater price volatility. Changes in foreign exchange rates will affect, favorably or unfavorably, the value of those securities which are denominated or quoted in currencies other than the U.S. dollar.

The Fund invests a high percentage of its assets in the real estate sector. As a result, the economic and regulatory developments in this sector, positive or negative, have a greater impact on the Fund's net asset value and will cause its shares to fluctuate more than if the Fund did not concentrate its investments in a particular sector.

6. Federal Tax Information

The Fund has qualified and intends to continue to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code and to distribute substantially all of its taxable income and net capital gains. Accordingly, no provision has been made for Federal income taxes.

The Fund is subject to the provisions of Financial Accounting Standards Board Interpretation No. 48 ("FIN 48"), Accounting for Uncertainty in Income Taxes. FIN 48 requires an evaluation of tax positions taken (or expected to be taken) in the course of preparing a Fund's tax returns to determine whether these positions meet a "more-likely-than-not" standard that based on the technical merits have a more than fifty percent likelihood of being sustained by a taxing authority upon examination. A tax position that meets the "more-likely-than-not" recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The Fund recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations.

FIN 48 requires management of the Fund to analyze all open tax years, fiscal year 2008 as defined by IRS statute of limitations, for all major jurisdictions, including federal tax authorities and certain state tax authorities. As of and during the six-month period ended June 30, 2009, the Fund did not have a liability for any unrecognized tax benefits. The Fund has no examination in progress and is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next twelve months.

Dividends from net investment income and distributions from net realized capital gains are determined in accordance with U.S. Federal income tax regulations, which may differ from those amounts determined under accounting principles generally accepted in the United States of America. These book/tax differences are either temporary or permanent in nature. To the extent these differences are permanent, they are charged or credited to Paid-in Capital or accumulated net realized gain, as appropriate, in the period that the differences arise.

Accordingly, the following permanent differences as of December 31, 2008, primarily attributable to certain net operating losses, reclassifications related to investments in Passive Foreign Investment Companies and foreign currency translation were reclassified to the following accounts.

	Increase/(Decrease) Paid-in Capital (000)	Increase/(Decrease) Accumulated Net Realized (000)	Increase/(Decrease) Undistributed Net Investment (000)
Old Mutual Heitman Global Real Estate Securities Fund	$(6)	$190	$(184)

The Old Mutual Heitman Global Real Estate Securities Fund had no distributions during the year ended December 31, 2008.

As of December 31, 2008, the components of Distributable Earnings/(Accumulated Losses) were as follows (000):

Capital Loss Carryforwards	
December 2016	$ (847)
Post October Losses	(2,010)
Post October Currency Losses	(8)
Unrealized Appreciation/Depreciation	(3,765)
	$(6,630)

For Federal income tax purposes, capital loss carryforwards may be carried forward and applied against future capital gains for a period of up to eight years to the extent allowed by the Internal Revenue Code.

The Federal tax cost, aggregate gross unrealized appreciation and depreciation of investments held by the Fund at June 30, 2009 were as follows:

	Federal Tax Cost (000)	Unrealized Appreciation (000)	Unrealized Depreciation (000)	Net Unrealized Appreciation/ Depreciation (000)
Old Mutual Heitman Global Real Estate Securities Fund	$ 11,092	$ 478	$ (1,306)	$(828)

7. SUBSEQUENT EVENT

In accordance with the provisions of Statement of Financial Accounting Standards No. 165 *Subsequent Events*, management of the Fund has evaluated the possibility of subsequent events existing in the Fund's financial statements through August 21, 2009. Management has determined that there are no material events that would require disclosure in the Fund's financial statements through this date.

Proxy Voting and Portfolio Holdings (Unaudited)

Proxy Voting

A description of the guidelines that the Trust uses to determine how to vote proxies relating to portfolio securities and information regarding how the Funds within the Trust voted proxies relating to portfolio securities during the 12-month period ended June 30, 2009 is available (i) without charge upon request, by calling 888-772-2888 toll-free; (ii) on the SEC's website at http://www.sec.gov; and (iii) on the Trust's website at oldmutualfunds.com.

Old Mutual Funds III Form N-Q Information

The Trust files a complete schedule of portfolio holdings with the SEC for the first and third quarters of its fiscal year on Form N-Q. The Trust's Form N-Q for the first quarter of its current fiscal year is available on the SEC's website at http://www.sec.gov, or may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330 toll-free.

FUND EXPENSES EXAMPLE (Unaudited)

Six-Month Hypothetical Expense Example — June 30, 2009

Example. As a shareholder of the Fund you may pay two types of fees: transaction fees and fund-related fees. Transaction fees may include transaction costs, including redemption fees and exchange fees. Fund-related fees may include ongoing expenses, including management fees, and other fund expenses, which are indirectly paid by shareholders and affect your investment return.

This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds. This Example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended June 30, 2009.

Actual Expenses. The first line in the following table provides information about actual account values and actual expenses. The Example includes, but is not limited to, management fees, custody fees and transfer agent fees. However, the Example does not include client specific fees. The Example also does not include portfolio trading commissions and related trading expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line for the Fund under the heading entitled "Expenses Paid During Six-Month Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes. The second line in the table provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholders reports of other funds. Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs. Therefore, this information is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. If these transactional costs were included, your costs would have been higher.

	Beginning Account Value 1/01/09	Ending Account Value 6/30/09	Annualized Expense Ratio	Expenses Paid During Six-Month Period*
Old Mutual Heitman Global Real Estate Securities Fund - Institutional Class				
Actual Fund Return	$1,000.00	$ 955.70	1.25%	$6.06
Hypothetical 5% Return	1,000.00	1,018.60	1.25	6.26

* Expenses are equal to the Old Mutual Heitman Global Real Estate Securities Fund's annualized expense ratio multiplied by the average account value over the period, multiplied by 181/365 (to reflect the period since commencement of operations).

FOR MORE INFORMATION

For investors who want more information about Old Mutual Funds III, please contact us at:

By Telephone:
888.772.2888

By Mail:
Old Mutual Funds III
P.O. Box 219534
Kansas City, Missouri 64121-9534

Via the Internet:
oldmutualfunds.com

This semi-annual report is intended for the information of Old Mutual Funds III shareholders, but may be used by prospective investors when preceded or accompanied by a current prospectus. You may obtain a copy of the prospectus, which contains important information about the objectives, risks, share classes, charges and expenses of Old Mutual Funds III, by visiting oldmutualfunds.com or by calling 888.772.2888. Please read the prospectus carefully before investing.



Funds distributed by Old Mutual Investment Partners
R-09-568 08/2009